UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2024

Wesbanco, Inc.

(Exact name of Registrant as Specified in Its Charter)

West Virginia	001-39442	55-0571723
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Bank Plaza, Wheeling, WV		26003
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (304) 234-9000

Former Name or Former Address, if Changed Since Last Report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock $2.0833 Par Value	WSBC	NASDAQ Global Select Market
Depositary Shares (each representing 1/40th interest in a share of 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A)	WSBCP	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On July 25, 2024, Wesbanco, Inc. (the “Company”), Wesbanco Bank, Inc. (“Wesbanco Bank”), Premier Financial Corp. (“Premier Financial”) and Premier Bank entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Premier Financial with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, the separate corporate existence of Premier Financial will cease, and the Company will continue as the surviving corporation in the Merger. The Merger Agreement also provides that, immediately following the completion of the Merger, Premier Bank, an Ohio state-chartered bank and a wholly-owned subsidiary of Premier Financial, will merge with and into Wesbanco Bank, a West Virginia banking corporation and a wholly-owned subsidiary of the Company (the “Bank Merger”), with Wesbanco Bank continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously authorized and approved by the respective Boards of Directors of each of the Company, Wesbanco Bank, Premier Financial and Premier Bank.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Premier Financial shareholders will have the right to receive 0.80 of a share of the Company’s common stock for each share of Premier Financial’s common stock. The exchange ratio is subject to customary anti-dilution adjustments in the event of reorganizations, stock splits, stock dividends, and similar transactions involving the Company’s common stock. In addition, subject to certain contingencies set forth in the Merger Agreement, in the event that Premier Financial does not declare and pay all or any portion of a regular quarterly dividend of $0.31 per share of Premier Financial common stock by reason of Premier Financial’s failure to obtain regulatory non-objection, consent or approval of such quarterly dividend or a related dividend from Premier Bank to Premier Financial, the Company will make a cash payment to Premier Financial’s shareholders at the closing of the Merger on a dollar-for-dollar basis in an amount equal to the total amount of all such foregone dividends, assuming that the number of shares of Premier Financial’s common stock outstanding for each foregone dividend is equal to the number of shares of Premier Financial’s common stock outstanding at the effective time of the Merger.

The Merger Agreement contains customary representations and warranties from both the Company and Premier Financial, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger, each party’s obligation, subject to certain exceptions, to recommend that its shareholders approve the Merger (in the case of Premier Financial) or the Merger Agreement and issuance of common stock in connection with the Merger (in the case of the Company) and, in the case of Premier Financial, its non-solicitation obligations relating to alternative acquisition proposals. The Merger Agreement contains certain termination rights for both the Company and Premier Financial and further provides that, upon termination of the Merger Agreement under certain circumstances, Premier Financial may be obligated to pay the Company a termination fee of $37.0 million.

At the effective time of the Merger, four members of Premier Financial’s current Board of Directors will be appointed to the respective Boards of Directors of the Company and Wesbanco Bank.

Consummation of the Merger is subject to a number of customary conditions, including, but not limited to, the approval of the Merger Agreement and the issuance of shares of the Company’s common stock in connection with the Merger by the Company’s shareholders, approval of the Merger by the shareholders of Premier Financial and the receipt of all required regulatory approvals. In addition, each party’s obligation to consummate the Merger is subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations, and (3) the receipt by such party of an opinion from its counsel to the effect that the Merger and, in the case of the opinion of the Company’s counsel, the Bank Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

As a condition to the Company’s willingness to enter into the Merger Agreement, all of the directors and executive officers of Premier Financial have entered into voting agreements (each, a “Voting Agreement”) with the Company pursuant to which they have agreed to vote their shares in favor of the Merger. A form of the Voting Agreement is attached as Exhibit A to the Merger Agreement and is incorporated herein by reference.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement.

Securities Purchase Agreement

On July 25, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several institutional “accredited investors” (the “Investors”), pursuant to which, on the terms and subject to the conditions set forth therein, the Company agreed to issue and sell to the Investors in a private placement an aggregate of 7,272,728 shares of the Company’s common stock (the “Shares”), at a price of $27.50 per Share (the “Private Placement”).

The Private Placement is expected to close on August 1, 2024, subject to the satisfaction or waiver of specified customary closing conditions. The Company expects to receive aggregate gross proceeds from the Private Placement of approximately $200.0 million, before deducting estimated offering expenses payable by the Company. The Company expects to use the net proceeds from the Private Placement to support the Merger, to maintain appropriate pro forma capital ratios, to pay down borrowings, and for general corporate purposes

The Securities Purchase Agreement contains customary representations, warranties and agreements of each Party. The Company has granted the Investors indemnification rights with respect to its representations, warranties, covenants and agreements under the Securities Purchase Agreement.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference in its entirety. The foregoing summary of the Securities Purchase Agreement in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, the Company and the Investors also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 25, 2024, pursuant to which the Company agreed to provide customary resale registration rights with respect to the Shares obtained by the Investors pursuant to the Securities Purchase Agreements, subject to certain limitations as set forth in the Registration Rights Agreement. Failure to meet the resale registration statement filings or effectiveness deadlines, and certain other events, set forth in the Registration Rights Agreement may result in the Company’s Payment of liquidated damages in the amount of 1% of the aggregate purchase price paid by the Investors pursuant to the Securities Purchase Agreement.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference in its entirety. The foregoing summary of the Registration Rights Agreement in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement.

Item 3.02	Unregistered Sales of Equity Securities

The information contained above in Item 1.01 related to the Private Placement is hereby incorporated by reference into this Item 3.02.

The offering and sale of the Shares pursuant to the Securities Purchase Agreement are intended to be exempt under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption afforded by Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act and corresponding provisions of state securities or “blue sky” laws.

Item 7.01	Regulation FD Disclosure

The Company will host a conference call and webcast to discuss the Merger Agreement and the Merger on July 26, 2024 at 10:00 a.m. ET. The Company will also discuss its financial results for the second quarter of 2024 on this call. Interested parties can access the live webcast of the conference call through the Investor Relations section of the Company’s website, www.wesbanco.com. Participants can also listen to the conference call by dialing 888-347-6607 (domestic), 855-669-9657 (Canada), or 412-902-4290 (international), and asking to be joined into the Wesbanco call. Interested parties should log in or dial in at least 10 minutes prior to the start time to ensure a connection. A replay of the conference call will be available by dialing 877-344-7529 (domestic), 855-669-9658 (Canada), or 1-412-317-0088 (international), and providing the access code of 1675057. The replay will begin at approximately 12:00 p.m. ET on July 26, 2024 and end at 12 a.m. ET on August 9, 2024. An archive of the webcast will be available for one year on the Investor Relations section of the Company’s website (www.wesbanco.com). The Company has prepared an investor presentation to accompany the call that will be available through the Investor Relations section of its website, www.wesbanco.com. A copy of this investor presentation is attached hereto as Exhibit 99.1.

In accordance with General Instruction B.2. of Form 8-K, the information in this Item 7.01 and the accompanying Exhibit 99.1 shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that Section.

Item 8.01	Other Events

On July 26, 2024, the Company and Premier Financial issued a press release announcing the signing of the Merger Agreement and the Securities Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Cautionary Statement

The Merger Agreement, form of Voting Agreement, Securities Purchase Agreement and Registration Rights Agreement (collectively, the “Subject Agreements”) have been included in this report to provide investors with information regarding their terms. Except for the status of the Subject Agreements as the contractual documents that establish and govern the respective legal relations among the parties thereto with respect to the transactions described in this report, the Subject Agreements are not intended to be sources of factual, business or operational information about the parties thereto.

The representations, warranties, covenants and agreements made by the parties to the Subject Agreements are made as of specific dates and are qualified and limited, including with respect to the Merger Agreement by information in disclosure schedules that the parties exchanged in connection with the execution of such Merger Agreement. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders. Representations and warranties may be used as a tool to allocate risks between the parties to the Subject Agreements, including where the parties do not have complete knowledge of all facts. Accordingly, the Subject Agreements are included with this filing only to provide investors with information regarding the terms of the Subject Agreements, and not to provide investors with any other factual information regarding the Company, Premier Financial, the Investors, their respective affiliates or their respective businesses. Moreover, information concerning the subject matter of representations and warranties may change after the date of a Subject Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Subject Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Premier Financial, their respective affiliates or their respective businesses, the Subject Agreements and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of the Company and Premier Financial and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and Premier Financial make with the SEC.

Forward-Looking Statements

Matters set forth in the exhibits to this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between the Company and Premier Financial, that are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements in the exhibits to this filing are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the Company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting the Company’s operational and financial performance, the businesses of the Company and Premier Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; Premier Financial’s shareholders and/or the Company’s shareholders may not approve the proposed Merger and the shareholders of the Company may not approve the issuance of shares of the Company’s common stock in connection with the Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in the Company’s 2023 Annual Report on Form 10-K, Premier Financial’s 2023 Annual Report on Form 10-K, and documents subsequently filed by the Company and Premier Financial with the SEC. All forward-looking statements included in this filing are based on information available at the time of the release. Neither the Company nor Premier Financial assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, the Company will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Premier Financial and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company and shareholders of Premier Financial prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statements/Prospectus, and other related documents are filed by the Company or Premier with the SEC, they may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

The Company and Premier Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of the Company and Premier Financial in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier Financial is set forth in the proxy statement for Premier Financial’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of the Company or Premier Financial in connection with the proposed Merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, the Company or Premier Financial using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

THE RESPECTIVE SHAREHOLDERS OF THE COMPANY AND PREMIER FINANCIAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

2.1	Agreement and Plan of Merger, dated July 25, 2024, by and among Wesbanco, Inc., Wesbanco Bank, Inc., Premier Financial Corp. and Premier Bank.

10.1	Form of Securities Purchase Agreement, dated July 25, 2024, by and among Wesbanco, Inc. and the other parties identified therein.

10.2	Form of Registration Rights Agreement, dated July 25, 2024, by and among Wesbanco, Inc. and the other parties identified therein.

99.1	Presentation by Wesbanco, Inc. for conference call and webcast on July 26, 2024.

99.2	Joint Press Release issued by Wesbanco, Inc. and Premier Financial Corp., dated July 26, 2024, announcing the execution of the Agreement and Plan of Merger.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wesbanco, Inc.
(Registrant)

Date: July 26, 2024	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr.
Executive Vice President and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

July 25, 2024

by and among

WESBANCO, INC.

WESBANCO BANK, INC.,

PREMIER FINANCIAL CORP.

and

PREMIER BANK

i

ARTICLE SIX — FURTHER COVENANTS OF BUYER		72

6.01.	Access to Information	72
6.02.	Opportunity of Employment; Employee Benefits; Retention Pool and Retention Restricted Stock Grants	72
6.03.	Exchange Listing	75
6.04.	Notification	75
6.05.	Takeover Laws	75
6.06.	Officers’ and Directors’ Indemnification and Insurance	75
6.07.	Appointment of Seller Directors to Board of Directors	77
6.08.	Operation of Business	77
6.09.	Buyer Forbearances	78
6.10.	Seller Shares	78
6.11.	Section 16	78

ARTICLE SEVEN — FURTHER OBLIGATIONS OF THE PARTIES		78

7.01.	Confidentiality	78
7.02.	Necessary Further Action	79
7.03.	Cooperative Action	79
7.04.	Satisfaction of Conditions	79
7.05.	Press Releases	79
7.06.	Registration Statements; Proxy Statement; Shareholders’ Meetings	80
7.07.	Regulatory Applications	82
7.08.	Coordination of Dividends	83
7.09.	Seller Dividend and Contingent Cash Payment	83
7.10.	Transition and Data Conversion	84

ARTICLE EIGHT — CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES		85

8.01.	Conditions to the Obligations of Buyer and Buyer Sub	85
8.02.	Conditions to the Obligations of Seller and Seller Sub	86
8.03.	Mutual Conditions	87

ARTICLE NINE — CLOSING		88

9.01.	Closing	88
9.02.	Closing Transactions Required of Buyer	88
9.03.	Closing Transactions Required of Seller	89

ARTICLE TEN — NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS		90

10.01.	Non-Survival of Representations, Warranties and Covenants	90

ARTICLE ELEVEN — TERMINATION		90

11.01.	Termination	90
11.02.	Effect of Termination	94

ARTICLE TWELVE — MISCELLANEOUS		96

12.01.	Notices	96
12.02.	Counterparts; Electronic Signatures	97
12.03.	Entire Agreement; No Third-Party Rights	97
12.04.	Successors and Assigns	97
12.05.	Captions	97
12.06.	Governing Law	98
12.07.	Payment of Fees and Expenses	98
12.08.	Amendment	98
12.09.	Waiver	98
12.10.	Confidential Supervisory Information	98
12.11.	Disclosure Schedules	98
12.12.	Waiver of Jury Trial	99
12.13.	Severability	99
12.14.	Specific Performance	99

Exhibit A – Form of Voting Agreement

GLOSSARY OF DEFINED TERMS

The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

“Acquisition Proposal”	—	Section 5.03(a)
“Acquisition Transaction”	—	Section 5.03(a)
“Age Discrimination in Employment Act”	—	Section 3.01(t)(ii)
“Agreement”	—	Preamble
“Average Closing Price”	—	Section 11.01(d)(iv)
“BHC Act”	—	Section 3.01(a)(i)
“Bank Dividend”	—	Section 7.10
“Bank Merger”	—	Preamble
“Bank Secrecy Act”	—	Section 3.01(gg)
“Buyer”	—	Preamble
“Buyer Balance Sheet Date”	—	Section 4.01(g)
“Buyer Board”	—	Section 4.01(b)
“Buyer Classified Loans”	—	Section 4.01(o)(ii)
“Buyer Compensation and Benefit Plans”	—	Section 4.01(t)(i)
“Buyer Consultants”	—	Section 4.01(t)(i)
“Buyer Directors”	—	Section 4.01(t)(i)
“Buyer Disclosure Schedule”	—	Preamble
“Buyer Employees”	—	Section 4.01(t)(i)
“Buyer ERISA Affiliate”	—	Section 4.01(t)(iii)
“Buyer ERISA Affiliate Plan”	—	Section 4.01(t)(iii)
“Buyer Filed SEC Documents”	—	Section 4.01(l)
“Buyer Financial Statements”	—	Section 4.01(g)
“Buyer Loans”	—	Section 4.01(o)(ii)
“Buyer Meeting”	—	Section 7.06(g)
“Buyer Officers”	—	Section 4.01(t)(i)
“Buyer Pension Plan”	—	Section 4.01(t)(ii)
“Buyer Ratio”	—	Section 11.01(d)(iv)(2)
“Buyer SEC Documents”	—	Section 4.01(f)(i)
“Buyer Shares” and “Buyer Share”	—	Preamble
“Buyer Stock Plans”	—	Section 4.01(c)(ii)
“Buyer Sub”	—	Preamble
“Buyer Subsidiary” or “Buyer Subsidiaries”	—	Section 4.01(a)(2)
“Buyer Subsidiary Real Estate Collateral”	—	Section 4.01(w)
“Buyer 401(k) Plan”	—	Section 5.09(a)
“Buyer’s Financial Advisor”	—	Section 4.01(i)
“CFPB”	—	Section 3.01(gg)
“CRA”	—	Section 3.01(u)(i)
“Classified Loans”	—	Section 3.01(k)(ii)
“Closing”	—	Section 9.01
“Closing Date”	—	Section 9.01
“Code”	—	Preamble
“Constituent Corporations”	—	Preamble

“Consulting Agreement”	—	Section 8.01(e)
“Contingent Cash Payment”	—	Section 7.10
“Continuing Employees”	—	Section 6.02(a)
“Costs”	—	Section 6.06(a)
“DOL”	—	Section 3.01(t)(iii)
“DPC Shares”	—	Section 2.01(b)
“Data Conversion”	—	Section 6.02(c)(i)
“Effective Time”	—	Section 1.03
“Environmental Law”	—	Section 3.01(y)
“ERISA”	—	Section 3.01(t)(i)
“Exchange Act”	—	Section 3.01(a)(ii)
“Exchange Agent”	—	Section 2.03(a)
“Exchange Fund”	—	Section 2.03(b)
“Exchange Ratio”	—	Section 2.01(a)
“FCPA”	—	Section 3.01(gg)
“FDIC”	—	Section 3.01(a)(iii)
“FHLB”	—	Section 3.01(l)
“Fair Credit Reporting Act”	—	Section 3.01(ff)
“Federal Reserve”	—	Section 3.01(l)
“Foregone Dividend”	—	Section 7.10
“GAAP”	—	Section 3.01(a)(v)
“Governmental Authority”	—	Section 3.01(q)
“Gramm-Leach-Bliley Act”	—	Section 3.01(ff)
“HSR Act”	—	Section 3.01(w)
“Hazardous Substances”	—	Section 3.01(y)
“IIPI”	—	Section 3.01(ff)
“IRS”	—	Section 3.01(m)
“Indemnified Party”	—	Section 6.06(a)
“Index Price”	—	Section 11.01(d)(iv)
“Index Ratio”	—	Section 11.01(d)(iv)(2)
“Information”	—	Section 7.01
“Insider Transaction”	—	Section 3.01(k)(ii)
“Joint Proxy Statement/Prospectus”	—	Section 7.06(a)
“IoI Provisions”	—	Section 12.03
“K&L”	—	Section 8.01(c)
“knowledge”	—	Section 3.01(a)(v)
“Loan Assets”	—	Section 3.01(j)
“Loan Documentation”	—	Section 3.01(j)
“Loans”	—	Section 3.01(k)(i)
“material”	—	Section 3.01(a)(v)
“material adverse effect” or “material adverse change”	—	Section 3.01(a)(v)
“Merger”	—	Preamble
“Merger Consideration”	—	Section 2.01(a)
“Nasdaq”	—	Section 3.01(w)
“Net Option Shares”	—	Section 2.02(a)
“NDA”	—	Section 12.03

v

“Notice of Superior Proposal”	—	Section 5.03(f)
“ODFI”	—	Section 3.01(l)
“OFAC”	—	Section 3.01(gg)
“OGCL”	—	Section 1.01
“Ohio Articles of Merger for the Merger”	—	Section 1.03
“Ohio Articles of Merger for the Bank Merger”	—	Section 1.03
“Ohio Division”	—	Section 3.01(a)(iii)
“Ohio Secretary of State”	—	Section 1.03
“Option Payment Amount”	—	Section 2.02(a)
“ORC”	—	Section 1.02
“PBGC”	—	Section 3.01(t)(iii)
“PCBs”	—	Section 3.01(y)
“Patriot Act”	—	Section 3.01(gg)
“Premium Cap”	—	Section 6.06(b)
“Quarterly Dividend”	—	Section 7.10
“Registration Statement”	—	Section 7.06(a)
“Regulatory Authorities”	—	Section 3.01(p)
“Representatives”	—	Section 7.01
“Required Buyer Vote”	—	Section 4.01(ii)
“Required Seller Vote”	—	Section 3.01(jj)
“Retention Bonus”	—	Section 6.02(c)(i)
“Retention Employees”	—	Section 6.02(c)(i)
“Retention Pool”	—	Section 6.02(c)(i)
“Retention Restricted Stock Agreements”	—	Section 6.02(c)(ii)
“SEC”	—	Section 3.01(c)
“Sarbanes-Oxley Act”	—	Section 3.01(g)(ii)
“Securities Act”	—	Section 3.01(g)(i)
“Seller”	—	Preamble
“Seller Appointees”	—	Section 6.07(a)
“Seller Balance Sheet Date”	—	Section 3.01(f)
“Seller Board”	—	Section 5.03(b)
“Seller Board Recommendation”	—	Section 7.06(f)
“Seller Certificate”	—	Section 2.03(c)
“Seller Compensation and Benefit Plans”	—	Section 3.01(t)(i)
“Seller Consultants”	—	Section 3.01(t)(i)
“Seller Contracts”	—	Section 3.01(x)
“Seller Directors”	—	Section 3.01(t)(i)
“Seller Disclosure Schedule”	—	Preamble
“Seller Employees”	—	Section 3.01(t)(i)
“Seller Equity Awards”	—	Section 2.02(c)
“Seller ERISA Affiliate”	—	Section 3.01(t)(iii)
“Seller ERISA Affiliate Plan”	—	Section 3.01(t)(iii)
“Seller Filed SEC Documents”	—	Section 3.01(g)(v)
“Seller Financial Statements”	—	Section 3.01(f)
“Seller Loans”	—	Section 3.01(k)(ii)
“Seller Meeting”	—	Section 7.06(e)
“Seller Officers”	—	Section 3.01(t)(i)

“Seller Pension Plan”	—	Section 3.01(t)(ii)
“Seller Performance Award”	—	Section 2.02(c)
“Seller Preferred Stock”	—	Section 3.01(b)(i)
“Seller Real Properties”	—	Section 3.01(n)
“Seller Representatives”	—	Section 5.03(a)
“Seller Restricted Stock Award”	—	Section 2.02(b)
“Seller SEC Documents”	—	Section 3.01(g)(i)
“Seller Shares” and “Seller Share”	—	Preamble
“Seller Stock Option”	—	Section 2.02(a)(i)
“Seller Stock Plans”	—	Section 2.02(a)(i)
“Seller Sub”	—	Preamble
“Seller Subsequent Determination”	—	Section 5.03(f)
“Seller Subsidiary” and “Seller Subsidiaries”	—	Section 3.01(a)(ii)
“Seller Subsidiary Real Estate Collateral”	—	Section 3.01(y)
“Seller Walkaway Right”	—	Section 11.01(d)(iv)
“Seller 401(k) Plan”	—	Section 5.10(a)
“Seller’s Counsel”	—	Section 8.02(c)
“Seller’s Effective Time Book Value”	—	Section 7.10
“Seller’s Financial Advisor”	—	Section 3.01(r)
“Seller’s Target Book Value”	—	Section 7.10
“Starting Date”	—	Section 11.01(d)(iv)
“Starting Price”	—	Section 11.01(d)(iv)
“Subsidiary”	—	Section 3.01(c)
“Superior Proposal”	—	Section 5.03(f)
“Surviving Bank Corporation”	—	Section 1.02
“Surviving Corporation”	—	Section 1.01
“Systems”	—	Section 3.01(ee)(ii)
“Takeover Laws”	—	Section 3.01(z)
“Tax” or “Taxes”	—	Section 3.01(m)
“Tax Returns”	—	Section 3.01(m)
“Termination Fee”	—	Section 11.02(b)
“Trust Account Shares”	—	Section 2.01(b)
“Updated Buyer Disclosure Schedule”	—	Section 6.04
“Updated Seller Disclosure Schedule”	—	Section 5.02
“WVBCA”	—	Section 1.01
“WVDFI”	—	Section 4.01(a)(iii)
“Walkaway Determination Date”	—	Section 11.01(d)(iv)
“West Virginia Articles of Merger for the Bank Merger”	—	Section 1.03
“West Virginia Articles of Merger for the Merger”	—	Section 1.03
“West Virginia Secretary of State”	—	Section 1.03

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 25, 2024, is made and entered into by and among Wesbanco, Inc., a West Virginia corporation (“Buyer”), Wesbanco Bank, Inc., a West Virginia banking corporation and a wholly-owned subsidiary of Buyer (“Buyer Sub”), Premier Financial Corp., an Ohio corporation (“Seller”), and Premier Bank, an Ohio state-chartered bank and a wholly-owned subsidiary of Seller (“Seller Sub”). Buyer and Seller are sometimes hereinafter collectively referred to as the “Constituent Corporations.” References herein to a “party” (with respect to being a party to this Agreement) mean either (i) Seller and Seller Sub, on the one hand, or (ii) Buyer and Buyer Sub, on the other hand.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each determined that it is in the best interests of their respective corporations and shareholders for Buyer to acquire Seller pursuant to a merger of Seller with and into Buyer (the “Merger”) and, immediately after the Merger, a merger of Seller Sub with and into Buyer Sub (the “Bank Merger”), upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the respective Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each approved this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, as a result of the Merger, in accordance with the terms of this Agreement, Seller will cease to have a separate corporate existence and the shareholders of Seller will receive from Buyer in exchange for each share of common stock, par value $0.01 per share, of Seller (individually a “Seller Share” and collectively “Seller Shares”), 0.80 of a share of common stock, $2.0833 par value per share, of Buyer (individually a “Buyer Share” and collectively “Buyer Shares”), as may be adjusted as provided herein, all as determined in accordance with the terms of this Agreement; and

WHEREAS, as a condition to the willingness of Buyer to enter into this Agreement, all of the executive officers and directors of Seller, in their capacity as shareholders of Seller (collectively, the “Voting Agreement Shareholders”), have each entered into separate Voting Agreements, dated as of the date hereof, with Buyer (each a “Voting Agreement”), a form of which is attached to this Agreement as Exhibit A, pursuant to which each Voting Agreement Shareholder has agreed, among other things, to vote such Voting Agreement Shareholder’s Seller Shares in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement; and

WHEREAS, for federal income tax purposes, it is intended that the Merger and the Bank Merger contemplated by this Agreement each qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, Seller has previously provided to Buyer a schedule disclosing additional information about Seller (the “Seller Disclosure Schedule”), and Buyer has previously provided to Seller a schedule disclosing additional information about Buyer (the “Buyer Disclosure Schedule”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and the Bank Merger and also to prescribe certain conditions to the Merger and the Bank Merger.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE ONE

THE MERGER

1.01. Merger; Surviving Corporation

Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.03), Seller shall merge with and into Buyer in accordance with the West Virginia Business Corporation Act (the “WVBCA”) and the Ohio General Corporation Law (the “OGCL”). Buyer shall be the continuing and surviving corporation in the Merger, shall continue to exist under the laws of the State of West Virginia and shall be the only Constituent Corporation to continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Corporation” refers to Buyer at and after the Effective Time. As a result of the Merger, the outstanding Seller Shares shall be converted in the manner provided in Article Two.

1.02. Bank Merger; Surviving Bank Corporation

Upon the terms and subject to the conditions of this Agreement, immediately after and subject to the Effective Time, Seller Sub shall merge with and into Buyer Sub in accordance with the WVBCA, the state banking code of West Virginia, the OGCL and Title 11 of the Ohio Revised Code (the “ORC”). Buyer Sub shall be the continuing and surviving bank corporation in the Bank Merger, shall continue to exist under the laws of the State of West Virginia and shall continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Bank Corporation” refers to Buyer Sub at and after the Effective Time. As a result of the Bank Merger, the outstanding shares of capital stock of Seller Sub shall be converted in the manner provided in Article Two.

1.03. Effective Time

The Merger shall become effective at the time set forth in the respective Articles of Merger that shall be filed with the Secretary of State of the State of West Virginia (the “West Virginia Secretary of State”) in accordance with the WVBCA (the “West Virginia Articles of Merger for the Merger”) and the Secretary of State of the State of Ohio (the “Ohio Secretary of State”) in accordance with the OGCL (the “Ohio Articles of Merger for the Merger”). The Bank Merger shall become effective at the time set forth in the Articles of Merger that shall be filed with the West Virginia Secretary of State in accordance with the WVBCA (the “West Virginia Articles of Merger for the Bank Merger”) and the Articles of Merger that shall be filed with the Ohio Secretary of State in accordance with the OGCL (the “Ohio Articles of Merger for the Bank Merger”); provided, however, that the Bank Merger shall not become effective until after the Merger has become effective. The date and time at which the Merger shall become effective is referred to in this Agreement as the “Effective Time.”

1.04. Effects of the Merger

At the Effective Time:

(a)	the articles of incorporation of Buyer as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation;

(b)	the bylaws of Buyer as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation;

(c)

subject to Section 6.07, the directors of Buyer immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each of whom shall serve in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(d)

the officers of Buyer immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(e)	each Buyer Share that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger;

(f)

all of the property, rights, privileges, powers and franchises of Seller shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Seller shall become the debts, liabilities and duties of the Surviving Corporation;

(g)	the Merger shall have any additional effects prescribed in Section 31D-11-1107 of the WVBCA and Section 1701.79 of the OGCL;

(h)	the Merger shall have any additional effects prescribed in the West Virginia Articles of Merger for the Merger and the Ohio Articles of Merger for the Merger; and

(i)	the location of the principal office of the Surviving Corporation shall be One Bank Plaza, Wheeling, WV 26003.

1.05. Effects of the Bank Merger

Immediately following the Effective Time of the Bank Merger:

(a)	the articles of incorporation of Buyer Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Bank Corporation;

(b)	the bylaws of Buyer Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank Corporation;

(c)

subject to Section 6.07, the directors of Buyer Sub immediately prior to the Effective Time shall become the directors of the Surviving Bank Corporation, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation;

(d)

the officers of Buyer Sub immediately prior to the Effective Time shall become the officers of the Surviving Bank Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation;

(e)

each share of capital stock of Buyer Sub that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Bank Merger;

(f)

all of the property, rights, privileges, powers and franchises of Seller Sub shall be vested in the Surviving Bank Corporation, and all debts, liabilities and duties of Seller Sub shall become the debts, liabilities and duties of the Surviving Bank Corporation;

(g)	the Bank Merger shall have the additional effects prescribed in Section 31D-11-1107 of the WVBCA, Section 1701.79 of the OGCL and Section 1115.17 of the ORC;

(h)	the Bank Merger shall have any additional effects prescribed in the West Virginia Articles of Merger for the Bank Merger and the Ohio Articles of Merger for the Bank Merger; and

(i)	the location of the principal office of the Surviving Bank Corporation shall be One Bank Plaza, Wheeling, WV 26003.

1.06. Tax Consequences

It is intended that the Merger and the Bank Merger shall each constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder. Buyer, Buyer Sub, Seller and Seller Sub each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Sections 8.01(c) and 8.02(c), which certificates shall be effective as of the date of such opinions.

1.07. Possible Alternative Structures

Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article Eight, prior to the Effective Time, Buyer shall be entitled to revise the structure of the Merger described in Section 1.01 hereof and/or the Bank Merger described in Section 1.02 hereof, provided that (i) such modification does not prevent the rendering of the opinions contemplated by Sections 8.01(c) and 8.02(c); (ii) the consideration to be paid to the holders of Seller Shares under this Agreement is not thereby changed in kind or value or reduced in amount; and (iii) such modification will not delay materially or jeopardize receipt of any required regulatory approvals, consents or waivers or other consents and approvals relating to the consummation of the Merger or the Bank Merger. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

1.08. Additional Actions

If, at any time after the Effective Time, Buyer or Buyer Sub, as applicable, shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer or Buyer Sub its right, title or interest in, to or under any of the rights, properties or assets of Seller or Seller Sub, or (ii) otherwise carry out the purposes of this Agreement, Seller, Seller Sub and their respective officers and directors shall be deemed to have granted to Buyer and Buyer Sub an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Buyer or Buyer Sub its right, title or interest in, to or under any of the rights, properties or assets of Seller and Seller Sub or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Buyer and Buyer Sub are authorized in the name of Seller, Seller Sub or otherwise to take any and all such action.

1.09. Absence of Control

Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, it is the intent of the parties to this Agreement that neither Buyer nor Seller by reason of the execution and delivery of this Agreement shall be deemed (until consummation of the Merger) to control, directly or indirectly, the other party or any of its respective Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

ARTICLE TWO

CONVERSION OF SHARES AND OPTIONS; SURRENDER OF CERTIFICATES

2.01. Conversion of Seller Shares

At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Buyer Sub, Seller, Seller Sub or the holder of any of the securities referenced below:

(a)

Subject to the other provisions of this Article Two, each Seller Share issued and outstanding immediately prior to the Effective Time (other than Seller Shares held directly or indirectly by Buyer or any Subsidiaries (as defined below) of Buyer or Seller (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 2.01(b) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, subject to the provisions set forth in this Agreement, 0.80 (the “Exchange Ratio”) of a Buyer Share. The 0.80 of a Buyer Share to be issued in exchange for each Seller Share pursuant to this Section 2.01 is sometimes referred to herein as the “Merger Consideration.”

(b)

At the Effective Time, all Seller Shares that are owned directly or indirectly by Buyer or Seller or any of their respective Subsidiaries (other than Seller Shares (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary or agency capacity for the benefit of third parties (any such shares, and Buyer Shares that are similarly held, whether held directly or indirectly by Buyer or Seller, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Buyer or Seller or any of their respective Subsidiaries, directly or indirectly, in respect of a debt previously contracted (any such Seller Shares, and Buyer Shares that are similarly held, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no Buyer Shares, cash or other consideration shall be delivered in exchange therefor. At the Effective Time, all Buyer Shares that are owned by Seller or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer without any consideration therefor.

2.02. Seller Equity Awards

(a)

(i) Except as set forth in Section 2.02(a)(i) of the Seller Disclosure Schedule, at the Effective Time, each option (or portion thereof) granted by Seller to purchase Seller Shares under Seller’s stock compensation and stock based incentive plans (the “Seller Stock Plans”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (each, a “Seller Stock Option”) shall without any further action on the part of Buyer, Seller or any holder thereof, be cancelled and terminated and converted into the right to receive an amount of cash in respect of each Net Option Share subject to such Seller Stock Option equal to the product of (i) the Exchange Ratio and (ii) the Average Closing Price (the “Option Payment Amount”). The Option Payment Amount payable to any holder of a Seller Stock Option shall be reduced by any applicable tax withholding. As promptly as practicable following the Effective Time, Buyer shall deposit, or shall cause to be deposited, with Seller, for the benefit of the holders of Seller Stock Options, an amount of cash equal to the aggregate Option Payment Amount payable with respect to the Seller Stock Options in immediately available funds to be paid through the Company’s payroll systems. For the avoidance of doubt, except as set forth in Section 2.02(a)(i) of the Seller Disclosure Schedule, each outstanding Seller Stock Option with an exercise price per share that is in excess of the Average Closing Price shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger Consideration or any other payment. For purposes hereof, “Net Option Shares” means, with respect to a Seller Stock Option, the quotient of (i) the product of (A) the excess, if any, of the Average Closing Price over the exercise price per share of such Seller Stock Option multiplied by (B) the number of Seller Shares subject to such Seller Stock Option, divided by (ii) the Average Closing Price.

(b)

Immediately prior to the Effective Time (but contingent upon the Closing), each award in respect of a Seller Share subject to time-based vesting or other time-based lapse restriction granted under a Seller Stock Plan, other than Seller Stock Options, that is unvested and outstanding immediately prior to the Effective Time (a “Seller Restricted Stock Award”) shall fully vest and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each Seller Share underlying such Seller Restricted Stock Award, less applicable tax withholdings.

(c)

Immediately prior to the Effective Time (but contingent upon the Closing), each performance-based equity award in respect of Seller Shares granted under a Seller Stock Plan, other than Seller Stock Options, that is unvested and outstanding at such time (a “Seller Performance Award” and, together with the Seller Stock Options and Seller Restricted Stock Awards, the “Seller Equity Awards”) shall fully vest (with any performance-based vesting condition applicable to such Seller Performance Award determined in accordance with Section 5.01(b)(x)-(xi) of the Seller Disclosure Schedule) and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each Seller Share underlying such Seller Performance Award, less applicable tax withholdings.

(d)

At or prior to the Effective Time, Seller, the Seller Board and the compensation committee of the Seller Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any Seller or Seller Sub employee consents) that may be necessary to effectuate the provisions of paragraphs (a), (b) and (c) of this Section 2.02 and to ensure that, following the Effective Time, there are no obligations with respect to Seller Equity Awards other than as set forth in this Section 2.02.

2.03. Exchange and Payment Procedures

(a)

Exchange Agent. Buyer shall designate Computershare Investor Services LLC or such other entity as shall reasonably be selected by Buyer to act as agent (the “Exchange Agent”) for purposes of conducting the exchange and payment procedures described in this Section 2.03. Seller shall provide to the Exchange Agent all information reasonably requested by Buyer to be provided to the Exchange Agent in order for it to perform as specified herein.

(b)

Deposit with Exchange Agent; Exchange Fund. At least one business day prior to the Effective Time, Buyer shall provide to the Exchange Agent the number of Buyer Shares representing the aggregate Merger Consideration, together with aggregate cash to be paid in lieu of fractional shares pursuant to Section 2.03(f) hereto, all of which shall be held by the Exchange Agent in trust for the holders of Seller Shares (collectively, the “Exchange Fund”). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Buyer Shares held by it from time to time hereunder, except that it shall receive and hold for the benefit of the recipients of the Buyer Shares until distributed thereto pursuant to the provisions of this Agreement any dividends or other distributions paid or distributed with respect to such Buyer Shares for the account of the persons entitled thereto. The Exchange Fund shall not be used for any purpose other than as set forth in this paragraph. The Exchange Agent shall invest any cash in the Exchange Fund, as directed by Buyer, on a daily basis; provided, however, that all such investments shall be in (i) obligations of, or guaranteed by, the United States of America, (ii) commercial paper obligations receiving the highest rating from either Moody’s Investors Services, Inc. or Standard and Poor’s Corporation, or (iii) certificates of deposit of commercial banks (not including any Subsidiary or affiliate of Buyer) with capital exceeding $1.0 billion. All interest and other income resulting from such investments shall be paid to Buyer.

(c)

Surrender of Seller Certificates. As promptly as practicable after the Effective Time, and in no event more than seven (7) business days thereafter, Buyer shall send or cause to be sent to each former holder of record of Seller Shares transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing the Seller Shares shall pass only upon proper delivery of such certificates to the Exchange Agent). Each holder of an outstanding certificate or certificates that prior to the Effective Time represented Seller Shares (each a “Seller Certificate”) who surrenders one or more such Seller Certificates to the Exchange Agent shall, upon acceptance thereof by the Exchange Agent, be entitled to receive (i) the

Merger Consideration for each Seller Share represented by each Seller Certificate surrendered, (ii) any cash in lieu of fractional shares into which the Seller Shares represented by such Seller Certificates have been converted, (iii) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (iv) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. The Exchange Agent shall accept each such Seller Certificate upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices and shall as promptly as practicable issue one or more certificates representing Buyer Shares in accordance with this Agreement. Each Seller Certificate that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (a) the applicable Merger Consideration for each Seller Share represented by such Seller Certificate, (b) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (c) any other dividend or distribution applicable to the Seller Shares represented by the Seller Certificate with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (d) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. No dividends or other distributions with a record date after the Effective Time with respect to Buyer Shares shall be paid to the holder of any unsurrendered Seller Certificate until the holder thereof shall surrender such Seller Certificate in accordance with this Section 2.03(c). After the surrender of a Seller Certificate in accordance with this Section 2.03(c), the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, that theretofore had become payable with respect to Buyer Shares represented by such Seller Certificates. After the Effective Time, there shall be no further transfer on the records of Seller of a Seller Certificate representing Seller Shares and, if any such Seller Certificate is presented to Seller for transfer, it shall be canceled against delivery of the Merger Consideration for each Seller Share represented by such Seller Certificate as provided in Article Two.

(d)

Lost, Stolen or Destroyed Certificates. If there shall be delivered to the Exchange Agent by any person who is unable to produce any Seller Certificate for Seller Shares for surrender to the Exchange Agent in accordance with this Section 2.03:

(i)	evidence to the reasonable satisfaction of the Surviving Corporation that such Seller Certificate has been lost, wrongfully taken, or destroyed;

(ii)	such security or indemnity as reasonably may be requested by the Surviving Corporation to save it harmless (which may include the requirement to obtain a third party bond or surety); and

(iii)

evidence, to the reasonable satisfaction of the Surviving Corporation, that such person was the owner of the Seller Shares theretofore represented by each such Seller Certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present such Seller Certificate for exchange pursuant to this Agreement;

then the Exchange Agent, in the absence of actual notice to it that any Seller Shares theretofore represented by any such Seller Certificate have been acquired by a bona fide purchaser, shall deliver to such person (A) the applicable Merger Consideration for each Seller Share represented by the lost, stolen or destroyed Seller Certificate, (B) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (C) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (D) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest, that such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed Seller Certificate.

(e)

No Further Ownership Rights in Seller Shares. All cash in lieu of fractional Buyer Shares and Buyer Shares issued upon conversion of Seller Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Seller Shares; subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Seller (but only in compliance with the terms of this Agreement) on such Seller Shares prior to the Effective Time and which remain unpaid at the Effective Time, subject to compliance with Section 7.08.

(f)	No Fractional Buyer Shares.

(i)

No certificates or scrip representing fractional Buyer Shares shall be issued upon the surrender for exchange of Seller Certificates evidencing Seller Shares, and such fractional Buyer Share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation.

(ii)

Each holder of Seller Shares who would otherwise be entitled to receive a fractional Buyer Share shall instead receive from the Exchange Agent an amount of cash, without interest, equal to the product obtained by multiplying (a) the fractional Buyer Share (rounded to the nearest thousandth when expressed in decimal form) interest to which such holder (after taking into account all Seller Shares held at the Effective Time by such holder) would otherwise be entitled by (b) the Average Closing Price.

(g)

Termination of Exchange Fund. Any portion of the Exchange Fund delivered to the Exchange Agent by Buyer pursuant to Section 2.03(b) that remains undistributed to the shareholders of Seller for twelve months after the Effective Time may be delivered to the Surviving Corporation, upon the Surviving Corporation’s demand, and any shareholders of Seller who have not theretofore complied with this Article Two shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest and any dividends or distributions with respect to Buyer Shares issuable in the Merger, in each case without interest.

(h)

No Liability. None of Buyer, Seller, the Exchange Agent or the Surviving Corporation shall be liable to any former holder of Seller Shares for any payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest or any dividends or distributions with respect to Buyer Shares issuable in the Merger delivered to a public official as and if required by any applicable abandoned property, escheat or similar law.

(i)

Withholding Rights. Buyer, the Surviving Corporation and the Exchange Agent each shall be entitled to deduct and withhold from any cash consideration otherwise payable pursuant to this Agreement to any holder of Seller Certificates such amounts as Buyer, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) tax law. To the extent that amounts are properly withheld and paid over to the appropriate taxing authority by Buyer, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Seller Certificates in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation or the Exchange Agent.

(j)

Waiver. Buyer, the Surviving Corporation and the Exchange Agent may from time to time, in the case of one or more persons, waive one or more of the rights provided to it in this Article Two to withhold certain payments, deliveries and distributions; and no such waiver shall constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

2.04. No Dissenters’ Rights

Anything contained in this Agreement or elsewhere to the contrary notwithstanding, no outstanding Seller Shares, Seller Equity Awards or other shares of Seller’s capital stock shall have any dissenters’ or appraisal rights under the OGCL, the ORC or otherwise.

2.05. Anti-Dilution Provisions

In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the number of outstanding Buyer Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities (or Buyer establishes a record date for effecting any such change to the outstanding Buyer Shares) as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar changes in Buyer’s capitalization, excluding an acquisition by Buyer involving an exchange of Buyer Shares not resulting in a recapitalization of Buyer, appropriate and proportionate adjustment shall be made to the Merger Consideration. Nothing contained herein shall be deemed to permit any action that may be proscribed by this Agreement.

2.06. Conversion of Seller Sub Capital Stock

Immediately after the date and time at which the Bank Merger shall become effective, each issued and outstanding share, and each share held in the treasury, of capital stock of Seller Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, the Surviving Corporation, the Surviving Bank Corporation, Seller, Seller Sub or the holder thereof, be canceled without any conversion or issuance of any shares of capital stock of Buyer, Buyer Sub, the Surviving Corporation or the Surviving Bank Corporation with respect thereto. No shares of the capital stock of Buyer, Buyer Sub, the Surviving Corporation or the Surviving Bank Corporation shall be issued or exchanged, and no consideration shall be given, for shares of Seller Sub, and each then-issued and outstanding share, and each share then held in the treasury, of capital stock of Buyer Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, the Surviving Corporation, the Surviving Bank Corporation, Seller, Seller Sub or the holder thereof, continue as one share of capital stock of the Surviving Bank Corporation having the same designations, preferences, limitations, and rights as such share of capital stock of Buyer Sub immediately prior to the Bank Merger.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER SUB

3.01. Representations and Warranties of Seller and Seller Sub

Except as set forth on the Seller Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Seller and Seller Sub hereby jointly and severally represent and warrant to Buyer and Buyer Sub as follows:

(a)	Corporate Status.

(i)

Seller (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, (b) registered as a financial holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), (c) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (d) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Seller. True and complete copies of the articles of incorporation and code of regulations (or comparable governing instruments) of Seller, in each case as amended to the date of this Agreement, have been (a) made available by Seller to Buyer and (b) filed as exhibits to one or more Seller Filed SEC Documents.

(ii)

Set forth in Section 3.01(a)(ii) of the Seller Disclosure Schedule is a complete list of each Subsidiary of each of Seller and Seller Sub (each, a “Seller Subsidiary” and collectively, the “Seller Subsidiaries”). Seller has no “Significant Subsidiary” (as defined in Rule 1-02 or Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than the Seller Subsidiaries listed on Exhibit 21 to Seller’s Annual Report on Form 10-K for Seller’s fiscal year ended December 31, 2023. Seller has furnished to Buyer true and complete copies of the articles of incorporation and code of regulations (or comparable governing instruments) of each Seller Subsidiary, in each case as amended to the date of this Agreement.

(iii)

Seller Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, (b) an Ohio state-chartered bank, (c) is regulated by the Ohio Division of Financial Institutions (the “Ohio Division”) and the Federal Deposit Insurance Corporation (the “FDIC”), (d) a member in good standing of the Federal Home Loan Bank of Cincinnati, (e) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (f) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Seller or Seller Sub. The deposit accounts of Seller Sub are insured by the FDIC to the fullest extent permitted by applicable law.

(iv)

Each of the Seller Subsidiaries other than Seller Sub (a) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, (b) has full power and authority, corporate or otherwise, to own its property and to carry on its business as presently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on Seller or Seller Sub.

(v)

As used in this Agreement, (A) any reference to any event, circumstance, development, change or effect being “material” with respect to any entity means an event, circumstance, development, change or effect which is material in relation to the financial condition, properties, business or results of operations of such entity and its Subsidiaries taken as a whole and (B) the terms “material adverse effect” or “material adverse change” mean, with respect to an entity, an event, circumstance, development, change or effect that individually, or taken in the aggregate together with all other changes, circumstances, developments, occurrences, or effects, is or is reasonably likely to be materially adverse to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole or on the ability of such entity to perform its obligations under this Agreement or consummate the Merger or the Bank Merger and the other material transactions contemplated by this Agreement; provided, however, that in any case, any state of facts, change, development, event, effect, condition or occurrence of a material adverse effect or material adverse change shall not be deemed to include effects or changes to the extent such effects or changes result from, (i) changes in the economy of a region in which the entity operates or of the United States or the world as a whole (including changes in interest rates) or the United States securities markets in general; (ii) changes in laws or regulations affecting banks or savings banks or their holding companies generally, or interpretations thereof by Governmental Authorities; (iii) any litigation, claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transaction this Agreement contemplates or loss of current or prospective customers, employees or revenues arising from the execution of this Agreement; (iv) any transaction costs of the Merger generally; (v) payments made in the nature of severance payments or payments made pursuant to the change in control provisions of employment agreements or change in control or severance plans of Seller or any Seller Subsidiary or payments made pursuant to Section 6.02(b) or losses, charges or expenses resulting from loan sales contemplated by Section 5.09; (vi) changes, after the date hereof, in accounting principles generally accepted in the United States (“GAAP”) or applicable regulatory accounting requirements; (vii) changes, after the date hereof, in global, national or regional political conditions (including events of war or acts of terrorism); or (viii) consummation or public disclosure of the transactions contemplated hereby or actions that are expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby; (ix) any national or international calamity, disaster or emergency or any escalation thereof; and (x) any disease outbreaks, epidemics or pandemics, or any evolutions or mutations thereof, following the date of this Agreement and the governmental and other response thereto; provided, however, that in no event shall a decrease in the trading price of Seller Shares or Buyer Shares, absent any other event, change or effect that has had or would reasonably be expected to have a material adverse effect, or litigation relating thereto, be considered a material adverse effect or material adverse change; and provided, further, that any state of facts, change, development, circumstance, event, effect, condition or occurrence referred to in clauses (i), (ii), (vi) or (vii) immediately above shall be taken into account in determining whether a material adverse effect or material adverse change has occurred to the extent that such state of facts, change, development, circumstance, event, effect, condition or occurrence has a disproportionate effect on Seller or Buyer, as the case may be, compared to other similarly situated community banking organizations operating in the geographic regions in which the Seller or Buyer, as the case may be, conduct their business. Any reference to “knowledge” of a party means the actual knowledge of the executive officers of the party as set forth in Section 3.01(a)(v) of the Seller and Buyer Disclosure Schedules, respectively.

(b)	Capitalization of Seller.

(i)

As of the date of this Agreement, the authorized capital of Seller consists solely of (A) 50,000,000 Seller Shares, of which 35,838,513 Seller Shares were issued and outstanding, and (B) 5,000,000 shares of preferred stock, $.01 par value per share (“Seller Preferred Stock”), no shares of which are issued and outstanding. As of the date of this Agreement, 7,458,746 Seller Shares were held in Seller’s treasury. All outstanding Seller Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All issued Seller Shares have been issued in compliance in all material respects with all applicable federal and state securities laws.

As of the date of this Agreement, there were (a) 200,567 Seller Shares granted in respect of outstanding Seller Restricted Stock Awards; (b) 28,175 Seller Shares reserved for issuance upon the exercise of outstanding Seller Stock Options; and (c) 229,398 Seller Shares reserved for issuance upon settlement of outstanding Seller Performance Awards. Seller has furnished to Buyer a true, complete and correct copy of each of the Seller’s Stock Plans, and a list of all participants in the Seller Stock Plans as of the date hereof is set forth in Section 3.01(b)(i) of the Seller Disclosure Schedule.

(ii)

As of the date of this Agreement, except for this Agreement and the Seller Equity Awards, there are no options, warrants, calls, rights, commitments or agreements of any character to which Seller is a party or by which it is bound obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Seller Shares or obligating Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Seller to repurchase, redeem or otherwise acquire any Seller Shares except for such obligations arising under the Seller Stock Plans.

(iii)

Except as disclosed in Section 3.01(b)(iii) of the Seller Disclosure Schedule, since December 31, 2023, Seller has not (A) issued or permitted to be issued any Seller Shares, or securities exercisable for or convertible into Seller Shares, other than upon exercise of the Seller Stock Options, vesting of Seller Restricted Stock Awards or settlement of Seller Performance Awards, in each case granted prior to the date hereof under the Seller Stock Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, through any Seller Subsidiary or otherwise, any Seller Shares; or (C) declared, set aside, made or paid to the shareholders of Seller dividends or other distributions on the outstanding Seller Shares.

(iv)

Except as disclosed in Section 3.01(b)(iv) of the Seller Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Seller or Seller Sub are issued or outstanding. No bonds, debentures, notes or other indebtedness of Seller having the right to vote on any matters on which Seller’s shareholders may vote are issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of Seller and Seller Sub were issued in compliance in all material respects with all applicable laws, rules and regulations.

(c)

Seller Subsidiaries. Except as set forth in Section 3.01(c) of the Seller Disclosure Schedule, Seller and Seller Sub own of record and beneficially, directly or indirectly, all of the issued and outstanding equity securities of the Seller Subsidiaries. There are no options, warrants, calls, rights, commitments or agreements of any character to which Seller, Seller Sub or any other Seller Subsidiary is a party or by which any of them is bound obligating any Seller Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity securities of such Seller Subsidiary (other than to Seller) or obligating Seller, Seller Sub or such other Seller Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments, understandings or arrangements relating to Seller’s rights to vote or to dispose of the equity securities of any Seller Subsidiary, and all of the equity securities of each Seller Subsidiary held by Seller are fully paid and non-assessable and are owned by Seller free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever. Except as set forth in Section 3.01(c) of the Seller Disclosure Schedule, Seller does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind, other than the Seller Subsidiaries. Seller has no outstanding indebtedness that is secured by any capital stock of any Seller Subsidiary.

For purposes of this Agreement, “Subsidiary” has the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”).

(d)

Corporate Authority. All corporate actions of Seller and Seller Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Seller and Seller Sub, as applicable, have been duly and validly taken, except for the adoption of this Agreement by the Required Seller Vote and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of the Ohio Articles of Merger for the Merger, the Ohio Articles of Merger for the Bank Merger, the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger, each as required by the OGCL and the WVBCA, as applicable. The Seller Board has, by unanimous vote of the directors of Seller, duly adopted resolutions (i) authorizing and adopting this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at a meeting of Seller’s shareholders to be held as promptly as practicable and (iv) recommending that Seller’s shareholders approve this Agreement in accordance with the provisions of Section 7.06(f) hereof. The Board of Directors of Seller Sub has, by unanimous vote of the directors of Seller Sub, duly adopted resolutions (i) authorizing and adopting this Agreement, the Bank Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of Seller Sub and its sole shareholder that Seller Sub enter into this Agreement and consummate the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted for approval by Seller Sub’s sole shareholder as promptly as practicable and (iv) recommending that Seller Sub’s sole shareholder approve this Agreement. The Seller Board has approved and directed that Seller, as the sole shareholder of Seller Sub, provide its written consent for its approval of this Agreement and the Bank Merger.

(e)

Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Seller and Seller Sub, and, assuming the due authorization, execution and delivery of this Agreement by Buyer and Buyer Sub, constitutes a valid and binding obligation of Seller and Seller Sub, enforceable against Seller and Seller Sub in accordance with its terms, except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Seller and Seller Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to obtaining the Required Seller Vote, the obtaining of appropriate approvals, consents or waivers by Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods and required filings under Federal and state securities laws, to perform its obligations under this Agreement.

(f)

Financial Statements of Seller. Seller has furnished to Buyer consolidated financial statements of Seller consisting of the consolidated statements of financial condition as of December 31, 2023 and December 31, 2022 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, including accompanying notes and the report thereon of Crowe LLP, dated February 28, 2024, as included in Seller’s Annual Report on Form 10-K for its fiscal year ended December 31, 2023 that has been filed with the SEC, and the unaudited consolidated statements of financial condition as of March 31, 2024 (the “Seller Balance Sheet Date”) and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the three months then ended, as reported in Seller’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 that has been filed with the SEC (all of such consolidated financial statements are collectively referred to herein as the

“Seller Financial Statements”). The Seller Financial Statements comply as to form in all material respects with applicable accounting requirements, have been prepared in accordance with GAAP (except, in the case of unaudited statements) applied on a consistent basis during the periods involved (except as may be indicated in such statements or in the notes thereto) and fairly present in all material respects the consolidated financial position of Seller and the Seller Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(g)	SEC Matters; Sarbanes-Oxley.

(i)

Seller and the Seller Subsidiaries have filed or furnished all reports, registration statements, proxy statements and information statements required to be filed by Seller or any of the Seller Subsidiaries subsequent to December 31, 2020 under the Securities Act of 1933, as amended (the “Securities Act”), or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act with the SEC (together with all information incorporated therein by reference, the “Seller SEC Documents”), except for any reports, registration statements, proxy statements or information statements that the failure to file would not have a material adverse effect on Seller. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, as subsequently supplemented or amended prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)

The records, systems, controls, data and information of Seller and the Seller Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or the Seller Subsidiaries or their accountants, attorneys, or transfer agents (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Seller. Seller (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that information relating to Seller, including its consolidated Subsidiaries, that it is required to disclose in the reports that it files or submits under the Exchange Act is made known to the Seller’s management, including its principal executive officer and the principal financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, and (B) Seller’s principal executive officer and/or principal financial officer have disclosed, based on their most recent evaluation of Seller’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) prior to the date hereof, to Seller’s outside auditors and the audit committee of the Seller Board (1) any significant deficiencies and material weaknesses in the design or operation of Seller’s internal control over financial reporting that are reasonably expected to adversely affect Seller’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal control over financial reporting. Each of the principal executive officer and the principal financial officer of Seller (or each former principal executive officer and each former principal financial officer of Seller, as applicable) has made all certifications required by Rule 13a-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the applicable Seller SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. Neither Seller nor any of the Seller Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Seller or any of the Seller Subsidiaries. Seller is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller. As of the date hereof, Seller does not have any reason to believe that Seller’s principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to Rule 13a-14 promulgated under the Exchange Act when next due.

(iii)

Since December 31, 2020, (A) through the date hereof, neither Seller nor any of the Seller Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of the Seller Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of the Seller Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Seller or any of the Seller Subsidiaries, whether or not employed by Seller or any of the Seller Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to the Seller Board or any committee thereof or to any director or officer of Seller.

(iv)

During the periods covered by the Seller Financial Statements with respect to periods ended prior to the date of this Agreement, the independent registered public accounting firm engaged to express its opinion with respect to the financial statements included in the Seller SEC Documents is, and has been throughout the periods covered thereby “independent” within the meaning of Rule 2-01 of Regulation S-X. Crowe LLP has not resigned or been dismissed as a result of or in connection with any disagreement with Seller on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(v)

Since the date of Seller’s last definitive proxy statement for its annual meeting of its shareholders and except as disclosed in the Seller SEC Documents filed and publicly available prior to the date of this Agreement (the “Seller Filed SEC Documents”) (including the financial statements included therein) or Section 3.01(g) of the Seller Disclosure Schedule, no event has occurred that would be required to be reported by the Seller pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(h)

Absence of Undisclosed Liabilities. Except as set forth in the Seller Filed SEC Documents (including the financial statements included therein) or in Section 3.01(h) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries had no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at the Seller Balance Sheet Date, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Except as set forth in the Seller Financial Statements or otherwise disclosed in Section 3.01(h) of the Seller Disclosure Schedule and except as arising hereunder, all debts, liabilities, guarantees and obligations of Seller and the Seller Subsidiaries incurred since the Seller Balance Sheet Date have been incurred in the ordinary course of business consistent with past practice and are usual and normal in amount, both individually and in the aggregate.

(i)

Absence of Changes. Except (i) as set forth in the Seller Filed SEC Documents, (ii) as set forth in Section 3.01(i) of the Seller Disclosure Schedule or (iii) in the ordinary course of business consistent with past practice, since the Seller Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole, and, to the knowledge of Seller, no fact or condition exists that would reasonably be expected to cause such a material adverse change in the future.

(j)

Loan Documentation. The documentation (“Loan Documentation”) governing or relating to the material loan and credit-related assets (“Loan Assets”) included in the loan portfolio of the Seller Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Seller Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Seller. Except as set forth in Section 3.01(j) of the Seller Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Seller, would have a material adverse effect on Seller. All loans and extensions of credit that have been made by the Seller Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(k)	Loans; Nonperforming and Classified Assets.

(i)

To Seller’s knowledge, except as would not reasonably be expected to have a material adverse effect on Seller, each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit, loan commitments and loan guaranties (collectively, “Loans”), on Seller’s or any Seller Subsidiary’s books and records, was made and has been serviced in accordance with Seller’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests that have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Seller has previously furnished to Buyer complete and correct copies of its and the Seller Subsidiaries’ lending policies. The deposit and loan agreements of Seller and each Seller Subsidiary comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Seller Financial Statements, as of their respective dates, is adequate under all regulatory requirements applicable to Seller or Seller Sub.

(ii)

Section 3.01(k) of the Seller Disclosure Schedule discloses as of the Seller Balance Sheet Date with respect to Seller and the Seller Subsidiaries: (A) any Loan in the amount of $1,000,000 or more (“Seller Loans”) under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Seller, in default of any other provision thereof; (B) each Loan that has been classified as “troubled debt restructuring,” “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by Seller, the Seller Subsidiaries or a Governmental Authority (the “Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Seller Loan with any director, executive officer or five percent (5%) or greater shareholder of Seller, or to the knowledge of Seller, any person controlling, controlled by or under common control with any of the foregoing. All Loans that are classified as “insider transactions” by Regulation O of the Federal Reserve (each an “Insider Transaction”) have been made by Seller or any of the Seller Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(l)

Reports and Records. Seller and the Seller Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Ohio Division of Financial Institutions (the “ODFI”), the FDIC and the Federal Home Loan Bank of Cincinnati (the “FHLB”), except for such reports and records the failure to file or maintain would not have a material adverse effect on Seller. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not have a material adverse effect on Seller. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not have a material adverse effect on Seller. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Seller or any of the Seller Subsidiaries.

(m)

Taxes. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have timely filed (including all applicable extensions) all material returns, statements, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) (collectively, the “Tax Returns”) with respect to all material federal, state, local and foreign income, gross income, gross receipts, gains, premium, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, excise, severance, stamp, occupancy, license, lease, environmental, customs, duties, property, windfall profits and other taxes (including any interest, penalties or additions to tax with respect thereto, individually, a “Tax” and, collectively, “Taxes”) required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns, as amended, are true, correct and complete in all material respects. Seller and the Seller Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Seller Financial Statements or have arisen in the ordinary course of business since the Seller Balance Sheet Date. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither the Internal Revenue Service (the “IRS”) nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Seller, is threatening to assert against Seller or any Seller Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Seller or any Seller Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Seller Financial Statements are adequate in all material respects for the periods covered. Seller and the Seller Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Seller. There are no liens for Taxes upon the assets of Seller or any Seller Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule or in the Seller Filed SEC Documents, neither Seller nor any Seller Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Seller is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(n)

Property and Title. Section 3.01(n) of the Seller Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by Seller or the Seller Subsidiaries and used in the business of Seller and the Seller Subsidiaries (collectively, the “Seller Real Properties”). The Seller Real Properties constitute all of the material real property and interests in real property used in the businesses of Seller and the Seller Subsidiaries. Copies of all leases of Seller Real Properties to which Seller or any Seller Subsidiary is a party have been provided to Buyer. The Seller Real Properties leasehold interests subject to such leases have not been assigned or subleased. All Seller Real Properties that are owned by Seller or any Seller Subsidiary are free and clear of all mortgages, liens, security interests, defects, encumbrances, easements, restrictions, reservations, conditions, covenants, agreements, encroachments, rights of way and zoning laws, except (i) those set forth in Section 3.01(n) of the Seller Disclosure Schedule; (ii) easements, restrictions, reservations, conditions, covenants, rights of way, zoning laws and other defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (iii) the lien of current taxes not yet due and payable and (iv) other defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. Seller and the Seller Subsidiaries own, and are in rightful possession of, and have good title to, all of the other material assets used by Seller or any Seller Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Seller or any Seller Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 3.01(n) of the Seller Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. The assets of Seller and the Seller Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Seller and the Seller Subsidiaries as such businesses are presently being conducted. To Seller’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Seller or the Seller Subsidiaries of any of the Seller Real Properties in the manner such Seller Real Properties are used as of the date of this Agreement.

(o)

Legal Proceedings. Except as set forth in the Seller Filed SEC Documents or in Section 3.01(o) of the Seller Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to Seller’s and Seller Sub’s knowledge, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could have a material adverse effect on Seller or Seller Sub; or (ii) against or by Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(p)

Regulatory Matters. Except as disclosed (to the extent permitted by applicable law) in Section 3.01(p) of the Seller Disclosure Schedule, none of Seller, the Seller Subsidiaries and the respective properties of Seller and the Seller Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any court or federal or state governmental agency or authority, including any such agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve, the ODFI, the FDIC, the FHLB and the SEC) or the supervision or regulation of Seller or the Seller Subsidiaries (collectively, the “Regulatory Authorities”) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has been advised by any of the Regulatory Authorities that any of such Regulatory Authorities are contemplating issuing or requesting (or are considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Seller Sub is “well-capitalized” (as that term is defined in 12 C.F.R. 325.103(b)(1)).

(q)

No Conflict. Except as disclosed in Section 3.01(q) of the Seller Disclosure Schedule and subject to the required approval of this Agreement by the Required Seller Vote and approval of this Agreement and the issuance of the Buyer Shares under this Agreement by the Required Buyer Vote, the receipt of the required approvals or consents of Regulatory Authorities and Governmental Authorities, or the provision of any notice required thereto, the expiration of applicable regulatory waiting periods and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby by Seller and Seller Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any administrative agency or commission or other federal, state or local governmental authority or instrumentality (each, a “Governmental Authority”) applicable to Seller or Seller Sub or any of their respective properties; (B) the articles of incorporation or code of regulations (or comparable governing instruments) of Seller, or the governing instruments of Seller Sub; (C) any material agreement, indenture or instrument to which Seller or Seller Sub is a party or by which it or its properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Seller or Seller Sub, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a material adverse effect on Seller; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Seller or any of the Seller Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Seller or any of the Seller Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not have a material adverse effect on Seller.

(r)

Brokers, Finders and Others. Except for the fees paid or payable to Piper Sandler & Company, Seller’s financial advisor (“Seller’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Seller or Seller Sub to, any broker, finder, intermediary, or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(s)

Employment Agreements. Except as disclosed in Section 3.01(s) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to any employment, change in control, retention, severance or consulting agreement not terminable at will by Seller or such Seller Subsidiary. Neither Seller nor any Seller Subsidiary is a party to, bound by or negotiating any collective bargaining agreement, nor are any of their respective employees represented by any labor union or similar organization. Seller and each Seller Subsidiary are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, other than any noncompliance that, individually or in the aggregate, would not have a material adverse effect on Seller, and neither Seller nor any Seller Subsidiary has engaged in any unfair labor practice that would have a material adverse effect on Seller.

(t)	Employee Benefit Plans.

(i)

Section 3.01(t)(i) of the Seller Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Seller Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option (including, without limitation, the Seller Stock Plans), severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last six years) by (A) Seller or any Seller Subsidiary and with respect to which one of the following applies (1) in which any employee or former employee (the “Seller Employees”), consultant or former consultant (the “Seller Consultants”), officer or former officer (the “Seller Officers”), or director or former director (the “Seller Directors”) of Seller or any Seller Subsidiary participates or (2) to which any such Seller Employees, Seller Consultants, Seller Officers or Seller Directors are parties or (B) any Seller ERISA Affiliate (as defined below) (collectively, the “Seller Compensation and Benefit Plans”). Notwithstanding the foregoing, the term “Seller Compensation and Benefit Plans” shall not include plans, funds, programs, policies, practices or procedures that are maintained or funded either (A) by Seller Employees, Seller Consultants, Seller Officers or Seller Directors for their own benefit or for the benefit of their employees, such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or persons who are not Seller Employees or (B) by persons or entities who are not Seller ERISA Affiliates (as defined below). Neither Seller nor any Seller Subsidiary has any commitment to create any additional Seller Compensation and Benefit Plan or to modify or change any existing Seller Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Section 6.02 of this Agreement.

(ii)

Except in a manner that would not reasonably be expected to have a material adverse effect on Seller, each Seller Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act of 1967 (the “Age Discrimination in Employment Act”), or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Seller Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Seller Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Seller Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS, or is in the form of a prototype or volume submitter plan that is the subject of a favorable opinion letter from the IRS upon which Seller is entitled to rely, and Seller is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter or opinion letter. Each Seller Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Seller Compensation and Benefit Plan. There is no material pending or, to the knowledge of Seller, threatened legal action, suit or claim relating to the Seller Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Seller nor any Seller Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Seller Compensation and Benefit Plan that would reasonably be expected to subject Seller or any Seller Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Seller or any subsidiary of Seller with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Seller ERISA Affiliate Plan”) which is considered one employer with Seller under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Seller ERISA Affiliate”). During the six years prior to the Effective Time, none of Seller, any Seller Subsidiary nor any Seller

ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Seller Compensation and Benefit Plan or by any Seller ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Seller Pension Plan or Seller ERISA Affiliate Plan and, to Seller’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the Department of Labor (“DOL”), the IRS or any other Governmental Authority with respect to any Seller Compensation and Benefit Plan and, to Seller’s knowledge, no such investigation or action is threatened or anticipated. Under each Seller Pension Plan and Seller ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Seller Pension Plan or Seller ERISA Affiliate Plan), did not exceed the then current value of the assets of such Seller Pension Plan or Seller ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Seller Pension Plan or Seller ERISA Affiliate Plan nor any amendment or other change to such Seller Pension Plan or Seller ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Seller.

(iv)

All contributions required to be made under the terms of any Seller Compensation and Benefit Plan or Seller ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Seller or any Seller Subsidiary is a party have been timely made or have been reflected on the Seller Financial Statements. Neither any Seller Pension Plan nor any Seller ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and all required payments to the PBGC with respect to each Seller Pension Plan or Seller ERISA Affiliate Plan have been made on or before their due dates. None of Seller, any Seller Subsidiary nor any Seller ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Seller Pension Plan or to any Seller ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Seller.

(v)

Except as disclosed in Section 3.01(t)(v) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any obligations to provide retiree health benefits, life insurance or other retiree death benefits under any Seller Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code or similar state law or those derived from a Seller Pension Plan.

(vi)	Seller and the Seller Subsidiaries do not maintain any foreign Seller Compensation and Benefit Plans.

(vii)

With respect to each material Seller Compensation and Benefit Plan, if applicable, Seller has made available or furnished to Buyer, true and complete copies of the existing: (A) Seller Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)

Except as disclosed on Section 3.01(t)(viii) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment or service prior to or following the Effective Time), reasonably be expected to (A) entitle any Seller Employee, Seller Consultant or Seller Director to any payment from Seller or any Seller Affiliate (including severance pay or similar compensation, other than severance pay or compensation as otherwise provided under Section 6.02(a)) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Seller Compensation and Benefit Plan, other than as provided under Section 2.02, or (C) result in any material increase in benefits payable under any Seller Compensation and Benefit Plan.

(ix)

Except as disclosed on Section 3.01(t)(ix) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary maintains any compensation plans, programs or arrangements, the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(u)

Compliance with Laws. Except as set forth on Section 3.01(u) of the Seller Disclosure Schedule, or except with respect to Environmental Laws (as defined in Section 3.01(y)), Taxes, and Seller Compensation and Benefit Plans, which are the subject of Sections 3.01(y), 3.01(m), and 3.01(t), respectively, each of Seller and the Seller Subsidiaries:

(i)

has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Corporate Transparency Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Seller;

(ii)

has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Seller; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Seller’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Seller; and

(iii)

has received no written notification or communication from any Governmental Authority since December 31, 2020, (A) asserting that Seller or any Seller Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Seller, which has not been resolved to the satisfaction of the Governmental Authority that sent such notification or communication. There is no event that has occurred that, to the knowledge of Seller, would result in the revocation of any such license, franchise, permit or governmental authorization and that would reasonably be expected to have a material adverse effect on Seller.

(v)	Insurance.

(i)

Except for those underlying Seller Compensation and Benefit Plans, Section 3.01(v) of the Seller Disclosure Schedule lists all of the material insurance policies, binders or bonds maintained by Seller or any Seller Subsidiary and a description of all material claims filed by Seller or any Seller Subsidiary against the insurers of Seller and the Seller Subsidiaries since December 31, 2020. Seller and the Seller Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Seller and the Seller Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Seller.

(ii)

The savings accounts and deposits of Seller Sub are insured up to applicable limits by the FDIC in accordance with the Federal Deposit Insurance Act, and Seller Sub has appropriately accrued and paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act, except for such failures as would not reasonably be expected to have a material adverse effect on Seller Sub or the availability of such insurance.

(w)

Governmental and Third-Party Proceedings. Except as set forth on Section 3.01(w) of the Seller Disclosure Schedule no consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Seller or the Seller Subsidiaries in connection with the execution, delivery or performance by Seller or Seller Sub of this Agreement or the consummation by Seller or Seller Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger with the West Virginia Secretary of State and the filing of the Ohio Articles of Merger for the Merger and the Ohio Articles of Merger for the Bank Merger with the Ohio Secretary of State pursuant to the WVBCA and the OGCL, respectively, (C) the approval of this Agreement and the issuance of Buyer

Shares under this Agreement in connection with the Merger by Buyer’s shareholders and the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Joint Proxy Statement/Prospectus and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of The Nasdaq Stock Market LLC (the “Nasdaq”), (F) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Seller, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Seller does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(x)

Contracts. Section 3.01(x) of the Seller Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Seller Contracts in existence as of the date of this Agreement (other than those which have been performed completely): (A) which involve the payment by or to Seller or any of the Seller Subsidiaries of more than $250,000 in connection with the purchase of property or goods or the performance of services and (B) that are not in the ordinary course of their respective businesses (such contracts, the “Seller Contracts”). True, complete and correct copies of all such Seller Contracts have been made available to Buyer. Neither Seller nor any Seller Subsidiary, nor, to the knowledge of Seller, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller.

(y)

Environmental Matters. Except as otherwise disclosed in Section 3.01(y) of the Seller Disclosure Schedule: (i) Seller and the Seller Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws (as that term is defined in this Section 3.01(y)), and, to the knowledge of Seller, neither Seller nor any Seller Subsidiary has engaged in any activity in violation of any applicable Environmental Law except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Seller, have been threatened in connection with any of Seller’s or any Seller Subsidiary’s activities and any Seller Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Seller, threatened with respect to compliance with Environmental Laws and in connection with any real properties in respect of which any Seller Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Seller Subsidiary Real Estate Collateral”); (iii) to the knowledge of Seller, no claims are pending, or threatened by any third party against Seller, any Seller Subsidiary or with respect to the Seller Real Properties or improvements thereon, or, to the knowledge of Seller, Seller Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (as that term is defined in this Section 3.01(y)) which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Seller or any Seller Subsidiary; (iv) to the knowledge of Seller, no Hazardous Substances have been integrated into the Seller Real Properties or improvements thereon or any component thereof, or Seller Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Seller nor any Seller Subsidiary has knowledge that (A) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Seller or any Seller Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-containing materials or materials or equipment containing polychlorinated biphenyls (“PCBs”), which in any event would reasonably be expected to have a material adverse effect on Seller. Seller and the Seller Subsidiaries have made available to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller and the Seller Subsidiaries pertaining to Hazardous Substances in, at, on, under, about, or affecting (or potentially affecting) any Seller Real Properties, or concerning compliance by Seller and the Seller Subsidiaries or any other person for whose conduct they are or may be held responsible, with Environmental Laws.

For purposes of this Agreement, (i) “Environmental Law” means all laws that relate to the protection of the environment, natural resources, or public health and safety, or relating to the production, generation, use, storage, treatment, processing, transportation, disposal or release of Hazardous Substances, including the regulations promulgated thereunder, in each case as of the date of this Agreement, and (ii) “Hazardous Substances” means (A) any hazardous substance as defined by any Environmental Law, (B) any petroleum or other petroleum product and (C) any other materials or substances listed or identified in, or regulated by, any Environmental Law.

(z)

Takeover Laws; No Poison Pill. Seller has taken all action permitted under Seller’s Code of Regulation and bylaws in order to exempt Buyer, the Merger, the Bank Merger, this Agreement, and the transactions contemplated hereby from, and Buyer, the Merger, the Bank Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws or regulations of any state (collectively, “Takeover Laws”) applicable to it, and any comparable provisions in the articles of incorporation or code of regulations (or comparable governing instruments) of Seller or Seller Sub. Neither Seller nor Seller Sub is party to any “Rights Agreement,” “Poison Pill” or similar anti-takeover agreement.

(aa)

Seller Information. True and complete copies of all documents listed in the Seller Disclosure Schedule have been made available or furnished to Buyer. Except for the minutes and actions related to the process leading to this Agreement (including regulatory or privileged information) and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in Seller’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of Seller and the Seller Subsidiaries, all of which have been made available to Buyer, are complete and correct in all material respects.

(bb)

Ownership of Buyer Shares. As of the date hereof, except as otherwise disclosed in Section 3.01(bb) of the Seller Disclosure Schedule, neither Seller nor, to the knowledge of Seller, any of its affiliates, (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Buyer Shares.

(cc)

Fairness Opinion. The Seller Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Seller’s Financial Advisor dated as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, to the effect that the Exchange Ratio is fair, from a financial point of view, to Seller’s shareholders.

(dd)

CRA Compliance. Neither Seller nor any Seller Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Seller Sub’s most recent examination rating under the CRA was “satisfactory” or better. Seller knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Seller or any Seller Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Seller or any Seller Subsidiary to decrease below the “satisfactory” level.

(ee)	Intellectual Property Rights; Data Processing.

(i)Seller and the Seller Subsidiaries own or possess all legal rights, or are licensed or otherwise have the right to use, all proprietary rights, including, without limitation, trademarks, trade names, service marks and copyrights, if any, that are material to the conduct of their existing businesses. Section 3.01(ee) of the Seller Disclosure Schedule sets forth all proprietary rights that are material to the conduct of business of Seller or the Seller Subsidiaries. Neither Seller nor any Seller Subsidiary is bound by or a party to any options, licenses or agreements of any kind with respect to any trademarks, service marks or trade names that it claims to own. Neither Seller nor any Seller Subsidiary has received any communications alleging that any of them has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or any other proprietary rights of any other person or entity.

(ii) The computer, information technology and data processing systems, facilities and services, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), used by Seller and each of the Seller Subsidiaries are reasonably sufficient for the conduct of the respective businesses of Seller and the Seller Subsidiaries as currently conducted. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Seller and each of the Seller Subsidiaries as currently conducted. To Seller’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Seller or any of the Seller Subsidiaries, and Seller and each of the Seller Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Seller and each of the Seller Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Seller and each of the Seller Subsidiaries in all material respects.

(ff)

Privacy of Customer Information. Seller is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Buyer pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 3.01(ff), “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Seller nor the Seller Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Seller, the transfer of such IIPI to Buyer, and the use of such IIPI by Buyer as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act of 1970, as amended (the “Fair Credit Reporting Act”), the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. Seller has taken commercially reasonable measures to ensure that all IIPI in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Seller’s knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such IIPI by Seller, any Seller Subsidiaries or any other person.

(gg)

Bank Secrecy Act; Patriot Act; FCPA; Money Laundering. Except as set forth in Section 3.01(gg) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Seller or the Seller Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Chapter X) (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “Patriot Act”), the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), any regulations promulgated by the Consumer Financial Protection Bureau (“CFPB”) or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Seller Sub has adopted and Seller Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(hh)

OFAC. Neither Seller nor Seller Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Seller and Seller Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Seller and to the knowledge of Seller Sub, no Subsidiary or affiliate of Seller or Seller Sub is engaging nor has any Subsidiary or affiliate of Seller or Seller Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Seller or Seller Sub has been otherwise associated with, such persons or entities.

(ii)

Investment Management and Related Activities. Except as set forth in Section 3.01(ii) of the Seller Disclosure Schedule, none of Seller, any of the Seller Subsidiaries or Seller’s or the Seller Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(jj)

Vote Required. The only vote of the holders of any class or series of capital stock or other securities of Seller necessary to approve this Agreement or consummate the transactions contemplated hereby is the affirmative vote of the holders of at least two-thirds of the outstanding Seller Shares (the “Required Seller Vote”).

(kk)

Reorganization. The Seller has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ll)	No Other Representations or Warranties.

(i)

Except for the representations and warranties contained in this Article Three, none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or Seller Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Seller or Seller Sub furnished or made available to Buyer (including any information, documents or material made available to Buyer in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Seller or Seller Sub or any representation or warranty arising from statute or otherwise in law.

(ii)

Seller and Seller Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the Merger and that none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Four.

ARTICLE FOUR

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER SUB

4.01. Representations and Warranties of Buyer and Buyer Sub

Except as set forth on the Buyer Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Buyer and Buyer Sub hereby jointly and severally warrant and represent to Seller and Seller Sub that:

(a)	Corporate Status.

(i) Buyer (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia, (b) a bank holding company registered under the BHC Act, (c) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (d) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Buyer. True and complete copies of the articles of incorporation and bylaws (or comparable governing instruments) of Buyer, in each case as amended to the date of this Agreement, have been (a) made available by Buyer to Seller and (b) filed as exhibits to one or more Buyer Filed SEC Documents.

(ii) Set forth in Section 4.01(a)(ii) of the Buyer Disclosure Schedule is a complete list of each Subsidiary of each of Buyer and Buyer Sub (each, a “Buyer Subsidiary” and collectively, the “Buyer Subsidiaries”).

(iii) Buyer Sub (a) is a banking corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia, (b) is regulated by the West Virginia Division of Financial Institutions (the “WVDFI”) and the Federal Reserve, (c) is a member in good standing of the Federal Home Loan Bank of Pittsburgh, (d) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (e) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Buyer or Buyer Sub. The deposit accounts of Buyer Sub are insured by the FDIC to the fullest extent permitted by applicable law.

(iv) Each of the Buyer Subsidiaries other than Buyer Sub (a) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, (b) has full power and authority, corporate or otherwise, to own its property and to carry on its business as presently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on Buyer or Buyer Sub.

(b)

Corporate Authority. All corporate actions of Buyer and Buyer Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Buyer and Buyer Sub, as applicable, have been duly and validly taken, except for the approval of this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger by the Required Buyer Vote and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of the Ohio Articles of Merger for the Merger, the Ohio Articles of Merger for the Bank Merger, the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger, each as required by the OGCL and the WVBCA, as applicable. The Board of Directors of Buyer (the “Buyer Board”) has duly adopted resolutions (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger, the Bank Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger be submitted to a vote at a meeting of Buyer’s shareholders to be held as promptly as practicable and (iv) recommending that Buyer’s shareholders approve this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger in accordance with the provisions of Section 7.06(g) hereof. The Board of Directors of Buyer Sub has, by unanimous vote of the directors of Buyer Sub, duly adopted resolutions (i) approving this Agreement, the Bank Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of Buyer Sub and its sole shareholder that Buyer Sub enter into this Agreement and consummate the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted for approval by Buyer Sub’s sole shareholder as promptly as practicable and (iv) recommending that Buyer Sub’s sole shareholder approve this Agreement. The Buyer Board has approved and directed that Buyer, as the sole shareholder of Buyer Sub, provide its written consent for its approval of this Agreement and the Bank Merger.

(c)	Capitalization of Buyer.

(i)

As of the date of this Agreement, the authorized capital stock of Buyer consists of (A) 100,000,000 Buyer Shares, of which 59,583,710 Buyer Shares were issued and outstanding, and (B) 1,000,000 preferred shares, no par value per share, of which 150,000 shares were outstanding. As of the date of this Agreement, 8,497,596 Buyer Shares were held in Buyer’s treasury. All outstanding Buyer Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All issued Buyer Shares have been issued in compliance in all material respects with all applicable federal and state securities laws.

(ii)

As of the date of this Agreement, except for this Agreement and equity awards in respect of Buyer Shares granted under Buyer’s stock compensation and stock based incentive plans (the “Buyer Stock Plans”), there are no options, warrants, calls, rights, commitments or agreements of any character to which Buyer is a party or by which it is bound obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Buyer Shares or obligating Buyer to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Buyer to repurchase, redeem or otherwise acquire any Buyer Shares except for such obligations arising under the Buyer Stock Plans.

(iii)

Except as disclosed in Section 4.01(c)(iii) of the Buyer Disclosure Schedule, since December 31, 2023, Buyer has not (A) issued or permitted to be issued any Buyer Shares, or securities exercisable for or convertible into Buyer Shares, other than in connection with equity awards in respect of Buyer Shares, in each case granted prior to the date hereof under the Buyer Stock Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, through any Buyer Subsidiary or otherwise, any Buyer Shares; or (C) declared, set aside, made or paid to the shareholders of Buyer dividends or other distributions on the outstanding Buyer Shares.

(iv)

Except as disclosed in Section 4.01(c)(iv) of the Buyer Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Buyer or Buyer Sub are issued or outstanding. No bonds, debentures, notes or other indebtedness of Buyer having the right to vote on any matters on which Buyer’s shareholders may vote are issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of Buyer and Buyer Sub were issued in compliance in all material respects with all applicable laws, rules and regulations.

(v)

The Buyer Shares to be issued in exchange for Seller Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will not be subject to any preemptive or other statutory right of Buyer shareholders and will be issued in compliance with applicable United States federal and state securities laws.

(d)

Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Buyer and Buyer Sub, and assuming the due authorization, execution and delivery by Seller and Seller Sub, constitutes the legal, valid and binding obligation of Buyer and Buyer Sub, enforceable against Buyer and Buyer Sub in accordance with its terms, except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Buyer and Buyer Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to obtaining the Required Buyer Vote, the obtaining of appropriate approvals, consents or waivers by Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods and required filings under Federal and state securities laws, to perform its obligations under this Agreement.

(e)

No Conflict. Except as disclosed in Section 4.01(e) of the Buyer Disclosure Schedule and subject to the required approval of this Agreement by the Required Seller Vote and approval of this Agreement and the issuance of the Buyer Shares under this Agreement by the Required Buyer Vote, the receipt of the required approvals or consents of Regulatory Authorities and Governmental Authorities, or the provision of any notice required thereto, the expiration of applicable regulatory waiting periods and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement by Buyer and Buyer Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any Governmental Authority applicable to Buyer or Buyer Sub or any of their respective properties; (B) the articles of incorporation or bylaws of Buyer or Buyer Sub; (C) any material agreement, indenture or instrument to which Buyer or Buyer Sub is a party or by which it or their properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Buyer or Buyer Sub, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a material adverse effect on Buyer; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Buyer or Buyer Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Buyer or any of the Buyer Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(f)	SEC Filings; Sarbanes Oxley.

(i)

Buyer and the Buyer Subsidiaries have filed or furnished all reports, registration statements, proxy statements and information statements required to be filed by Buyer or any of the Buyer Subsidiaries subsequent to December 31, 2020 under the Securities Act or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act with the SEC (together with all information incorporated therein by reference, the “Buyer SEC Documents”), except for any reports, registration statements, proxy statements or information statements that the failure to file would not have a material adverse effect on Buyer. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, as subsequently supplemented or amended prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)

The records, systems, controls, data and information of Buyer and the Buyer Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or the Buyer Subsidiaries or their accountants, attorneys, or transfer agents (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Buyer. Buyer (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that information relating to Buyer, including its consolidated Subsidiaries, that it is required to disclose in the reports that it files or submits under the Exchange Act is made known to the Buyer’s management, including its principal executive officer and the principal financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, and (B) Buyer’s principal executive officer and/or principal financial officer have disclosed, based on their most recent evaluation of Buyer’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) prior to the date hereof, to Buyer’s outside auditors and the audit committee of the Buyer Board (1) any significant deficiencies and material weaknesses in the design or operation of Buyer’s internal control over financial reporting that are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Each of the principal executive officer and the principal financial officer of Buyer (or each former principal executive officer and each former principal financial officer of Buyer, as applicable) has made all certifications required by Rule 13a-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Buyer SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. Neither Buyer nor any of the Buyer Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Buyer or any of the Buyer Subsidiaries. Buyer is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer. As of the date hereof, Buyer does not have any reason to believe that Buyer’s principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to Rule 13a-14 promulgated under the Exchange Act when next due.

(iii)

Since December 31, 2020, (A) through the date hereof, neither Buyer nor any of the Buyer Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Buyer Board or any committee thereof or to any director or officer of Buyer.

(iv)

During the periods covered by the Buyer Financial Statements with respect to periods ended prior to the date of this Agreement, the independent registered public accounting firm engaged to express its opinion with respect to the financial statements included in the Buyer SEC Documents is, and has been throughout the periods covered thereby “independent” within the meaning of Rule 2-01 of Regulation S-X. Ernst & Young LLP has not resigned or been dismissed as a result of or in connection with any disagreement with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(g)

Financial Statements of Buyer. Buyer has furnished to Seller consolidated financial statements of Buyer consisting of the consolidated balance sheets as of December 31, 2023 and December 31, 2022 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years ended December 31, 2023 (the “Buyer Balance Sheet Date”), including accompanying notes and the report thereon of Ernst & Young LLP dated February 26, 2024, as included in Buyer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2023, and the unaudited consolidated balance sheets as of March 31, 2024 and the related consolidated statements of income, shareholders’ equity and cash flows for the three months then ended, as reported in

Buyer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (collectively, all of such consolidated financial statements are referred to as the “Buyer Financial Statements”). The Buyer Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Buyer and the Buyer Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(h)

Takeover Laws. Buyer has taken all action permitted under Buyer’s Articles of Incorporation and Bylaws in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws or regulations of any state applicable to it.

(i)

Brokers, Finders and Others. Except for the fees paid or payable to Raymond James & Associates, Inc., Buyer’s financial advisor (“Buyer’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Buyer or Buyer Sub to, any broker, finder, intermediary or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(j)

Fairness Opinion. The Buyer Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated as of the same date) of Buyer’s Financial Advisor dated as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, to the effect that the Merger Consideration is fair, from a financial point of view, to Buyer.

(k)

Governmental and Third-Party Proceedings. No consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Buyer or the Buyer Subsidiaries in connection with the execution, delivery or performance by Buyer or Buyer Sub of this Agreement or the consummation by Buyer or Buyer Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger with the West Virginia Secretary of State and the filing of the Ohio Articles of Merger for the Merger and the Ohio Articles of Merger for the Bank Merger with the Ohio Secretary of State pursuant to the WVBCA and the OGCL, respectively, (C) the approval of this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger by Buyer’s shareholders and the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Joint Proxy Statement/Prospectus and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of Nasdaq, (F) any notice or filings under the HSR Act, (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Buyer, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Buyer does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(l)

Absence of Undisclosed Liabilities. Except as set forth in the Buyer SEC Documents filed and publicly available prior to the date of this Agreement (the “Buyer Filed SEC Documents”) (including the financial statements included therein) or in Section 4.01(l) of the Buyer Disclosure Schedule and except as arising hereunder, Buyer and the Buyer Subsidiaries had no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at the Buyer Balance Sheet Date, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Except as set forth in the Buyer Filed SEC Documents or otherwise disclosed in Section 4.01(l) of the Buyer Disclosure Schedule, all debts, liabilities, guarantees and obligations of Buyer and the Buyer Subsidiaries incurred since the Buyer Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount, both individually and in the aggregate.

(m)

Absence of Changes. Except (i) as set forth in the Buyer Filed SEC Documents, (ii) as set forth in Section 4.01(m) of the Buyer Disclosure Schedule, or (iii) in the ordinary course of business consistent with past practice, since the Buyer Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Buyer and the Buyer Subsidiaries taken as a whole, and, to the knowledge of Buyer, no fact or condition exists that would reasonably be expected to cause such a material adverse change in the future.

(n)

Loan Documentation. The Loan Documentation and Loan Assets included in the loan portfolio of the Buyer Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Buyer Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Buyer. Except as set forth in Section 4.01(n) of the Buyer Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Buyer, would have a material adverse effect on Buyer. All loans and extensions of credit that have been made by the Buyer Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(o)	Loans; Nonperforming and Classified Assets.

(i)

To Buyer’s knowledge, except as would not reasonably be expected to have a material adverse effect on Buyer, each Loan on Buyer’s or Buyer Sub’s books and records, was made and has been serviced in accordance with Buyer’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Buyer has previously made available to Seller complete and correct copies of its and Buyer Sub’s lending policies. The deposit and loan agreements of Buyer and Buyer Sub comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Buyer Financial Statements, as of their respective dates, is adequate under all regulatory requirements applicable to Buyer or Buyer Sub.

(ii)

Section 4.01(o) of the Buyer Disclosure Schedule discloses as of March 31, 2024 with respect to the Buyer and the Buyer Subsidiaries: (A) any Loan in the amount of $2,000,000 or more (“Buyer Loans”) under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Buyer, in default of any other provision thereof; (B) each Classified Loan of Buyer, the Buyer Subsidiaries or a Governmental Authority in the amount of $2,000,000 or more (“Buyer Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Buyer Loan with any director, executive officer or five percent (5%) or greater shareholder of

Buyer, or to the knowledge of Buyer, any person controlling, controlled by or under common control with any of the foregoing. All Insider Transactions have been made by Buyer or any of the Buyer Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(p)

Reports and Records. Buyer and the Buyer Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Federal Reserve, the FDIC and the WVDFI, except for such reports and records the failure to file or maintain would not have a material adverse effect on Buyer. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not reasonably be expected to have a material adverse effect on Buyer. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not reasonably be expected to have a material adverse effect on Buyer. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Buyer or any of the Buyer Subsidiaries.

(q)

Taxes. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, Buyer and the Buyer Subsidiaries have timely filed all material Tax Returns with respect to all material Taxes required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns are true, correct and complete in all material respects. Buyer and the Buyer Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Buyer Financial Statements or have arisen in the ordinary course of business since the Buyer Balance Sheet Date. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, neither the IRS nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Buyer, is threatening to assert against Buyer or any Buyer Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Buyer or any Buyer Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Buyer Financial Statements are adequate in all material respects for the periods covered. Buyer and the Buyer Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Buyer. There are no liens for Taxes upon the assets of Buyer or any Buyer Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in the Buyer Filed SEC Documents or in Section 4.01(q) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Neither Buyer nor any Buyer Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Buyer is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(r)

Legal Proceedings. Except as set forth in the Buyer Filed SEC Documents or Section 4.01(r) of the Buyer Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer and the Buyer Subsidiaries, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could have a material adverse effect on Buyer; or (ii) against or by Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(s)

Regulatory Matters. Except as set forth in Section 4.01(s) of the Buyer Disclosure Schedule (to the extent permitted by applicable law), none of Buyer, the Buyer Subsidiaries and the respective properties of Buyer and the Buyer Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authorities that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Buyer Sub is “well capitalized” (as that term is defined in 12 C.F.R. 325.103(b)(1))”.

(t)	Employee Benefit Plans.

(i)

Section 4.01(t)(i) of the Buyer Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Buyer Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of ERISA, fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last two years) by (A) Buyer or any Buyer Subsidiary and in which any employee or former employee (the “Buyer Employees”), consultant or former consultant (the “Buyer Consultants”), officer or former officer (the “Buyer Officers”), or director or former director (the “Buyer Directors”) of Buyer or any Buyer Subsidiary participates or to which any such Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors are parties or (B) any Buyer ERISA Affiliate (as defined below) (collectively, the “Buyer Compensation and Benefit Plans”). Notwithstanding the foregoing, the term “Buyer Compensation and Benefit Plans” shall not include plans, funds, programs, policies, practices or procedures that are maintained or funded either (A) by Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors for their own benefit or for the benefit of their employees, such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or persons who are not Buyer Employees or (B) by persons or entities who are not Buyer ERISA Affiliates (as defined below). Neither Buyer nor any Buyer Subsidiary has any commitment to create any additional Buyer Compensation and Benefit Plan or to modify or change any existing Buyer Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Section 6.02 of this Agreement.

(ii)

Except in a manner that would not reasonably be expected to have a material adverse effect on Buyer, each Buyer Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Buyer Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Buyer Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS and Buyer is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter. Each Buyer Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Buyer Compensation and Benefit Plan. There is no material pending or, to the knowledge of Buyer, threatened legal action, suit or claim relating to the Buyer Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Buyer nor any Buyer Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Buyer Compensation and Benefit Plan that would reasonably be expected to subject Buyer or any Buyer Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Buyer or any subsidiary of Buyer with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Buyer ERISA Affiliate Plan”) which is considered one employer with Buyer under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Buyer ERISA Affiliate”). None of Buyer, any Buyer Subsidiary or any Buyer ERISA Affiliate has contributed, or has been obligated to contribute, to a multi-employer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)) at any time since September 26,

1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Compensation and Benefit Plan or by any Buyer ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Buyer Pension Plan or Buyer ERISA Affiliate Plan and, to Buyer’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the DOL, the IRS or any other Governmental Authority with respect to any Buyer Compensation and Benefit Plan and to Buyer’s knowledge, no investigation or action is threatened or anticipated. Except as disclosed in Section 4.01(s)(iii) of the Buyer Disclosure Schedule, under each Buyer Pension Plan and Buyer ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Buyer Pension Plan or Buyer ERISA Affiliate Plan), did not exceed the then current value of the assets of such Buyer Pension Plan or Buyer ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Buyer Pension Plan or Buyer ERISA Affiliate Plan nor any amendment or other change to such Buyer Pension Plan or Buyer ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Buyer.

(iv)

All contributions required to be made under the terms of any Buyer Compensation and Benefit Plan or Buyer ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Buyer or any Buyer Subsidiary is a party have been timely made or have been reflected on the Buyer Financial Statements. Neither any Buyer Pension Plan nor any Buyer ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Buyer Pension Plan and each Buyer ERISA Affiliate Plan have been made on or before their due dates. None of Buyer, any Buyer Subsidiary nor any Buyer ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Buyer Pension Plan or to any Buyer ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Buyer.

(v)

Except as disclosed in Section 4.01(t)(v) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary has any obligations to provide retiree health and life insurance or other retiree death benefits under any Buyer Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

(vi)	Buyer and the Buyer Subsidiaries do not maintain any foreign Buyer Compensation and Benefit Plans.

(vii)

With respect to each material Buyer Compensation and Benefit Plan, if applicable, Buyer has provided or made available to Seller, true and complete copies of the existing: (A) Buyer Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)

Except as disclosed on Section 4.01(t)(viii) of the Buyer Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), reasonably be expected to (A) entitle any Buyer Employee, Buyer Consultant or Buyer Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Buyer Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Buyer Compensation and Benefit Plan.

(u)

Compliance with Laws. Except with respect to Environmental Laws, Taxes, and Buyer Compensation and Benefit Plans, which are the subject of Sections 4.01(w), 4.01(q) and 4.01(t), respectively, each of Buyer and the Buyer Subsidiaries:

(i)

has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Corporate Transparency Act, Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Buyer;

(ii)

has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Buyer; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Buyer’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Buyer;

(iii)

has received no written notification or communication from any Governmental Authority since December 31, 2020, (A) asserting that Buyer or any Buyer Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not have a material adverse effect on Buyer, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Buyer, which has not been resolved to the satisfaction of the Governmental Authority which sent such notification or communication. There is no event that has occurred that, to the knowledge of Buyer, would reasonably be expected to result in the revocation of any such license, franchise, permit or governmental authorization and that would have a material adverse effect on Buyer; and

(iv)

Buyer and the Buyer Subsidiaries have been and are in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and (B) the applicable listing and corporate governance rules and regulations of the Nasdaq, except where such non-compliance would not have a material adverse effect on Buyer.

(v)

Contracts. There are no contract, agreement, commitment or arrangement of any kind to which Buyer is a party or by which Buyer is bound that is required to be filed as an exhibit to any Buyer Filed SEC Document under the Exchange Act and the rules and regulations promulgated thereunder that has not been so filed. Neither Buyer nor any Buyer Subsidiary, nor, to the knowledge of Buyer, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(w)

Environmental Matters. Except as otherwise disclosed in Section 4.01(w) of the Buyer Disclosure Schedule: (i) Buyer and the Buyer Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws and, to the knowledge of Buyer, neither Buyer nor any Buyer Subsidiary has engaged in any activity in violation of any applicable Environmental Law, except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Buyer, have been threatened in connection with any of Buyer’s or any Buyer Subsidiary’s activities and any Buyer Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) to the knowledge of Buyer, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or threatened with respect to compliance with Environmental Laws in connection with any real properties in respect of which any Buyer Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Buyer Subsidiary Real Estate Collateral”); (iii) no claims are pending or, to the knowledge of Buyer, threatened by any third party against Buyer, any Buyer Subsidiary or with respect to the Buyer Real Properties or improvements thereon, or, to the knowledge of Buyer, the Buyer Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Buyer or any Buyer Subsidiary); (iv) to the knowledge of Buyer, no Hazardous Substances have been integrated into the Buyer Real Properties or improvements thereon or any component thereof, or the Buyer Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Buyer nor any Buyer Subsidiary has knowledge that (A) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Buyer or any Buyer Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-containing materials or PCB-containing materials or equipment, which in any event would reasonably be expected to have a material adverse effect on Buyer.

(x)

Buyer Information. True and complete copies of all documents listed in the Buyer Disclosure Schedule have been made available or furnished to Seller. The books of account, stock record books and other financial and corporate records of Buyer and the Buyer Subsidiaries, all of which have been made available to Seller, are complete and correct in all material respects.

(y)

CRA Compliance. Neither Buyer nor any Buyer Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Buyer Sub received a CRA rating of “satisfactory” or better from the FDIC in its most recent examination. Buyer knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Buyer or any Buyer Subsidiary to receive any notice of non-compliance with such provisions or cause the CRA rating of Buyer or any Buyer Subsidiary to decrease below the “satisfactory” level.

(z)

Ownership of Seller Shares. As of the date hereof, except as otherwise disclosed in Section 4.01(z) of the Buyer Disclosure Schedule, neither Buyer nor, to the knowledge of Buyer, any of its affiliates (as such term is defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any Seller Shares, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Seller Shares.

(aa)

Data Processing. The Systems used by Buyer and each of the Buyer Subsidiaries are reasonably sufficient for the conduct of the respective businesses of Buyer and the Buyer Subsidiaries as currently conducted and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Buyer and each of the Buyer Subsidiaries as currently conducted. To Buyer’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Buyer or any of the Buyer Subsidiaries, and Buyer and each of the Buyer Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Buyer and each of the Buyer Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Buyer and each of the Buyer Subsidiaries in all material respects.

(bb)

Bank Secrecy Act; Patriot Act; Money Laundering. Neither Buyer nor any Buyer Subsidiary has any reason to believe that any facts or circumstances exist that would cause Buyer or the Buyer Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, the FCPA, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, any regulations promulgated by the CFPB or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Buyer Sub has adopted and Buyer Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(cc)

Investment Management and Related Activities. Except as set forth on Schedule 4.01(cc) of the Buyer Disclosure Schedule, none of Buyer, any of the Buyer Subsidiaries or Buyer’s or the Buyer Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(dd)

Adequate Shares; No Financing Required. As of the date hereof, Buyer has sufficient authorized but unissued Buyer Shares to issue the aggregate number of Buyer Shares to be issued in the Merger. Buyer has the aggregate or readily available financing to fund any cash consideration to be paid in the Merger.

(ee)

Property and Title. Buyer and Buyer Subsidiaries own, and are in rightful possession of, and have good title to, all of the material real property and other material assets used by Buyer or any Buyer Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Buyer or any Buyer Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 4.01(dd) of the Buyer Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer. The assets of Buyer and the Buyer Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Buyer and the Buyer Subsidiaries as such businesses are presently being conducted. To Buyer’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Buyer or the Buyer Subsidiaries of any of the material real properties owned or leased by Buyer or any Buyer Subsidiary and used in the business of Buyer and any Buyer Subsidiary.

(ff)

Insurance. Buyer and the Buyer Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Buyer and the Buyer Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Buyer.

(gg)

OFAC. Neither Buyer nor Buyer Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Buyer and Buyer Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Buyer and to the knowledge of Buyer Sub, no Subsidiary or affiliate of Buyer or Buyer Sub is engaging nor has any Subsidiary or affiliate of Buyer or Buyer Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Buyer or Buyer Sub has been otherwise associated with, such persons or entities.

(hh)

Reorganization. Buyer has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ii)

Vote Required. The only vote of the holders of any class or series of capital stock or other securities of the Buyer necessary to approve this Agreement and the issuance of Buyer Shares in accordance with this Agreement in connection with the Merger or consummate the other transactions contemplated hereby is the affirmative vote of at least a majority of the votes cast at the Buyer Meeting, if a quorum exists (the “Required Buyer Vote”).

(jj)	No Other Representations or Warranties.

(i)

Except for the representations and warranties contained in this Article Four, none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer or Buyer Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer or Buyer Sub furnished or made available to Seller (including any information, documents or material made available to Seller in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer or Buyer Sub or any representation or warranty arising from statute or otherwise in law.

(ii)

Buyer and Buyer Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the Merger and that none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Three.

ARTICLE FIVE

FURTHER COVENANTS OF SELLER

5.01. Operation of Business

Seller and Seller Sub covenant to Buyer that, throughout the period from the date of this Agreement to and including the Closing, except as expressly contemplated or permitted by this Agreement, as may be required by applicable law or regulation, as set forth in Section 5.01 of the Seller Disclosure Schedule or to the extent that Buyer shall otherwise consent in writing (which consent, in the case of Section 5.01(b), (f) and (g) shall not be unreasonably withheld, conditioned or delayed):

(a)

Conduct of Business. Seller’s business, and the business of the Seller Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Seller shall not, and shall cause the Seller Subsidiaries not to, take any action that would be inconsistent with any representation or warranty of Seller set forth in this Agreement or that would cause a breach of any such representation or warranty if made at or immediately following such action, subject to such exceptions as do not, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation following the Effective Time.

(b)	Changes in Business and Capital Structure. Seller will not, and will cause the Seller Subsidiaries not to:

(i)

sell, transfer, mortgage, pledge or subject to any lien or otherwise encumber any of the assets of Seller or the Seller Subsidiaries, tangible or intangible, which are material, individually or in the aggregate, to Seller except for (A) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval, (B) securitization activities in the ordinary course of business, (C) the sale of loans, securities, loan participations and real estate owned in the ordinary course of business, (D) pledging assets in connection with advances or borrowings in the ordinary course of business and consistent with past practice in amount and frequency, and (E) other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed in the aggregate, $1,000,000;

(ii)	make any capital expenditure or capital additions or betterments which exceed $250,000 individually or $1,000,000 in the aggregate;

(iii)

become bound by, enter into, or perform any material contract, commitment or transaction which, if so entered into, would be reasonably expected to (A) have a material adverse effect on Seller, (B) impair in any material respect the ability of Seller to perform its obligations under this Agreement or (C) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(iv)

declare, pay or set aside for payment any dividends or make any distributions on its capital shares issued and outstanding other than (A) Quarterly Dividends in respect of each fiscal quarter ending on or after June 30, 2024 in an amount not to exceed $0.31 per Seller Share, (B) dividends from any Seller Subsidiary to Seller and (C) in connection with and as required by the terms of any trust preferred securities issued by a Seller Subsidiary;

(v)

purchase, redeem, retire or otherwise acquire any of its capital shares other than pursuant to rights of repurchase granted to Seller, or in settlement of any withholding election or obligation in connection with any Seller Stock Plan;

(vi)

issue or grant any option or right to acquire any of its capital shares or effect, directly or indirectly, any share split or share dividend, recapitalization, combination, exchange of shares, readjustment or other reclassification;

(vii)	amend or propose to amend its articles of incorporation or code of regulations (or comparable governing instruments) except as otherwise expressly contemplated by this Agreement;

(viii)	merge or consolidate with any other person or otherwise reorganize, except for the Merger and the Bank Merger;

(ix)

acquire all or any portion of the assets, business, deposits or properties of any other entity other than (A) by way of foreclosures, (B) acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice and (C) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

(x)

enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any Seller Director, Seller Officer or Seller Employee, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder; provided, however, that Seller may take such actions in order to satisfy either applicable law or contractual obligations, including those arising under its benefit plans, existing as of the date hereof or regular annual renewals of insurance contracts;

(xi)

announce or pay any general wage or salary increase or bonus, other than normal wage or salary increases not to exceed 3.5% in the aggregate for Seller Employee salaries and year-end bonuses substantially consistent with past practices, or enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any Seller Officer, Seller Director or Seller Employee, except, in each case, for retention agreements entered into with the prior written consent of Buyer to retain or fill positions that would reasonably be expected to present a risk to Seller if the position becomes or remains vacant, changes that are required by applicable law or to satisfy contractual obligations existing as of the date hereof and disclosed in the Seller Disclosure Schedule;

(xii)

incur any long-term indebtedness for money borrowed, guarantee any such long-term indebtedness or issue or sell any long-term debt securities, other than (A) in replacement of existing or maturing debt, (B) indebtedness of any subsidiary of Seller to Seller or another subsidiary of Seller, or (C) in the ordinary course of business consistent with past practice;

(xiii)	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by any Governmental Authority;

(xiv)

materially change its existing deposit policy or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

(xv)	sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Authority;

(xvi)

change any of its commercial or consumer loan policies in any material respect, including credit underwriting criteria, or make any material exceptions thereto, unless so required by applicable law or any Governmental Authority;

(xvii)	purchase mortgage loan servicing rights and, other than in the ordinary course of business consistent with past practice, sell any mortgage loan servicing rights;

(xviii)	originate any new mortgages or other loans in the States of California, New York or Texas or the Commonwealth of Massachusetts;

(xvix)

commence or settle any material claim, action or proceeding, except settlements involving only monetary remedies in amounts, in the aggregate, that are not material to Seller and the Seller Subsidiaries;

(xx)

adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or reorganization;

(xxi)

Unless so required by applicable law or any Governmental Authority, make or change any material Tax election, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, , or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xxii)

(A) knowingly take any action that would, or would be reasonably expected to, prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (B) knowingly take any action that is intended or is reasonably expected to result in (1) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (2) any of the conditions to the Merger set forth in Article Eight not being satisfied, or (3) a material violation of any provision of this Agreement; or

(xxiii)	enter into any agreement to do any of the foregoing.

(c)

Maintenance of Property. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not have a material adverse effect on Seller.

(d)

Performance of Obligations. Seller shall, and shall cause the Seller Subsidiaries to, perform all of their respective obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Seller.

(e)

Maintenance of Business Organization. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key Seller Employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them.

(f)

Insurance. Seller shall, and shall cause the Seller Subsidiaries to, maintain insurance coverage with reputable insurers, which, in respect of the amounts, premiums, types and risks insured, were maintained by them at the Seller Balance Sheet Date, and upon the renewal or termination of such insurance, Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to renew or replace such insurance coverage with reputable insurers, in respect of amounts, premiums, types and risks insured that are, in the aggregate, not materially less favorable than those maintained by Seller and the Seller Subsidiaries at the Seller Balance Sheet Date.

(g)

Access to Information. Upon reasonable notice in advance and subject to applicable laws, for the purposes of verifying the representations and warranties of the Seller and Seller Sub and preparing for the matters contemplated by this Agreement (including the consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the operation of the combined businesses of Buyer, Buyer Sub, Seller and Seller Sub following the consummation of the Merger and the Bank Merger), Seller shall, and shall cause the Seller Subsidiaries to, afford to Buyer and to Buyer’s officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, contracts, commitments, directors, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records and, during such period, Seller shall, and shall cause the Seller Subsidiaries to, make available to Buyer on a prompt basis (i) a copy of each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of domestic or foreign (whether national, federal, state, provincial, local or otherwise) laws and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request (including the financial and tax work papers of Crowe LLP); provided, however, that Buyer shall not unreasonably interfere with Seller’s business operations and customer relationships. Neither Seller nor the Seller Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would result in the loss of the attorney client privilege of Seller or the Seller Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

5.02. Notification

Between the date of this Agreement and the Closing Date, Seller shall promptly notify Buyer in writing if Seller becomes aware of any fact or condition that (a) causes or constitutes a breach in any material respect of any of Seller’s or Seller Sub’s representations and warranties or (b) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Seller Disclosure Schedule, Seller shall promptly deliver to Buyer a supplement to the Seller Disclosure Schedule specifying such change (“Updated Seller Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Seller Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Buyer. During the same period, Seller shall promptly notify Buyer of (i) the occurrence of any breach in any material respect of any of Seller’s or Seller Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Seller, to result in a material adverse effect with respect to Seller.

5.03. No Solicitation

(a) Seller shall not, shall cause Seller Sub and the respective officers, directors and employees not to, and shall use its reasonable best efforts to cause its investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of Seller and Seller Sub (collectively, the “Seller Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below); (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Seller is a party relating to an Acquisition Proposal; (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal; or (v) take any action to render the provisions of any Takeover Laws inapplicable to any person (other than Buyer or the Buyer Subsidiaries) or group in connection with any Acquisition Proposal. Any violation of the foregoing restrictions by any of the Seller Representatives, whether or not such Seller Representative is so authorized and whether or not such Seller Representative is purporting to act on behalf of Seller or otherwise, shall be deemed to be a breach of this Agreement by Seller. Seller and Seller Sub shall, and shall cause each of the Seller Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person conducted heretofore with respect to any of the foregoing.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating or relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Seller or Seller Sub; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Seller or the Seller Subsidiaries representing, in the aggregate, twenty percent (20%) or more of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the votes attached to the outstanding securities of Seller or the Seller Sub; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of Seller or the Seller Sub; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding the provisions of Section 5.03(a), prior to the approval of this Agreement by the Seller’s shareholders by the Required Seller Vote, Seller and its Seller Representatives may take any of the actions described in clause (ii) of Section 5.03(a) if, but only if, (i) Seller has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.03; (ii) Seller’s Board of Directors (the “Seller Board”) determines in good faith, after consultation with and having considered the advice of its outside legal counsel, that failure to take such actions would be reasonably likely to result in Seller’s Board not acting in accordance with their fiduciary obligations under applicable Ohio law; (iii) Seller has provided Buyer with at least two (2) business days prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal, Seller receives from such person a confidentiality agreement with terms no less favorable to Seller than those contained in the confidentiality agreement between Seller and Buyer. Seller shall promptly provide to Buyer any non-public information regarding Seller or the Seller Subsidiaries provided to any other person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Seller shall promptly (and in any event within twenty-four (24) hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Seller or the Seller Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, such notice shall include copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). Seller shall keep Buyer informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Seller Board nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or propose to withdraw, withhold, qualify or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger and the Bank Merger), the Seller Board Recommendation (as defined in Section 7.06(f)), or make any statement, filing or release, in connection with the Seller Meeting (as defined in Section 7.06(e)) or otherwise, inconsistent with the Seller Board Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Seller Board Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Seller or the Seller Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction or (B) requiring Seller to abandon, terminate or fail to consummate the Merger, the Bank Merger or any other transaction contemplated by this Agreement.

(e) Nothing contained in this Agreement shall prevent Seller or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(f) Notwithstanding the provisions of Section 5.03(d), prior to the date of the Seller Meeting (as defined in Section 7.06(e)), the Seller Board may approve or recommend to the shareholders of Seller a Superior Proposal (as defined below) and withdraw, qualify or modify the Seller Board Recommendation in connection therewith (a “Seller Subsequent Determination”) after the third business day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Seller advising Buyer that the Seller Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.03) constitutes a Superior Proposal (it being understood that Seller shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Seller proposes to accept) if, but only if, (i) the Seller Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable Ohio law, (ii) during the three (3) business day period after receipt of the Notice of Superior Proposal by Buyer, Seller and the Seller Board shall have cooperated and negotiated in good faith with Buyer and give due consideration to such adjustments, modifications or amendments to the terms and conditions of this Agreement as may be proposed by Buyer in making a determination whether Seller will proceed with the Seller Board Recommendation without a Seller Subsequent Determination; provided, however, that neither Buyer nor Seller shall have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of such three (3) business day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Seller Board has again in good faith made the determination (A) in clause (i) of this Section 5.03(f) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the Seller Board Recommendation or the making of a Seller Subsequent Determination by the Seller Board shall not change the approval of the Seller Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger and the Bank Merger.

For purposes of this Agreement, “Superior Proposal” shall mean any unsolicited, bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Seller Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and Seller’s Financial Advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Seller common stock or all, or substantially all, of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the Seller Shares that is more favorable, from a financial point of view, than the consideration to be paid to Seller’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing, and (B) is, in light of the other terms of such proposal, more favorable to Seller’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

5.04. Delivery of Information

Seller shall furnish to Buyer promptly after such documents are available: (a) all reports, proxy statements or other communications by Seller to its shareholders generally; and (b) all press releases relating to any transactions.

5.05. Takeover Laws

None of Seller, Seller Sub or their respective boards of directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Voting Agreements, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement. Seller shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Voting Agreements, the Merger and the Bank Merger from the requirements of any Takeover Law applicable to it and comparable provisions in the articles of incorporation or code of regulations (or comparable governing instruments) of Seller or Seller Sub, and (b) assist in any challenge by Buyer to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

5.06. No Control

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or the Seller Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Seller and Buyer shall exercise, consistent with the terms of this Agreement, complete control and supervision over its and its subsidiaries respective operations.

5.07. Exchange Listing

Seller shall take all necessary actions, and Buyer shall provide reasonable cooperation in connection with same, in order to effect the delisting of the Seller Shares from the Nasdaq Global Select Market and the termination of Seller’s registration under the Exchange Act effective contemporaneously with the Effective Time.

5.08. Section 16

Prior to the Effective Time, Seller Board (or an appropriate committee thereof) shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of Seller (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who is subject to Section 16 of the Exchange Act.

5.09. Seller Classified Loans

(a) Seller shall promptly (i) after the end of each quarter after the date hereof, (ii) at other times after reasonably requested by Buyer and (iii) upon Closing, provide Buyer with a complete and accurate list, including the amount, of all Loans of Seller and its Subsidiaries subject to each type of classification of the Classified Loans.

(b) Prior to the Effective Time, Seller shall cooperate with Buyer to evaluate the potential sale of selected classified loans on terms reasonably satisfactory to Buyer and Seller; provided, however, contracts for any such sale shall be contingent upon the occurrence of the Closing and may be effective as of immediately after the Effective Time. Nothing herein shall require any such sale prior to the Effective Time if Seller reasonably determines any such sale to be contrary to the best interests of Seller or safe and sound banking practice; provided, further, that nothing in this Section 5.09 shall give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries prior to the Effective Time. Buyer shall indemnify the Seller and the Seller Subsidiaries for any losses, fees, expenses, and charges incurred by Seller in connection therewith if the Merger is not consummated in accordance with the terms of this Agreement.

5.10. 401(k) Plan Matters; Other Benefit Plan Matters

(a) 401(k) Plan Matters. Prior to the Effective Time, Seller shall terminate the Premier Financial Corp. 401(k) Employee Savings Plan (the “Seller 401(k) Plan”), which termination may occur immediately prior to the Effective Time and be contingent upon the occurrence of the Closing, by resolutions adopted by the boards of directors of Seller and Seller Sub, on terms acceptable to Buyer; provided, that Seller is permitted to amend the Seller 401(k) Plan prior to such termination to the extent permitted under applicable law and guidance in order to allow the rollover in kind of any outstanding plan loans held in participant accounts; and provided further, that the accounts of all participants and beneficiaries in the Seller 401(k) Plan as of such termination shall become fully vested upon termination of the Seller 401(k) Plan. As soon as practicable following the Effective Time, Buyer shall cause any remaining account balances in such terminated Seller 401(k) Plan to be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct in accordance with plan terms. Buyer agrees to permit Continuing Employees to rollover their eligible account balances in the Seller 401(k) Plan to the Wesbanco, Inc. 401(k) Plan (the “Buyer 401(k) Plan”), including the in-kind rollover of plan loans, which

Buyer agrees in such event to administer according to their terms. Prior to taking any such action, Seller and Seller Sub shall provide Buyer with a copy of such resolutions or consent in connection with such Seller 401(k) Plan termination, and shall consider any comments provided by Buyer in good faith. Buyer shall indemnify Seller and the Seller Subsidiaries for any losses, fees, expenses and charges incurred by Seller in connection with the termination of the Seller 401(k) Plan if the Merger is not consummated in accordance with the terms of this Agreement.

(b) Other Benefit Plans. Immediately prior to the Effective Time and subject to the occurrence of the Effective Time, Seller and Seller Sub shall, at the request of Buyer, freeze or terminate each other Seller Compensation and Benefit Plan (subject to those exceptions set forth on Section 5.10(b) of the Seller Disclosure Schedule) as requested by Buyer subject to and in accordance with applicable law.

ARTICLE SIX

FURTHER COVENANTS OF BUYER

6.01. Access to Information

Buyer shall furnish to Seller promptly after such documents are available: (i) all reports, proxy statements or other communications by Buyer to its shareholders generally; and (ii) all press releases relating to any transactions.

6.02. Opportunity of Employment; Employee Benefits; Retention Pool and Retention Restricted Stock Grants

(a)

Employees of Seller and Seller Sub (other than employees who are otherwise parties to employment, severance or change in control agreements) (i) who are not offered the opportunity to continue as employees following the Effective Time or (ii) who are terminated without cause within twelve (12) months after the Effective Time, shall be entitled to receive (A) the severance compensation set forth in Section 6.02(a) of the Buyer Disclosure Schedule, (B) accrued benefits, including paid time off, through the date of separation, (C) any rights to continuation of medical coverage to the extent such rights are required under applicable federal or state law and subject to the employee’s compliance with all applicable requirements for such continuation coverage, including payment of all premiums or other expenses related to such coverage, and (D) outplacement consultation services of a type and nature to be agreed upon by Seller and Buyer prior to the Effective Time and with a cost of up to $2,500 for each such employee of Seller or Seller Sub. Nothing in this Section 6.02 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under applicable law. From and after the Effective Time, the Employees of Seller and Seller Sub who remain employees of Buyer or any Buyer Subsidiary after the Effective Time (including employees who are parties to employment or change in control agreements) (“Continuing Employees”) shall be provided with employee benefits that are substantially similar to employee benefits provided to other comparable employees under the Buyer Compensation and Benefit Plans. Each Continuing Employee shall be credited with years of service with Seller or Seller Sub for purposes of eligibility, vesting, entitlements to benefits and levels of benefits (but not for benefit accrual purposes under any defined benefit plan or agreement) in the Buyer Compensation and Benefit Plans and any other employee benefit plans of Buyer, and shall retain the vacation accruals earned under Seller’s vacation policy as of the Effective Time so that such Continuing Employee shall receive under Buyer’s compatible policy a benefit no less than what such Continuing Employee had earned under Seller’s paid time off policies as of the Effective Time; provided, however, that any future accrual of benefits shall be in accordance with Buyer’s policies, subject to carryover limitations applicable to such future accruals. In addition, Continuing Employees who become eligible to participate in a Buyer Compensation and Benefit Plan following the Effective Time (i) shall receive full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by such employees and their respective dependents under the applicable Seller Compensation and Benefit Plan during the portion of the applicable plan year prior to such participation, and (ii) shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under Seller Compensation and Benefit Plans immediately prior to the Effective Time, or to any waiting period relating to such coverage. For purposes of clarification, and not by way of limitation, any Continuing Employee who is on short-term disability or other short-term leave as of the Effective Time shall continue to be eligible for short-term disability pay and for long-term disability insurance coverage, respectively, under Buyer Compensation and Benefit Plans, notwithstanding that such Continuing Employee was not actively employed by Buyer at the onset of the disability, and all Continuing Employees shall commence participation in Buyer 401(k) Plan as of the Effective Time, but such Continuing Employees shall not be eligible to participate in Buyer’s Defined Benefit Pension Plan, participation in which has been frozen since July 31, 2007. The foregoing covenants shall survive the Merger, and Buyer shall, before the Effective Time, adopt resolutions that amend its tax-qualified retirement plans to the extent necessary to provide for the acceptance of in-kind rollover contributions as described in Section 5.10(a) and the service credits applicable to Continuing Employees referenced herein.

(b)

As of the Effective Time and except as specifically provided elsewhere in this Agreement, Buyer shall succeed Seller as sponsor and administrator of the Seller Compensation and Benefit Plans and shall take such action as necessary to effectuate such changes. Subject to Sections 6.02(a) and except as specifically provided elsewhere in this Agreement, Buyer may terminate, merge or amend any Seller Compensation and Benefit Plan or may cease contributions to any Seller Compensation and Benefit Plan to the extent permitted by applicable law; provided, however, that Buyer will provide any benefits to which Seller Employees or their respective spouses, former spouses or other qualifying beneficiaries may be entitled by reason of qualifying events occurring prior to, on or after the Effective Time by virtue of any provisions of any employee welfare benefit plan or group insurance contract or any laws, statutes or regulations requiring any continuation of benefit coverage upon the happening of certain events, such as the termination of employment or change in beneficiary or dependent status, including, without limitation, such requirements under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, from and after the Effective Time through the remaining legally-required period of coverage.

(c)

(i)Buyer shall provide a cash retention pool in the aggregate amount set forth in Section 6.02(c)(i) of the Buyer Disclosure Schedule (the “Retention Pool”) for the purposes of retaining the services of employees of the Seller and the Seller Subsidiaries (“Retention Employees”) who are key employees. The Executive Chairman of the Seller shall determine, subject to approval by the President and Chief Executive Officer of the Buyer, the Retention Employees eligible to receive retention awards from the Retention Pool (each, a “Retention Bonus”) and any criteria for payment of the Retention Bonus, and shall determine the final allocation of payments from the Retention Pool. Any Retention Bonus shall be intended to retain the services of the recipient through, and shall be payable (unless such recipient’s employment is terminated (A) by Buyer or Buyer Sub for cause or (B) by such recipient without good reason, as the case may be, at such time) at, the end of the month following the conversion of the data processing and information technology systems of Seller (the “Data Conversion”).

(ii)Buyer or Buyer Sub shall enter into agreements with the Seller Employees identified in Section 6.02(c)(ii) of the Buyer Disclosure Schedule pursuant to which agreements Buyer will agree to grant restricted Buyer Shares in amounts identified in Schedule 6.02(c)(ii) of the Buyer Disclosure Schedule, which will cliff-vest on the second anniversary of the grant date if such Seller Employee remains employed by Buyer or Buyer Sub at that time (the “Retention Restricted Stock Agreements”), subject to the terms of the individual Retention Restricted Stock Agreements (which shall contain substantially the same terms as the standard form of award agreement used under the Buyer Stock Plan). Grants under the Retention Restricted Stock Agreements shall be made and become effective only upon the applicable Seller Employees becoming employees of the Buyer or Buyer Sub at or after the Effective Time. No grants under the Retention Restricted Stock Agreements will be made or become effective before the Effective Time and Buyer will have no obligation to make such grants if this Agreement is terminated pursuant to Section 11.01.

6.03. Exchange Listing

If required under the rules of Nasdaq, Buyer shall file a Notice of Listing of Additional Shares with the Nasdaq for the Buyer Shares to be issued to the former holders of Seller Shares in the Merger at the time prescribed by applicable rules and regulations of the Nasdaq. Buyer will use its reasonable best efforts to maintain its listing on the Nasdaq Global Select Market.

6.04. Notification

Between the date of this Agreement and the Closing Date, Buyer shall promptly notify Seller in writing if Buyer becomes aware of any fact or condition that (i) causes or constitutes a breach in any material respect of any of Buyer’s or Buyer Sub’s representations and warranties or (ii) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Buyer Disclosure Schedule, Buyer shall promptly deliver to Seller a supplement to the Buyer Disclosure Schedule specifying such change (“Updated Buyer Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Buyer Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Seller. During the same period, Buyer shall promptly notify Seller of (i) the occurrence of any breach in any material respect of any of Buyer’s or Buyer Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Buyer, to result in a material adverse effect with respect to Buyer.

6.05. Takeover Laws

None of Buyer, Buyer Sub or their respective boards of directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement. Buyer shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Merger and the Bank Merger from the requirements of any Takeover Law and from any provisions under its articles of incorporation and bylaws, as applicable, by action of the Buyer Board or otherwise, and (b) assist in any challenge by Seller to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

6.06. Officers’ and Directors’ Indemnification and Insurance

(a)

From and after the Effective Time, each of Buyer and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Seller and its Subsidiaries (in each case, when acting in such capacity) (each an “Indemnified Party”) against any costs or expenses (including reasonable attorney’s fees ), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Seller or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Seller pursuant to applicable law as effect on the date of this Agreement, the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; and Buyer and the Surviving Corporation shall also advance expenses as incurred by such Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Seller or Seller Sub pursuant to the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; provided, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under applicable law as effect on the date of this Agreement or such governing or organizational documents.

(b)

For a period of six (6) years after the Effective Time the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Seller (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however that the Surviving Corporation shall not be obligated to expend an amount more than 300% of the current annual amount expended by Seller (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Seller, in consultation with, but only upon the consent of Buyer, may obtain at or prior to the Effective Time a six-year “tail” policy under Seller’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that does not exceed the Premium Cap.

(c)

If Buyer, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all its properties and assets to any person or (iii) transfers, by means of a distribution, sale, assignment or other transaction, all of the stock of the Surviving Corporation or all or substantially all of its assets, to any person, then, and in each such case, Buyer shall cause proper provision to be made so that the successor and assign of Buyer or the Surviving Corporation assumes the obligations set forth in this Section and in such event all references to the Surviving Corporation in this Section shall be deemed a reference to such successor and assign.

(d)

Any Indemnified Party wishing to claim indemnification under Section 6.06(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Buyer thereof; provided that the failure so to notify shall not affect the obligations of Buyer under Section 6.06(a) unless and only to the extent that Buyer is actually and materially prejudiced as a result of such failure.

(e)

The provisions of this Section 6.06 shall survive consummation of the Merger and are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.07. Appointment of Seller Directors to Board of Directors

Buyer and Buyer Sub shall appoint four of the current directors of Seller (the “Seller Appointees”) to the Buyer Board and the Board of Directors of Buyer Sub, which appointment shall be effective as of the Effective Time. The Seller Appointees shall serve until the next annual meeting of the shareholders of Buyer, and Buyer shall include the Seller Appointees on the list of nominees for which the Buyer Board shall solicit proxies at such meeting and subsequent meetings until the Seller Appointees have served at least a full three-year term, unless such person earlier resigns or is removed for cause in accordance with Buyer’s or Buyer Sub’s Articles of Incorporation and Bylaws, as applicable. The Seller Appointees shall be named in Section 6.07 of the Seller Disclosure Schedule; provided, however, that if, prior to the Effective Time, any of the Seller Appointees shall become ineligible or unable to serve on the Board of Directors of Buyer and Buyer Sub or declines to serve on the Board of Directors of Buyer and Buyer Sub, a replacement mutually acceptable to both Buyer and Seller shall replace such Seller Appointee.

6.08. Operation of Business

Buyer’s business, and the business of each of the Buyer Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Without the written consent of Seller, Buyer shall not, and shall cause each of the Buyer Subsidiaries not to, take any action that would have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation except, in each case, as may be required by applicable law or regulation. In addition, Buyer shall use reasonable best efforts to cause the Merger and Bank Merger to qualify as a reorganization with the meaning of Section 368(a) of the Code.

6.09. Buyer Forbearances

From the date hereof until the Effective Time, except as set forth in the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Seller, Buyer will not, and will cause the Buyer Subsidiaries not to, knowingly take any action that would, or would be reasonably expected to, (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably expected to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article Eight not being satisfied, or (z) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

6.10 Seller Shares

Buyer or Buyer Sub shall vote or cause to be voted all Seller Shares owned by them directly or indirectly or for which they have voting authority as of the record date for the Seller Meeting in favor of this Agreement and the Merger.

6.11. Section 16

Prior to the Effective Time, Buyer shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisition of equity securities of Buyer (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who becomes an officer or director of Buyer as of or following the Effective Time and who is subject to Section 16 of the Exchange Act.

ARTICLE SEVEN

FURTHER OBLIGATIONS OF THE PARTIES

7.01. Confidentiality

Except for the use of information in connection with the Registration Statement described in Section 7.06 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information, including any electronic or paper copies, reproductions, extracts or summaries thereof (collectively, the “Information”), received by each of Buyer and Seller, and by the directors, officers, employees, advisors and representatives of Buyer and Seller and their respective Subsidiaries (the “Representatives”) pursuant to the terms of this Agreement, shall be kept in strictest confidence; provided that subsequent to the filing of the Registration Statement with the SEC, this Section 7.01 shall not apply to information included in the Registration Statement or to be included in the Joint Proxy Statement/Prospectus to be sent to the shareholders of Seller under Section 7.06. Seller and Buyer agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Seller and Buyer shall, and shall cause their respective Representatives to, hold the Information in strictest confidence and not use, and not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Seller or Buyer to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. In the event the transactions contemplated by this Agreement are not consummated, Seller and Buyer shall return promptly all copies of the Information (including any electronic or paper copies, reproductions, extracts or summaries thereof) provided to the other, or certify to such other party hereto the complete destruction of such Information (whether in written form, electronically stored or otherwise); provided, however, that Buyer and Seller shall be permitted to retain back-up files created in accordance with their respective document retention and disaster recovery systems and policies.

7.02. Necessary Further Action

Each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all necessary actions and execute all additional documents, agreements and instruments required to consummate the transactions contemplated in this Agreement.

7.03. Cooperative Action

Subject to the terms and conditions of this Agreement, each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all further actions and execute all additional documents, agreements and instruments that may be reasonably required, in the opinion of counsel for Seller and Seller Sub and counsel for Buyer and Buyer Sub, to obtain all necessary approvals from all Governmental Authorities and Regulatory Authorities as required by Section 8.03(b) hereof, so that this Agreement and the transactions contemplated hereby will become effective as promptly as practicable. In addition, each party shall take such action as may be reasonably required by the other party, if such required action may necessarily and lawfully be taken to reverse the impact of any past action, if such past action would, in the reasonable opinion of each party, adversely impact the ability of the Merger to be characterized as a reorganization under Section 368 of the Code.

7.04. Satisfaction of Conditions

Each of Buyer, Buyer Sub, Seller and Seller Sub shall use its reasonable best efforts to satisfy all of the conditions to this Agreement and to cause the consummation of the transactions described in this Agreement, including making all applications, notices and filings with Governmental Authorities and Regulatory Authorities and taking all steps to secure promptly all consents, rulings and approvals of Governmental Authorities and Regulatory Authorities that are necessary for the performance by each party of each of its obligations under this Agreement and the transactions contemplated hereby.

7.05. Press Releases

None of Buyer, Buyer Sub, Seller or Seller Sub shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the consent of the other parties hereto as to the form and contents of such press release or public announcement, except to the extent that such press release or public announcement may be required by law or the rules and regulations of the Nasdaq to be made before such consent can be obtained.

7.06. Registration Statement; Proxy Statement; Shareholders’ Meetings

(a)

As soon as reasonably practicable following the date hereof, Buyer shall prepare, in consultation with Seller and with Seller’s cooperation, mutually acceptable proxy material that shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Seller shareholders at the Seller Meeting and the matters to be submitted to the Buyer’s shareholders at the Buyer Meeting (such joint proxy statement/prospectus and all amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Buyer shall file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Shares in the Merger (such registration statement and all amendments or supplements thereto, the “Registration Statement”). Each of Seller and Buyer shall use all commercially reasonable efforts to cause the Registration Statement including the Joint Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Buyer also shall use all commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Seller shall promptly furnish to Buyer all information concerning Seller, the Seller Subsidiaries and the Seller Officers, Seller Directors and shareholders of Seller and the Seller Subsidiaries as Buyer reasonably may request in connection with the foregoing. Each of Buyer and Seller shall promptly notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus and shall promptly provide the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Seller and Buyer, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by such other party, and (iii) shall not file or mail such document or respond to the SEC prior to receiving the other party’s approval, which approval shall not be withheld, conditioned or delayed unreasonably.

(b)

Each of Seller and Buyer agrees, as to itself and its respective Seller Subsidiaries or Buyer Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, is filed with the SEC and at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, as of the date such Joint Proxy Statement/Prospectus is mailed to shareholders of Seller and shareholders of Buyer and up to and including the respective dates of the Seller Meeting and Buyer Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)

Each of Seller and Buyer shall, if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Registration Statement and the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement and the Joint Proxy Statement/Prospectus.

(d)

Buyer shall advise Seller, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(e)

Seller shall, as promptly as practicable following the effective date of the Registration Statement, establish a record date (if not set forth in the Registration Statement) for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Seller Meeting”) for the purpose of adopting this Agreement and approving the transactions contemplated hereby, regardless of whether the Seller Board determines at any time that this Agreement or the Merger is no longer advisable, recommends that the shareholders of Seller reject this Agreement or the Merger or makes a Seller Subsequent Determination. Seller shall cause the Seller Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than sixty (60) days after the effectiveness of the Registration Statement.

(f)

Subject to Section 5.03 hereof, (i) the Seller Board shall recommend that Seller’s shareholders vote to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Seller’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Seller Board Recommendation”), and (ii) the Joint Proxy Statement/Prospectus shall include the Seller Board Recommendation. Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to this Section 7.06 shall not be affected by the commencement, public proposal, public disclosure or communication to Seller or any other person of any Acquisition Proposal except under circumstances that would permit Seller to terminate this Agreement under Section 11.01(d)(iii) in connection with a Superior Proposal. Seller shall use reasonable best efforts to obtain the Required Seller Vote (including, if requested by Buyer at Buyer’s sole discretion, by retaining an outside proxy solicitation firm at Buyer’s cost and expense, which cost shall not affect the amount of the Merger Consideration).

(g)

Buyer shall, as promptly as practicable following the effective date of the Registration Statement, establish a record date (if not set forth in the Registration Statement) for, duly call, give notice of, and use reasonable best efforts to convene and hold a meeting of its shareholders (the “Buyer Meeting”) for the purpose of approving this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger. Buyer shall cause the Buyer Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than sixty (60) days after the effectiveness of the Registration Statement. Buyer shall, through its Board of Directors, recommend to its shareholders that they approve this Agreement and the issuance of Buyer Shares in accordance with this Agreement in connection with the Merger, and shall include such recommendation in the Joint Proxy Statement/Prospectus. Buyer shall use reasonable best efforts to obtain the Required Buyer Vote (including, at Buyer’s sole discretion, by retaining an outside proxy solicitation firm at Buyer’s cost and expense, which cost shall not affect the amount of the Merger Consideration).

7.07. Regulatory Applications

Buyer, Buyer Sub, Seller, Seller Sub and their respective subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings (but in any event to effect all such filings within sixty (60) days of the date of this Agreement), and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities, including, as applicable, without limitation, those required to be filed with the Federal Reserve, the FDIC, the WVDFI and the Ohio Division, as well as pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties, in any event that are necessary to consummate the transactions contemplated by this Agreement.

Each of Buyer and Seller shall have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, information which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party hereto shall consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Authorities and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of material matters relating to completion of the transactions contemplated hereby. Each party shall, upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or of its Subsidiaries to any third party or Governmental Authority or Regulatory Authority.

7.08. Coordination of Dividends

After the date of this Agreement, Seller shall coordinate with Buyer the payment of any dividends authorized under Section 5.01(b)(iv) and the record date and payment dates relating thereto, it being the intention of the parties hereto that the holders of Seller Shares (who will become holders of Buyer Shares following the Closing) shall not receive multiple dividends, or fail to receive one dividend, from Seller and/or Buyer for any single calendar quarter; provided, however, that the annualized dividend payable on Seller Shares will adjust to Buyer’s dividend only subsequent to the Closing Date.

7.09. Seller Dividend and Contingent Cash Payment

To facilitate the payment by Seller of its regularly quarterly dividends on Seller Shares (each a “Quarterly Dividend”), Seller Sub shall, if required by applicable law or regulation, (i) request of the Federal Reserve Bank of Cleveland its non-objection to the declaration and payment of each Quarterly Dividend and (ii) request of the ODFI permission to pay a corresponding dividend to Seller (each a “Bank Dividend”). Seller shall keep Buyer reasonably informed as to the status of such requests or applications, to the extent applicable. Any objection or denial by any Regulatory Authority whose permission, consent or approval to the payment of any Quarterly Dividend or Bank Dividend is required, or any portion thereof, or a withdrawal of such a request or application by Seller or Seller Sub for any reason, shall not be deemed a breach of this Agreement by Seller or Seller Sub and receipt of such non-objection, consent or approval is not a condition precedent to performance by any party under this Agreement. In the event that Seller does not declare and pay all or any portion of a Quarterly Dividend that would have otherwise been declared prior to the Closing consistent with Section 7.08 hereof in the amount of $0.31 per Seller Share by reason of its failure to obtain regulatory non-objection, consent or approval of such Quarterly Dividend or a related Bank Dividend (each, a “Foregone Dividend”), Buyer agrees that it shall make a cash payment to Seller’s shareholders at Closing on a dollar-for-dollar basis by an amount equal to the total amount of all Foregone Dividends, assuming that the number of Seller Shares outstanding for each Foregone Dividend is equal to the number of Seller

Shares outstanding at the Effective Time (the “Contingent Cash Payment”). For the avoidance of doubt, in no event shall any Foregone Dividend exceed $0.31 per Seller Share minus any amount actually declared or paid in connection with the applicable Quarterly Dividend prior to the Effective Time. At least one business day prior to the Effective Time, Buyer shall deposit an amount of cash equal to the aggregate Contingent Cash Payment, to be held as part of the Exchange Fund, with the Exchange Agent to be held in the Exchange Fund for further distribution consistent with the terms of the applicable exchange agreement with the Exchange Agent and Article Two hereof. After compliance with the procedures set forth in Article Two hereof, each holder of record of Seller Shares at the Effective Time shall be entitled to receive that relative portion of the Contingent Cash Payment equal to the number of Seller Shares held by such holder of record of Seller Shares at the Effective Time divided by the total number of Seller Shares outstanding at the Effective Time as soon as reasonably practicable from the Exchange Fund. Notwithstanding the foregoing, if Sellers’ Effective Time Book Value is less than the Seller’s Target Book Value, then the Contingent Cash Payment shall be adjusted dollar-for-dollar downward by the lesser of the (i) the Seller’s Effective Time Book Value less the Seller’s Target Book Value or (ii) $0. “Seller’s Effective Time Book Value” shall be calculated as shareholder’s equity of Seller as of the end of the second month preceding the calendar month in which the Effective Time occurs determined in accordance with GAAP to the reasonable satisfaction of Buyer, to be delivered by Seller to Buyer no later than five (5) business days prior to the Closing Date, and which shall reflect an allowance for credit losses calculated in a manner consistent with Seller’s historical practices. For the purposes of computing Seller’s Effective Time Book Value, (i) the assumed provision for credit losses in no event shall be less than zero for any quarter after June 30, 2024, (ii) it shall exclude after-tax accruals for Seller’s fees, expenses and costs relating to the Merger, including but not limited to any goodwill impairment charges, (iii) it shall exclude gains or losses on sales of securities by Seller incurred after June 30, 2024, and (iv) it shall exclude any changes in the value of Seller’s accumulated other comprehensive income, whether upward or downward from June 30, 2024. “Seller’s Target Book Value” shall be an amount equal to $830.3 million adjusted upward by $2.8 million per month for each month beginning in January 2025 if the Effective Time occurs after December 31, 2024.

7.10. Transition and Data Conversion

(a)

Commencing on the date of this Agreement, Buyer and Seller shall, and shall cause their respective Subsidiaries to, reasonably assist each other to facilitate the integration, from and after the Closing, of Seller and the Seller Subsidiaries with the businesses of Buyer and the Buyer Subsidiaries, without taking action that would, in effect, give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries, or otherwise violate applicable laws. From the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of Seller and the Seller Subsidiaries in the ordinary course of business and applicable law, Seller shall use all commercially reasonable efforts to cause the employees and officers of Seller and the Seller Subsidiaries to reasonably cooperate with Buyer and Buyer Sub in performing tasks reasonably required in connection with such integration.

(b)

Without limiting the generality of the immediately preceding paragraph, Buyer agrees to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion with the goal of affecting the Data Conversion within a reasonable period after the Effective Time. Seller agrees to cooperate with Buyer in preparing for the Data Conversion within the time frame set forth above, including providing reasonable access to data, information systems, and personnel having expertise with Seller’s and the Seller Subsidiaries’ information and data systems; provided, however, that Seller shall not be required to terminate any third-party service provider arrangements prior to the Effective Time. In the event that Seller takes, at the request of Buyer, any action relative to third parties to facilitate the Data Conversion that results in the imposition of any termination fees or other charges or expenses, Buyer shall indemnify Seller for all such fees, charges and expenses, and the costs of reversing the Data Conversion process, if the Merger is not consummated for any reason, other than the breach of this Agreement by Seller or Seller Sub or the termination of this Agreement by Buyer pursuant to Section 11.01 (c)(iii).

ARTICLE EIGHT

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES

8.01. Conditions to the Obligations of Buyer and Buyer Sub

The obligations of Buyer and Buyer Sub under this Agreement shall be subject to the satisfaction, or written waiver by Buyer prior to the Closing Date, of each of the following conditions precedent:

(a)

The representations and warranties of Seller and Seller Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date (except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect. Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub, by their respective chief executive officers and chief financial officers, to such effect.

(b)

Seller shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those relating to the Closing, and Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub by their respective chief executive officers and chief financial officers, to such effect.

(c)

Buyer shall have requested and received the written opinion of K&L Gates LLP (“K&L”), tax counsel to Buyer, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger and the Bank Merger will each be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, K&L will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Buyer reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

(d)

Buyer shall have obtained the consent or approval of each person (other than Governmental Authorities and Regulatory Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect, after the Effective Time, on the Surviving Corporation.

(e)

Buyer and Buyer Sub shall have entered into a consulting agreement with Donald P. Hileman (the “Consulting Agreement”), effective at and conditioned upon the occurrence of the Effective Time with the terms as set forth on the Seller Disclosure Schedule 8.01(e).

8.02. Conditions to the Obligations of Seller and Seller Sub

The obligations of Seller and Seller Sub under this Agreement shall be subject to satisfaction, or written waiver by Seller prior to the Closing Date, of each of the following conditions precedent:

(a)

The representations and warranties of Buyer and Buyer Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date (except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect. Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub, by their respective chief executive officers and chief financial officers, to such effect.

(b)

Buyer shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those related to the Closing, and Seller and Seller Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub by Buyer’s chief executive officer and chief financial officer to such effect.

(c)

Seller shall have requested and received the written opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Seller (“Seller’s Counsel”), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Seller’s Counsel will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Seller reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

(d)

Buyer and Buyer Sub shall have entered into a consulting agreement with Donald P. Hileman (the “Consulting Agreement”), effective at and conditioned upon the occurrence of the Effective Time with the terms as set forth on the Seller Disclosure Schedule 8.01(e).

8.03. Mutual Conditions

The obligations of Seller and Buyer under this Agreement shall be subject to the satisfaction, or written waiver by Buyer and Seller prior to the Closing Date, of each of the following conditions precedent:

(a)

The shareholders of Seller shall have approved this Agreement by the Required Seller Vote and the shareholders of Buyer shall have approved this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger by the Required Buyer Vote.

(b)

All approvals of Governmental Authorities and Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals or statute, rule or order shall contain any conditions, restrictions or requirements that would reasonably be expected to have a material adverse effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the Surviving Corporation.

(c)

No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No Governmental Authority or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by this Agreement or making the Merger or the Bank Merger illegal.

(d)

The Registration Statement shall have been declared effective under the Securities Act and no stop-order or similar restraining order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC.

(e)

Buyer shall have received all authorizations and approvals necessary to consummate the Merger, the Bank Merger and the other transactions contemplated hereby, and no order restraining the ability of Buyer to issue Buyer Shares pursuant to the Merger shall have been issued and no proceedings for that purpose shall have been initiated or threatened by any state securities administrator.

(f)	The Buyer Shares to be issued in the Merger shall have been approved for listing on the Nasdaq Global Select Market subject to official notice of issuance (if such approval is required by Nasdaq).

ARTICLE NINE

CLOSING

9.01. Closing

The closing (the “Closing”) of the transactions contemplated by this Agreement shall be held at Buyer’s main office in Wheeling, West Virginia, commencing at 9:00 a.m. local time, on a date mutually acceptable to Buyer and Seller, which date shall not be earlier than the third business day, or later than the forty-five (45) days, after the last of the conditions set forth in Article Eight shall have been satisfied or waived in accordance with the terms of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date); provided that no such election shall cause the Closing to occur on a date after (i) that specified in Section 11.01(b)(i) of this Agreement or (ii) the date or dates on which any Governmental Authority or Regulatory Authority approval or any extension thereof expires. The date of the Closing is sometimes herein called the “Closing Date.”

9.02. Closing Transactions Required of Buyer

At the Closing, Buyer shall cause all of the following to be delivered to Seller:

(a)	The certificates of Buyer and Buyer Sub contemplated by Section 8.02(a) and (b) of this Agreement.

(b)

Copies of resolutions adopted by the Buyer Board (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger be submitted to a vote at the Buyer Meeting and (iv) recommending that Buyer’s shareholders approve this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger. Copies of resolutions adopted by the Board of Directors of Buyer Sub (i) approving this Agreement, the Bank Merger and the other transactions contemplated hereby and (ii) declaring that it is in the best interests of Buyer Sub and Buyer Sub’s sole shareholder that Buyer Sub enter into this Agreement. The resolutions referred to in this Section 9.02(b) shall be accompanied by a certificate of the secretary or assistant secretary of each of Buyer and Buyer Sub, as applicable, dated as of the Closing Date, and certifying (i) the date and manner of adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(c)	The opinion of K&L contemplated by Section 8.01(c) of this Agreement.

(d)

Articles of Merger for each of the Merger and Bank Merger duly executed by Buyer and Buyer Sub, as the case may be, in accordance with the WVBCA and the OGCL and in appropriate form for filing, respectively, with the West Virginia Secretary of State and the Ohio Secretary of State.

9.03. Closing Transactions Required of Seller

At the Closing, Seller shall cause all of the following to be delivered to Buyer:

(a)

Articles of Merger for each of the Merger and the Bank Merger duly executed by Seller and Seller Sub, as the case may be, in accordance with the WVBCA and the OGCL and in appropriate form for filing, respectively, with the West Virginia Secretary of State and the Ohio Secretary of State.

(b)	The certificates of Seller and Seller Sub contemplated by Sections 8.01(a) and (b) of this Agreement.

(c)

Copies of all resolutions adopted by the directors of each of Seller and Seller Sub (i) approving and adopting this Agreement, and approving the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at the Seller Meeting and (iv) subject to the provisions of Section 5.03 hereof, recommending that Seller’s shareholders approve this Agreement and the transactions contemplated hereby (including the Merger), accompanied by a certificate of the secretary or the assistant secretary of each of Seller and Seller Sub, dated as of the Closing Date, and certifying (i) the date and manner of the adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(d)	The opinion of Seller’s Counsel contemplated by Section 8.02(c) of this Agreement.

ARTICLE TEN

NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

10.01. Non-Survival of Representations, Warranties and Covenants

The representations, warranties and covenants of Buyer, Buyer Sub, Seller, and Seller Sub set forth in this Agreement, or in any document delivered pursuant to the terms hereof or in connection with the transactions contemplated hereby, shall not survive the Closing and the consummation of the transactions referred to herein, other than covenants that by their terms are to survive or be performed after the Effective Time (including, without limitation, those set forth in Articles One and Two, and Sections 6.02, 6.06, 6.07, 7.01, 7.09, this Section 10.01, Section 11.02 and Article Twelve); except that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive the Surviving Corporation or the Surviving Bank Corporation (or any director, officer or controlling person thereof) of any defense in law or equity that otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Seller or Buyer.

ARTICLE ELEVEN

TERMINATION

11.01. Termination

This Agreement may be terminated and the Merger and the Bank Merger abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Buyer or the shareholders of Seller:

(a)	By mutual written agreement of Seller and Buyer duly authorized by action taken by or on behalf of their respective Boards of Directors;

(b)	By either Seller or Buyer, if its respective Board of Directors so determines, upon written notification to the non-terminating party by the terminating party:

(i)

at any time after July 25, 2025, if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

(ii)	if the shareholders of Seller shall not have approved this Agreement by reason of the failure to obtain the Required Seller Vote upon a vote held at a Seller Meeting, or any adjournment thereof;

(iii)

if the shareholders of Buyer shall not have approved this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger by reason of the failure to obtain the Required Buyer Vote upon a vote held at a Buyer Meeting, or any adjournment thereof; or

(iv)

if the approval of any Governmental Authority or Regulatory Authority required for consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Authority or Regulatory Authority, unless the failure to obtain such approval from a Governmental Authority or Regulatory Authority shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth in this Agreement.

(c)	By Buyer, if its Board of Directors so determines, by providing written notice to Seller:

(i)

if prior to the Closing Date (provided, that Buyer is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), any representation and warranty of Seller or Seller Sub shall have become untrue such that the condition set forth at Section 8.01(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Seller of written notice of breach or is incapable of being cured during such time period;

(ii)

if (provided, that Buyer is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) Seller or Seller Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Seller or Seller Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Seller of written notice of such failure to comply or is incapable of being cured during such time period; or

(iii)

if (i) the Seller Board (A) modifies, qualifies, withholds or withdraws the Seller Board Recommendation in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Seller Board Recommendation), or makes any statement, filing or release, in connection with the Seller Meeting or otherwise, inconsistent with the Seller Board Recommendation, (B) breaches its obligations to call, give notice of and commence the Seller Meeting under Section 7.06(e),

(C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) business days of being requested to do so by Buyer, (E) fails to publicly reconfirm the Seller Board Recommendation within three (3) business days of being requested to do so by Buyer, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions or (ii) there shall have been a material breach by Seller of Section 5.03.

(d)	By Seller, if its Board of Directors so determines, by providing written notice to Buyer:

(i)

if prior to the Closing Date (provided, that Seller is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), any representation and warranty of Buyer or Buyer Sub shall have become untrue such that the condition set forth at Section 8.02(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Buyer of written notice of breach or is incapable of being cured during such time period;

(ii)

if (provided, that Seller is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) Buyer or Buyer Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Buyer or Buyer Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Buyer of written notice of such failure to comply or is incapable of being cured during such time period;

(iii)	in connection with entering into a definitive agreement to effect a Superior Proposal after making a Seller Subsequent Determination in accordance with Section 5.03(f); or

(iv)	at any time during the five-day period commencing on the Walkaway Determination Date (the “Seller Walkaway Right”), if:

(1)	the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price (as defined below); and

(2)

(a) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Buyer Ratio”) shall be less than (b) the number obtained by dividing the Index Price (as defined below) on the Walkaway Determination Date (as defined below) by the Index Price on the Starting Date (as defined below) (the “Index Ratio”) and subtracting 0.20 from such quotient;

subject to the following.

If Seller elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Buyer; provided that such notice of election to terminate may be withdrawn by Seller at any time within the aforementioned five-day period. If Seller elects to exercise its termination right pursuant to this Section 11.01(d)(iv), Seller shall give prompt written notice to Buyer (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the three (3) business day period commencing with its receipt of such notice, Buyer shall have the option to increase the Merger Consideration, by adjusting the Exchange Ratio (calculated to the nearest one one-hundredth) to equal the lesser of (x) a number (rounded to the nearest one one-hundredth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-hundredth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Buyer Ratio. If within such three (3) business day period, Buyer delivers written notice to Seller that it intends to pay such additional consideration as contemplated by the preceding sentence, and notifies Seller of the revised Exchange Ratio, then no termination of this Agreement shall have occurred pursuant to this Section 11.01(d)(iv), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 11.01(d)(iv), the following terms shall have the following meanings:

“Average Closing Price” means the volume weighted average trading price of Buyer Shares on the Nasdaq Global Select Market for the twenty (20) trading day period ending on the Walkaway Determination Date as reported by Bloomberg L.P.

“Walkaway Determination Date” means the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which the Seller’s shareholders approve this Agreement.

“Index Price” on a given date means the closing value of the Nasdaq Bank Index, as reported on Bloomberg.com, or if not reported therein, in another mutually agreed upon authoritative source.

“Starting Price” shall mean $27.50.

“Starting Date” shall mean July 25, 2024.

If Buyer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, non-acquisitive exchange of shares or similar transaction between the Starting Date and the Walkaway Determination Date (or establishes a record date in respect thereof), the prices for the common stock of Buyer shall be appropriately adjusted for the purposes of applying this Section 11.01(d)(iv).

11.02 Effect of Termination.

(a)

If this Agreement is validly terminated by either Seller or Buyer pursuant to Section 11.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of Seller, Seller Sub, Buyer or Buyer Sub, except (i) in accordance with Section 10.01, (ii) that nothing contained herein shall relieve any party hereto from liability for any liabilities or damages arising out of its fraud or knowing breach of any provision of this Agreement and (iii) as provided in paragraphs (b)-(f) below.

(b)

Seller shall promptly pay to Buyer a termination fee of $37,000,000 (the “Termination Fee”) if this Agreement is terminated by (i) Buyer pursuant to Section 11.01(c)(iii) or (ii) Seller pursuant to Section 11.01(d)(iii).

(c)

In the event that this Agreement is terminated by Buyer or Seller pursuant to Section 11.01(b)(i) without the Required Seller Vote having been obtained (and the conditions set forth in Section 8.03(d) have been satisfied or the failure of the conditions set forth in Section 8.03(d) to have been satisfied is due to any action or failure to act by Seller or Seller Sub), or Section 11.01(b)(ii), and (i) a bona fide Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to the date specified in Section 11.01(b)(i) or prior to the Seller Meeting, as applicable, and (ii) within twelve (12) months of such termination, Seller shall have entered into an agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee; provided that, for the purposes of this Section 11.02(c) only, all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall instead be deemed to be references to “thirty percent (30%).”

(d)

In the event that this Agreement is terminated by Buyer pursuant to Sections 11.01(c)(i) or (ii) and (A) a bona fide Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to any breach by Seller of any representation, warranty, covenant or other agreement giving rise to such termination by Buyer or during the cure period therefor provided in Sections 11.01(c)(i) or (ii) and (B) within twelve (12) months of such termination, Seller shall have entered into an agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee.

(e)

Any payment of the Termination Fee required to be made pursuant to this Section 11.02 shall be made not more than two (2) business days after the date of the event giving rise to the obligation to make such payment, unless the Termination Fee is payable as a result of the termination of this Agreement by Seller pursuant to Section 11.02(c) or (d), in which case, the Termination Fee shall be payable concurrently with such termination. All payments under this Section 11.02 shall be made by wire transfer of immediately available funds to an account designated by Buyer. No payment of the Termination Fee under this Section 11.02 shall limit in any respect any rights or remedies available to Buyer relating to any breach or failure of Seller to perform any covenant or agreement set forth in Section 5.03 resulting, directly or indirectly, in the right to receive the Termination Fee under this Section 11.02. Buyer shall be reimbursed by Seller for all fees, costs and other expenses incurred by Buyer in connection with enforcing its right to any Termination Fee.

(f)

Buyer and Seller acknowledge that the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. The Termination Fee amounts payable by Seller pursuant to this Section 11.02 constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Buyer except in circumstances where no Termination Fee is payable. Accordingly, if Seller fails promptly to pay any amount due pursuant to this Section 11.02 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against Seller for the amount set forth in this Section 11.02, Seller shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at a rate per annum equal to three-month SOFR (as reported in The Wall Street Journal (Northeast edition), or if not reported therein, in another authoritative source selected by the party to which the payment is due) plus 200 basis points as in effect on the date such payment was required to be made.

ARTICLE TWELVE

MISCELLANEOUS

12.01. Notices

All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand, by telecopy or by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if sent by certified mail, postage prepaid, return receipt requested. All notices thereunder shall be delivered to the following addresses:

If to Seller, to:

Shannon M. Kuhl

Chief Legal Officer

Premier Financial Corp.

601 Clinton Street

Defiance, OH 43512

skuhl@yourpremierbank.com

with a copy to:

J. Brennan Ryan, Esquire

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, GA 30363

brennan.ryan@nelsonmullins.com

If to Buyer, to:

Jeffrey H. Jackson

President and Chief Executive Officer

Wesbanco, Inc.

1 Bank Plaza

Wheeling, WV 26003

Jeff.Jackson@wesbanco.com

with a copy to:

James C. Gardill, Esquire

Phillips, Gardill, Kaiser & Altmeyer, PLLC

61 Fourteenth Street

Wheeling, WV 26003

jamesgardill@pgka.com

Any party to this Agreement may, by notice given in accordance with this Section 12.01, designate a new address for notices, requests, demands and other communications to such party.

12.02. Counterparts; Electronic Signatures

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, but all of which taken together shall be deemed to constitute a single instrument. A signed copy of this Agreement transmitted by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an originally executed copy of this Agreement.

12.03. Entire Agreement; No Third-Party Rights

This Agreement and (i) the provisions of the related Non-Binding Indication of Interest, dated as of May 6, 2024, between Buyer and Seller that are stated therein to be binding (the “IoI Provisions”) and (ii) the Mutual Non-Disclosure and Non-Solicitation Agreement, dated as of February 8, 2024, between Buyer and Seller (the “NDA”) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the IOI Provisions and the NDA and (b) except for the provisions of Article Two, Sections 6.02, 6.06 and 6.07 of this Agreement, are not intended to confer upon any person other than the parties hereto and thereto (and their respective successors and assigns) any rights or remedies.

12.04. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns (including successive, as well as immediate, successors and permitted assigns) of the parties hereto. This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

12.05. Captions

The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as part of this Agreement.

12.06. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of West Virginia without giving effect to principles of conflicts or choice of laws (except to the extent that mandatory provisions of federal law are applicable).

12.07. Payment of Fees and Expenses

Except as otherwise agreed in writing, each party hereto shall pay all costs and expenses, including legal and accounting fees, and all expenses relating to its performance of, and compliance with, its undertakings herein. All fees to be paid to Governmental Authorities and Regulatory Authorities in connection with the transactions contemplated by this Agreement shall be borne by Buyer.

12.08. Amendment

From time to time and at any time prior to the Effective Time, this Agreement may be amended only by an agreement in writing executed in the same manner as this Agreement, after authorization of such action by the Boards of Directors of the Constituent Corporations; except that after the Seller Meeting, this Agreement may not be amended if it would violate the OGCL, WVBCA or the federal securities laws or the rules of the Nasdaq.

12.09. Waiver

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

12.10. Confidential Supervisory Information

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) (“Confidential Supervisory Information”) by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply, but no representation or warranty shall be deemed untrue, incorrect or incomplete, as a consequence of the omission of Confidential Supervisory Information.

12.11. Disclosure Schedules

In the event of any inconsistency between the statements in the body of this Agreement and those in the Seller Disclosure Schedule or the Buyer Disclosure Schedule (other than an exception expressly set forth as such in the Seller Disclosure Schedule or the Buyer Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

12.12. Waiver of Jury Trial

Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

12.13. Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.14. Specific Performance

The Parties agree that the remedy at law for any breach of the terms and conditions of this Agreement by them may be inadequate and that in addition to, and not in limitation of any other remedies that Buyer, Buyer Sub, Seller or Seller Sub may have at law or under this Agreement, Buyer, Buyer Sub, Seller or Seller Sub shall be entitled to seek specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement; provided, however, that no specific performance will be available to Buyer or Buyer Sub if Buyer has already received the Termination Fee.

[Remainder of page intentionally left blank; Signature page follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been executed on behalf of Buyer, Buyer Sub, Seller and Seller Sub to be effective as of the date set forth in the first paragraph above.

ATTEST:	BUYER

/s/ Linda Woodfin	By:	/s/ Jeffrey H. Jackson
Printed Name: Jeffrey H. Jackson
Title: President and Chief Executive Officer

ATTEST:	BUYER BANK

/s/ Linda Woodfin	By:	/s/ Jeffrey H. Jackson
Printed Name: Jeffrey H. Jackson
Title: President and Chief Executive Officer

ATTEST:	SELLER

/s/ Shannon Kuhl	By:	/s/ Donald P. Hileman
Printed Name: Donald P. Hileman
Title: Executive Chairman

ATTEST:	SELLER BANK

/s/ Shannon Kuhl	By:	/s/ Donald P. Hileman
Printed Name: Donald P. Hileman
Title: Executive Chairman

EXHIBIT A

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of July 25, 2024, by and between Wesbanco, Inc., a West Virginia corporation (“Buyer”), and the undersigned holder (the “Shareholder”) of shares of common stock, par value $0.01 per share ( the “Seller Shares”), of Premier Financial Corp., an Ohio corporation (“Seller”).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Wesbanco Bank, Inc., a West Virginia corporation, Seller and Premier Bank, an Ohio corporation, have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for, among other things, the merger of Seller with and into Buyer (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns the number of Seller Shares, and holds other rights to acquire the number of Seller Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as used herein, the term “Shares” means all Seller Shares Shareholder owns of record or beneficially (excluding any Shares underlying performance share units convertible into) on the date of this Agreement and all Seller Shares that the Shareholder purchases or acquires the right to vote or acquires beneficial ownership of (as defined in Rule 13d-3 of the Exchange Act) prior to the Expiration Date (as defined in Section 2 below), whether by the exercise of any stock options or otherwise;

WHEREAS, as used herein, the term “Sole Voting Shares” means those Shares for which Shareholder has sole voting discretion and which are not held in a fiduciary capacity.

WHEREAS, it is a condition to the willingness of Buyer to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and Buyer agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date (as defined in Section 2 hereof), at any meeting of the shareholders of Seller, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Seller, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, the Shareholder shall:

(a)	appear at such meeting or otherwise use reasonable efforts to cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sole Voting Shares that such Shareholder shall be entitled to so vote (i) in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement, and any action that could reasonably be expected to facilitate the Merger; (ii) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Seller contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, inhibit or preclude the timely consummation of the Merger or the fulfillment of a condition under the Merger Agreement to Seller’s and Buyer’s respective obligations to consummate the Merger or change in any manner the voting rights of any class of shares of Seller (including any amendments to Seller’s articles of incorporation or bylaws); and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

(c)

Shareholder will use good faith efforts to (i) cause the Shares that do not constitute Sole Voting Shares to appear at such meeting, and (ii) vote or cause the Shares that do not constitute Sole Voting Shares to be voted as described in (b) above.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the date on which Seller receives the requisite approval of the shareholders of Seller of the Merger, the Merger Agreement or any Acquisition Proposal, (ii) the date the Merger Agreement is terminated pursuant to Article Eleven thereof, (iii) written notice by Buyer to Shareholder of the termination of this Agreement, (iv) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or value of, changes the form of, the Merger Consideration. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Agreement to Retain Shares; No Voting Trusts.

(a) Until the requisite approval of the shareholders of Seller, the Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, sell, assign, transfer, offer, exchange, pledge or otherwise dispose of or encumber (including, without limitation, by the creation of a Lien (as defined in Section 4(c) below) (each, a “Transfer”), or enter into any contract, option, commitment or other arrangement or understanding with respect to, or consent to, any Transfer of, any Shares beneficially owned by the Shareholder or the

Shareholder’s voting or economic interest therein. Notwithstanding the foregoing, the Shareholder may make Transfers (a) by will or by operation of law, in which case this Agreement shall bind the transferee, (b) in connection with estate and charitable planning purposes, including Transfers to relatives, trusts and charitable organizations, subject to the transferee’s agreement in writing, in form and substance reasonably satisfactory to Buyer, to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) to another shareholder of Seller who previously entered into a Voting Agreement with Buyer and (d) with Buyer’s prior written consent, which such consent may be granted or withheld in Buyer’s sole discretion.

(b) The Shareholder agrees that the Shareholder shall not, and shall not permit any entity under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with the Buyer.

4. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Buyer as follows:

(a)

the Shareholder has the complete and unrestricted power and the unqualified right to enter into, execute, deliver and perform his or her obligations under this Agreement, and no consent, approval, authorization or filing on the part of the Shareholder is required in connection therewith;

(b)

this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding agreement of Buyer, is a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)

the Shareholder beneficially owns the Shares indicated on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”) and subject only to any applicable award agreements from Seller granting the interest in said Shares and the voting and disposition rights of others who hold beneficial ownership rights in the Shares as of the date hereof;

(d)

except pursuant to this Agreement, including as described in 4(c) above, and there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or voting of any of the indicated on Schedule 1 and there are no voting trusts or voting agreements with respect to the Shares indicated on Schedule 1;

(e)	the Shareholder does not beneficially own any Seller Shares other than the Shares indicated on Schedule 1;

(f)

the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach of or default (with or without notice or lapse of time or both) under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder or the Shareholder’s property or assets is subject.

5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, solely in his or her capacity as a shareholder of Seller, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his or her affiliates to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his or her representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or any Seller Subsidiary or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal.

6. Specific Enforcement. The Shareholder has signed this Agreement intending to be legally bound thereby. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and the Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction by specific performance or injunctive relief, in addition to any other remedy that Buyer may have at law or in equity. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Shareholder hereunder may be assigned without the prior written consent of Buyer.

7. No Waivers. No waivers of any breach of this Agreement extended by Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of Buyer with respect to any other shareholder of Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach by the Shareholder or any other such shareholder of Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Buyer shall have no authority to direct the Shareholder in the voting or disposition of any of the Shares, except as otherwise provided in this Agreement.

9. Capacity as Shareholder. The Shareholder is signing this Agreement solely in the Shareholder’s capacity as a shareholder of Seller, and not in the Shareholder’s capacity as a director, officer or employee of Seller or any Seller Subsidiary or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way (a) restrict a director and/or officer of Seller in the exercise of his or her fiduciary duties, consistent with the terms of the Merger Agreement, as a director and/or officer of Seller or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or (b) prevent or be construed to create any obligation on the part of any director and/or officer of Seller or any trustee or fiduciary of any employee benefit plan or trust from taking any action or omitting to take any action in such capacity.

10. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

11. Further Assurances. From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyer may reasonably request for the purpose of carrying out and furthering the purpose and intent of this Agreement.

12. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled to the greatest extent possible.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

14. Public Disclosure. The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Buyer. The Shareholder hereby permits Buyer to publish and disclose in any document and/or schedule filed by Buyer with the SEC and in any press release or other disclosure document the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments and obligations pursuant to this Agreement.

15. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of West Virginia, without giving effect to the principles of conflicts of laws thereof that would cause the application of the laws of any other jurisdiction.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of Seller has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of Seller’s articles of incorporation or bylaws, the Merger pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first written above.

SHAREHOLDER

Name:

WESBANCO, INC.

By:
Name:
Title:

Schedule 1

To Voting Agreement of [NAME]

Total Shares Beneficially Owned	Sole Voting Shares

Exhibit 10.1

SECURITIES PURCHASE AGREEMENT

BY AND AMONG

WESBANCO, INC.

AND

THE OTHER SIGNATORIES THERETO

July 25, 2024

TABLE OF CONTENTS

		Page(s)
ARTICLE 1
DEFINITIONS		2

1.1	Definitions	2

ARTICLE 2
PURCHASE AND SALE		7

2.1	Closing	7
2.2	Closing Deliveries	8

ARTICLE 3
REPRESENTATIONS AND WARRANTIES		9

3.1	Representations and Warranties of the Company	9
3.2	Representations and Warranties of the Purchasers	22

ARTICLE 4
OTHER AGREEMENTS OF THE PARTIES		27

4.1	Transfer Restrictions	27
4.2	Acknowledgment of Dilution	28
4.3	Furnishing of Information	28
4.4	Form D and Blue Sky	29
4.5	No Integration	29
4.6	Securities Laws Disclosure; Publicity	29
4.7	Non-Public Information	30
4.8	Indemnification	30
4.9	Reserved	31
4.10	Use of Proceeds	31
4.11	Limitation on Beneficial Ownership	32
4.12	Reserved	32
4.13	Bank Regulatory Matters	32
4.14	Corporate Opportunities	32

ARTICLE 5
CONDITIONS PRECEDENT TO CLOSING		33

5.1	Conditions Precedent to the Obligations of the Purchasers to Purchase Common Shares	33
5.2	Conditions Precedent to the Obligations of the Company to Sell Common Shares	34

i

ARTICLE 6
MISCELLANEOUS		35

6.1	Entire Agreement	35
6.2	Notices	35
6.3	Amendments; Waivers; No Additional Consideration	36
6.4	Construction	36
6.5	Successors and Assigns	36
6.6	Third-Party Beneficiaries	36
6.7	Governing Law	37
6.8	Survival	37
6.9	Execution	37
6.10	Severability	37
6.11	Replacement of Common Shares	37
6.12	Remedies	38
6.13	Payment Set Aside	38
6.14	Independent Nature of Purchasers’ Obligations and Rights	38
6.15	Termination, Rescission	39
6.16	Confidential Supervisory Information	40

ii

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of July 25, 2024, by and among WesBanco, Inc., a West Virginia corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”).

RECITALS

1. Concurrently with the execution of this Agreement, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Merger Agreement”), by and among Premier Financial Corp., an Ohio corporation (“PFC”), the Company, Wesbanco Bank, Inc., a West Virginia corporation and a direct, wholly-owned subsidiary of the Company (the “Company Bank”) and Premier Bank, an Ohio corporation and a direct, wholly-owned subsidiary of PFC (“PFC Bank”), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, the Company will consummate a strategic business combination whereby (a) PFC will merge with and into the Company (the “Merger”), so that the Company is the surviving corporation in the Merger, and (b) immediately following the Merger becoming effective, the Company shall cause PFC Bank to be merged with and into the Company Bank (the “Bank Merger,” and together with the Merger, the “Mergers”), so that the Company Bank is the surviving corporation in the Bank Merger.

2. The Company and each Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the Securities Act.

3. Each Purchaser, severally and not jointly, wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate number of shares of the Company’s common stock, par value $2.0833 per share (the “Common Stock”), set forth below such Purchaser’s name on the signature page of this Agreement (which aggregate amount for all Purchasers together shall be 7,272,728 shares of Common Stock and shall be collectively referred to herein as the “Common Shares”).

4. Concurrently with the execution of this Agreement, the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Common Shares under the Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws.

1

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchasers hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company’s Knowledge, threatened in writing against the Company, any Subsidiary or any of their respective properties or any officer, director or employee of the Company or any Subsidiary acting in his or her capacity as an officer, director or employee before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority or stock exchange.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Agreement” shall have the meaning ascribed to such term in the Preamble.

“Articles of Incorporation” means the Restated Articles of Incorporation of the Company and all amendments thereto, as the same may be amended from time to time.

“Bank Merger” has the meaning set forth in the Recitals.

“BHCA” has the meaning set forth in Section 3.1(b).

“Business Day” means a day, other than a Saturday or Sunday, on which banks in the city of New York are open for the general transaction of business.

“Bylaws” means the Bylaws of the Company and all amendments thereto, as the same may be amended from time to time.

“CIBCA” has the meaning set forth in Section 3.2(q).

“Cleansing Date” means the earliest of (i) the issuance of the Press Release and (ii) the date a Cleansing Notice is delivered to the Purchasers.

“Cleansing Notice” has the meaning set forth in Section 4.8(a).

“Closing” has the meaning set forth in Section 2.1(b).

“Closing Date” means August 1, 2024.

“Code” means the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder.

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“Commission” has the meaning set forth in the Recitals.

“Common Shares” has the meaning set forth in the Recitals.

“Common Stock” has the meaning set forth in the Recitals, and also includes any securities into which the Common Stock may hereafter be reclassified or changed.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Company Bank” has the meaning set forth in the Recitals.

“Company Counsel” means collectively, Phillips, Gardill, Kaiser & Altmeyer, PLLC and K&L Gates LLP.

“Company Deliverables” has the meaning set forth in Section 2.2(a).

“Company Reports” has the meaning set forth in Section 3.1(hh).

“Company’s Knowledge” means with respect to any statement made to the knowledge of the Company, that the statement is based upon the actual knowledge of the executive officers of the Company having responsibility for the matter or matters that are the subject of the statement after reasonable investigation.

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Disclosure Time” means, (i) if this Agreement is signed after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, or (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Disqualification Event” has the meaning set forth in Section 3.1(r)(i).

“DTC” means The Depository Trust Company.

“Environmental Laws” has the meaning set forth in Section 3.1(l).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

“ERISA Affiliate”, as applied to the Company, means any Person under common control with the Company, who together with the Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

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“ERISA Entity” has the meaning set forth in Section 3.1(r).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means U.S. generally accepted accounting principles, as applied by the Company.

“Governmental Entity” means any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization.

“Indemnified Person” has the meaning set forth in Section 4.8(b).

“Intellectual Property” has the meaning set forth in Section 3.1(r).

“Issuer Covered Person” has the meaning set forth in Section 3.1(r).

“Issuer Covered Persons” has the meaning set forth in Section 3.1(r)(i).

“Lien” means any lien, charge, claim, encumbrance, security interest, right of first refusal, preemptive right or other restrictions of any kind.

“Material Adverse Effect” means, with respect to an entity, a material adverse effect on the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole or on the ability of such entity to timely perform its obligations under this Agreement or the Merger Agreement or consummate the Merger or the Bank Merger and the other material transactions contemplated by this Agreement and the Merger Agreement other than, in any case, any state of facts, change, development, event, effect, condition or occurrence (i) resulting from changes in the United States economy (including changes in interest rates) or the United States securities markets in general; (ii) resulting from changes in laws or regulations affecting banks or savings banks or their holding companies generally, or interpretations thereof by Governmental Entities; (iii) resulting from any litigation or loss of current or prospective customers, employees or revenues arising from the execution of this Agreement or the Merger Agreement; (iv) resulting from any transaction costs of the Merger generally; (v) resulting from payments made in the nature of severance payments or payments made pursuant to the change in control provisions of employment agreements or change in control or severance plans of PFC or any Subsidiary of PFC or payments made pursuant to Section 6.02(b) of the Merger Agreement or losses, charges or expenses resulting from any loan sales contemplated by Section 5.08 of the Merger Agreement; (vi) resulting from changes, after the date hereof, in GAAP or applicable regulatory accounting requirements; (vii) resulting from changes, after the date hereof, in global, national or regional political conditions (including events of war or acts of terrorism); or (viii) resulting from public disclosure of the transactions contemplated hereby or by the Merger Agreement or actions that are expressly required by this Agreement or the Merger Agreement or that are taken with the prior written consent of the other party in contemplation of

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the transactions contemplated hereby or by the Merger Agreement; provided, however, that in no event shall a decrease in the trading price of the Common Stock or the common stock, par value $0.01, of PFC, absent any other event, change or effect that has had or would reasonably be expected to have a material adverse effect, or litigation relating thereto, be considered a material adverse effect or material adverse change; and provided, further, that any state of facts, change, development, event, effect, condition or occurrence referred to in clauses (i), (ii), (vi) or (vii) immediately above shall be taken into account in determining whether a material adverse effect or material adverse change has occurred to the extent that such state of facts, change, development, event, effect, condition or occurrence has a disproportionate effect on the Company or PFC, as the case may be, compared to other similarly situated community banking organizations operating in the geographic regions in which the Company or PFC, as the case may be, conduct their business.

“Material Contract” means any contract of the Company that was required to be filed (whether or not actually filed) as an exhibit to the SEC Reports pursuant to Item 601 of Regulation S-K.

“Material Permits” has the meaning set forth in Section 3.1(p).

“Merger” has the meaning set forth in the Recitals.

“Mergers” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Money Laundering Laws” has the meaning set forth in Section 3.1(e).

“OFAC” has the meaning set forth in Section 3.1(e).

“OFSI” has the meaning set forth in Section 3.1(e).

“Outside Date” means August 4, 2024.

“Pension Plan” means any employee pension benefit plan within the meaning of Section 3(2) of ERISA, other than a Multiemployer Plan, which is subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA and which (i) is maintained for employees of the Company or any of its ERISA Affiliates; (ii) has at any time during the last six (6) years been maintained for the employees of the Company or any current or former ERISA Affiliate; or (iii) to which the Company or any ERISA Affiliate has at any time during the last six (6) years made contributions or been obligated to make contributions.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization or governmental authority.

“PFC” has the meaning set forth in the Recitals.

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“PFC Bank” has the meaning set forth in the Recitals.

“Placement Agent” means Raymond James & Associates, Inc.

“Press Release” has the meaning set forth in Section 4.8(a).

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the date of this Agreement, is the Nasdaq Global Select Market.

“Proceeding” means an action, claim, suit or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchase Price” means $27.50 per Common Share.

“Purchaser” shall have the meaning ascribed to such term in the Preamble.

“Purchasers” shall have the meaning ascribed to such term in the Preamble.

“Purchaser Deliverables” has the meaning set forth in Section 2.2(b).

“Purchaser Party” has the meaning set forth in Section 4.8(a).

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchasers of the Registrable Securities (as defined in the Registration Rights Agreement).

“Regulation D” has the meaning set forth in the Recitals.

“Regulatory Agreement” has the meaning set forth in Section 3.1(jj).

“Representatives” has the meaning set forth in Section 4.8(a).

“Required Approvals” has the meaning set forth in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Sanctioned Jurisdiction” has the meaning set forth in Section 3.1(e).

“Sanctioned Person” has the meaning set forth in Section 3.1(e).

“Sanctions” has the meaning set forth in Section 3.1(e).

“SEC Reports” has the meaning set forth in Section 3.1(h).

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“Secretary’s Certificate” has the meaning set forth in Section 2.2(a)(v).

“Securities Act” has the meaning set forth in the Recitals.

“Subscription Amount” means with respect to each Purchaser, the aggregate amount to be paid for the Common Shares purchased hereunder as indicated on such Purchaser’s signature page to this Agreement next to the heading “Aggregate Purchase Price (Subscription Amount)”.

“Subsidiary” means any entity in which the Company, directly or indirectly, owns sufficient capital stock or holds a sufficient equity or similar interest such that it is consolidated with the Company in the financial statements of the Company.

“Trading Day” means a day on which the Common Stock is listed or quoted on its Principal Trading Market; provided, that in the event that the Common Stock is not listed or quoted on a Trading Market, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the NYSE, the NYSE Amex, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTCQX, OTCQB or Pink markets operated by OTCMarkets on which the Common Stock is listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Registration Rights Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Computershare Investor Services LLC, or any successor transfer agent for the Company.

“U.S. Sanctions Laws” has the meaning set forth in Section 3.1(r).

ARTICLE 2

PURCHASE AND SALE

2.1 Closing.

(a) Purchase of Common Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to each Purchaser, and each Purchaser shall, severally and not jointly, purchase from the Company, the number of Common Shares set forth below such Purchaser’s name on the signature page of this Agreement at a per Common Share price equal to the Purchase Price.

(b) Closing.

(i) The Closing of the purchase and sale of the Common Shares shall take place on the Closing Date, but no later than the Outside Date unless the parties hereto agree otherwise in writing, remotely by electronic transmission of the Closing documentation. The “Closing Date” shall be August 1, 2024 or such later date agreed to by the parties in writing. The “Closing” means the release of funds and issuance of Common Shares as contemplated hereby, all of which shall be deemed to have happened concurrently.

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(ii) Unless otherwise agreed to by the Company and a Purchaser (in each case as to itself only) in writing, (A) one (1) day prior to the Closing Date, the Company shall issue to each Purchaser the Common Shares set forth on such Purchaser’s signature page to this Agreement in book-entry form, free and clear of all restrictive and other legends, other than as provided in Section 4.1(b), and shall provide to each Purchaser evidence of such issuance from the Transfer Agent as of the Closing Date and (B) upon receipt thereof, on the Closing Date, each Purchaser shall wire its Subscription Amount to the Company, in United States dollars and in immediately available funds in accordance with the wire instructions provided by the Company in writing. For purposes of clarity, a Purchaser shall not be required to wire its Subscription Amount until such Purchaser receives evidence of issuance of its Common Shares.

2.2 Closing Deliveries.

(a) On or prior to the Closing, the Company shall issue, deliver or cause to be delivered to each Purchaser the following (the “Company Deliverables”):

(i) this Agreement, duly executed by the Company;

(ii) as the Company and such Purchaser agree, the Company shall cause the Transfer Agent to issue, in book-entry form the number of Common Shares specified on such Purchaser’s signature page hereto (or, if the Company and such Purchaser shall have agreed, as indicated on such Purchaser’s signature pages hereto, that such Purchaser will receive Stock Certificates for their Common Shares, then the Company shall instead instruct the Transfer Agent to issue such specified Stock Certificates registered in the name of such Purchaser);

(iii) legal opinions of Company Counsel, dated as of the Closing Date and in the forms attached hereto as Exhibits B, executed by such counsel and addressed to the Purchasers and Placement Agent;

(iv) the Registration Rights Agreement, duly executed by the Company;

(v) a certificate of the Secretary of the Company, in the form attached hereto as Exhibit C (the “Secretary’s Certificate”), dated as of the Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Common Shares, (b) certifying the current versions of the Articles of Incorporation and Bylaws of the Company, and (c) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company;

(vi) wire instructions of the Company, on Company letterhead and executed by the Company’s Chief Executive Officer or Chief Financial Officer;

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(vii) a certificate of the Federal Reserve Bank of Cleveland to the effect that the Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”);

(viii) a certificate of good standing of the Company issued by the Secretary of State of the State of West Virginia no earlier than 10 days prior to the Closing Date; and

(ix) the Compliance Certificate referred to in Section 5.1(h).

(b) On or prior to the Closing, each Purchaser shall deliver or cause to be delivered to the Company, the following (the “Purchaser Deliverables”):

(i) this Agreement, duly executed by such Purchaser;

(ii) the Registration Rights Agreement, duly executed by such Purchaser; and

(iii) its Subscription Amount, in United States dollars and in immediately available funds, in the amount indicated below such Purchaser’s name on the applicable signature page hereto under the heading “Aggregate Purchase Price (Subscription Amount)” by wire transfer to the Company in accordance with the Company’s written instructions.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date), to each of the Purchasers that:

(a) Subsidiaries. The Company has no direct or indirect Subsidiaries other than as set forth in the SEC Reports or Schedule 3.1(a). The Company owns, directly or indirectly, all of the capital stock (except for any preferred securities issued by Subsidiaries that are trusts) or comparable equity interests of each Subsidiary free and clear of any and all Liens, and all the issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary are validly issued and are fully paid, non-assessable (to the extent such concept is applicable to an equity interest of a Subsidiary) and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and each of its “Significant Subsidiaries” (as defined in Rule 1-02 of Regulation S-X) is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own or lease and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Significant Subsidiary is in violation of any of the provisions of its respective articles or certificate of incorporation, bylaws or other organizational or charter documents. The

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Company and each of its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not reasonably be expected to have a Material Adverse Effect. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). The Company’s depository institution Subsidiary’s deposit accounts are insured up to applicable limits by the FDIC. The Company has conducted its business in compliance with all applicable federal, state and foreign laws, orders, judgments, decrees, rules, regulations and applicable stock exchange requirements (if any), including all laws and regulations restricting activities of bank holding companies and banking organizations, except, other than with respect to the two immediately preceding sentences, for any noncompliance that, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect.

(c) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder, including, without limitation, to issue the Common Shares in accordance with the terms of the Transaction Documents. The Company’s execution and delivery of each of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Common Shares) have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required by the Company, its Board of Directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each of the Transaction Documents to which it is a party has been (or upon delivery will have been) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. There are no stockholder agreements, voting agreements, or other similar arrangements with respect to the Company’s Common Stock to which the Company is a party or, to the Company’s Knowledge, between or among any of the Company’s stockholders.

(d) No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Common Shares) do not and will not (i) conflict with or violate any provisions of the Company’s or any Subsidiary’s articles or certificate of incorporation, bylaws or otherwise result in a violation of the organizational documents of the Company or any Subsidiary, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would result in a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice,

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lapse of time or both) of, any Material Contract, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations and the rules and regulations thereunder, assuming, without investigation, the correctness of the representations and warranties made by the Purchasers herein, of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), or by which any property or asset of the Company is bound or affected, except in the case of clauses (ii) and (iii) such as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Filings, Consents and Approvals. Neither the Company nor any of its Subsidiaries is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person, in connection with the execution, delivery and performance by the Company of the Transaction Documents (including, without limitation, the issuance of the Common Shares), other than (i) the filing with the Commission of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) filings required by applicable state securities laws, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the Commission under Regulation D of the Securities Act and any related “Blue Sky” filings, (iv) the filing of any requisite notices and/or application(s) to the Principal Trading Market for the listing of the Common Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (v) the filings required in accordance with Section 4.6 of this Agreement, and (vi) those that have been made or obtained prior to the date of this Agreement (collectively, the “Required Approvals”).

(f) Issuance of the Common Shares. The issuance of the Common Shares has been duly authorized and the Common Shares, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and non-assessable and free and clear of all Liens, other than restrictions on transfer provided for in Section 4.1 or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights. Assuming, without investigation, the accuracy of the representations and warranties of the Purchasers in this Agreement, the Common Shares will be issued in compliance with all applicable federal and state securities laws and, in that regard, no registration under the Securities Act is required for the offer and sale of the Common Shares by the Company to the Purchasers pursuant to this Agreement.

(g) Capitalization. As of the date hereof, the authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, of which as of the date hereof, 59,583,710 shares are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, no par value, 150,000 of which are issued and outstanding. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance in all material respects with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase any capital stock of the Company. Except as specified in the SEC Reports: (i) no shares of the Company’s outstanding capital stock are subject to preemptive rights or any other similar rights; (ii) other than the Merger Agreement or with respect to the

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Common Shares, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, other than those issued or granted pursuant to Material Contracts or equity or incentive plans or arrangements described in the SEC Reports; (iii) there are no material outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or by which the Company is bound; (iv) except for the Registration Rights Agreement, there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act; (v) there are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (vi) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (vii) other than the Merger Agreement, the Company has no liabilities or obligations required to be disclosed in the SEC Reports but not so disclosed in the SEC Reports, which, individually, or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Common Shares.

(h) SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since January 1, 2021 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”), on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective filing dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Reports which would be required to be disclosed under Item 1B of Form 10-K.

(i) Financial Statements. The financial statements of the Company and its Subsidiaries included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all information or footnotes required by GAAP, and fairly present in all material respects the balance sheet of the Company and its consolidated Subsidiaries taken as a whole as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, which would not be material, either individually or in the aggregate.

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(j) Tax Matters. The Company and each of its Subsidiaries has (i) filed all foreign, U.S. federal and local tax returns, information returns and similar reports that are required to be filed, and all such tax returns are true, correct and complete in all respects, (ii) paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it other than taxes (x) currently payable without penalty or interest, or (y) being contested in good faith by appropriate proceedings and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except in the cases of clauses (i) and (ii) for any such failures to file or pay that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(k) Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as disclosed in subsequent SEC Reports filed prior to the date hereof, the execution of the Merger Agreement, and the execution of this Agreement, (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered materially its method of accounting or the manner in which it keeps its accounting books and records, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its Common Stock, (v) the Company has not issued any equity securities to any officer, director or Affiliate, except Common Stock issued pursuant to existing Company option plans or equity based plans disclosed in the SEC Reports, and (vi) there has not been any material change or amendment to, or any waiver of any material right by the Company under, any Material Contract under which the Company or any of its Subsidiaries is bound or subject. Except for the transactions contemplated by this Agreement and the execution of the Merger Agreement and the consummation of the transactions contemplated thereunder, including the Mergers, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

(l) Environmental Matters. Except as disclosed in the SEC Reports, neither the Company nor any of its Subsidiaries (i) is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively,

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“Environmental Laws”), (ii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iii) is subject to any claim relating to any Environmental Laws; in each case, which violation, contamination, liability or claim has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and, to the Company’s Knowledge, there is no pending or threatened investigation that might lead to such a claim.

(m) Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the issuance of the Common Shares or (ii) except as disclosed in the SEC Reports, is reasonably likely to have a Material Adverse Effect, individually or in the aggregate, if there were an unfavorable decision. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Company’s Knowledge there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any of its Subsidiaries under the Exchange Act or the Securities Act.

(n) Employment Matters. No material labor dispute exists or, to the Company’s Knowledge, is imminent with respect to any of the employees of the Company which would have or reasonably be expected to have a Material Adverse Effect. To the Company’s Knowledge, no executive officer is, or is now reasonably expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of a third party, and to the Company’s Knowledge, the continued employment of each such executive officer does not subject the Company or any Subsidiary to any liability with respect to any of the foregoing matters. The Company is in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(o) Compliance. Neither the Company nor any of its Subsidiaries (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any of its Subsidiaries under), nor has the Company or any of its Subsidiaries received written notice of a claim that it is in default under or that it is in violation of, any Material Contract (whether or not such default or violation has been waived), (ii) is in violation of any order of which the Company has been made aware in writing of any court, arbitrator or governmental body having jurisdiction over the Company or its properties or assets, or (iii) is in violation of, or in receipt of written notice that it is in violation of, any statute, rule or regulation of any governmental authority applicable to the Company, or which would have the effect of revoking or limiting FDIC deposit insurance, except in each case as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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(p) Regulatory Permits. The Company and each of its Subsidiaries possess or have applied for all certificates, authorizations, consents and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as currently conducted and as described in the SEC Reports, except where the failure to possess such permits, individually or in the aggregate, has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (“Material Permits”), and, except as disclosed in the SEC Reports, (i) neither the Company nor any of its Subsidiaries has received any notice in writing of proceedings relating to the revocation or material adverse modification of any such Material Permits and (ii) the Company is unaware of any facts or circumstances that would give rise to the revocation or material adverse modification of any Material Permits.

(q) Title to Assets. The Company and its Subsidiaries have good and marketable title to all real property and tangible personal property owned by them which is material to the business of the Company and its Subsidiaries, taken as a whole, in each case free and clear of all Liens except such as do not materially affect the value of such property or do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(r) Patents and Trademarks. The Company and its Subsidiaries own, possess, license, or can acquire on reasonable terms, or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of their respective businesses as now conducted, except where the failure to own, possess, license or have such rights would not have or reasonably be expected to have a Material Adverse Effect. Except as set forth in the SEC Reports and except where such violations or infringements would not have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (a) there are no rights of third parties to any such Intellectual Property that are being infringed by the Company and/or any Subsidiary; (b) there is no infringement by third parties of any such Intellectual Property; (c) there is no pending, or to the Company’s Knowledge threatened, action, suit, proceeding or claim by others challenging the Company’s and its Subsidiaries’ rights in or to any such Intellectual Property; (d) there is no pending, or to the Company’s Knowledge threatened, action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; and (e) there is no pending, or to the Company’s Knowledge threatened, Proceeding by others that the Company and/or any Subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others.

(s) Insurance. The Company and the Bank are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes to be prudent and customary in the businesses and locations in which the Company and the Bank are engaged. Neither the Company nor the Bank has received any notice of cancellation of any insurance policy, nor, to the Company’s Knowledge, will it or the Bank be unable to renew their respective existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

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(t) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports or on Schedule 3.1(t) and other than the grant of stock options or other equity awards, none of the officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company, is presently a party to any transaction with the Company or to a presently contemplated transaction (other than for services as employees, officers and directors) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act.

(u) Internal Control Over Financial Reporting. The Company maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and such internal control over financial reporting was effective as of the date of the most recent SEC Report.

(v) Sarbanes-Oxley; Disclosure Controls. The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002, as amended, which are applicable to it. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), and such disclosure controls and procedures are effective.

(w) Certain Fees. With the exception of the engagement of the Placement Agent, whose fees shall be borne in their entirety by the Company, no person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or a Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. The Company shall indemnify, pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(x) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Common Shares by the Company to the Purchasers under the Transaction Documents. The issuance and sale of the Common Shares hereunder does not contravene the rules and regulations of the Principal Trading Market.

(y) Listing and Maintenance Requirements. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Principal Trading Market under the symbol “WSBC”. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is listed or quoted or from the Commission to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market or subject to the deregistration of the Common Stock under the Exchange Act. The Company is, and has no

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reason to believe that it will not in the foreseeable future continue to be, in compliance in all material respects with the listing and maintenance requirements for continued trading of the Common Stock on the Principal Trading Market. The Company has taken no action as of the date of this Agreement that is designed to terminate the registration of the Common Stock under the Exchange Act.

(z) Investment Company. Neither the Company nor any of its Subsidiaries is required to be registered as, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(aa) Unlawful Payments. Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge, any directors, officers, employees, agents or other Persons acting at the direction of or on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other material unlawful payment to any foreign or domestic government official or employee.

(bb) Application of Takeover Protections; Rights Agreements. The Company has not adopted any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Incorporation or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to any Purchaser solely as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Common Shares and any Purchaser’s ownership of the Common Shares.

(cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company (or any Subsidiary) and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed and would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(dd) Acknowledgment Regarding Purchasers’ Purchase of Common Shares. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any of the Purchasers or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Common Shares.

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(ee) Absence of Manipulation. The Company has not, and to the Company’s Knowledge no one acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Common Shares.

(ff) OFAC. None of the Company, any Subsidiary, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company or any Subsidiary is a Sanctioned Person (as defined below) or is owned 50% or more by a Sanctioned Person(s). The Company is in material compliance with any Sanctions (as defined below) or any other economic sanctions laws and regulations of any relevant jurisdiction, to the extent applicable to the Company and any Subsidiary or Affiliate, and maintains a compliance program designed to identify customers, transactions, accounts, or wire transfers that may violate Sanctions. To the best of the Company’s knowledge and belief, none of (i) the purchase and sale of the Common Shares, (ii) the execution, delivery, and performance of this Agreement, or (iii) the consummation of any transaction contemplated hereby, or the fulfillment of the terms hereof or thereof, will result in a violation by any party to this Agreement, including, without limitation, the Purchaser and its agents, of any Sanctions (or has the purpose of evading or avoiding Sanctions or causing a violation of Sanctions). For the avoidance of doubt, the Company will not knowingly use the proceeds of the sale of the Common Shares towards any sales, financing, investment, or operations in a jurisdiction that is the subject of comprehensive economic sanctions, which as of the date hereof includes Cuba, Iran, North Korea, Syria, Russia, or the Crimea, Donetsk, Luhansk, Kherson, or Zaporizhzhia regions of the Ukraine (“Sanctioned Jurisdiction”), or for the purpose of financing the activities of or otherwise for the benefit of any Sanctioned Person. For the purposes of this Agreement: (i) “Sanctions” means any of the laws, Executive Orders, regulations, and sanctions programs administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the Office of Financial Sanctions Implementation of H.M. Treasury for the United Kingdom (“OFSI”), and government authorities of the European Union; (ii) “Sanctioned Person” means any government, country, corporation or other entity, group, or individual that appears on the OFAC list of Specially Designated Nationals and Blocked Persons or other list maintained by OFAC, or similar sanctions lists maintained by OFSI, the EU or UN, as each such list may be amended from time to time, or any other person that is located or ordinarily resident in a Sanctioned Jurisdiction.

(gg) Money Laundering Laws. The operations of each of the Company and any Subsidiary are in compliance in all material respects with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company and/or any Subsidiary with respect to the Money Laundering Laws is pending or, to the Company’s Knowledge, threatened.

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(hh) Reports, Registrations and Statements. Since December 31, 2021, the Company and each Subsidiary have filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the FRB, the FDIC, and any other applicable federal or state securities or banking authorities, except where the failure to file any such report, registration or statement would not have or reasonably be expected to have a Material Adverse Effect. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the “Company Reports.” As of their respective dates, the Company Reports complied as to form in all material respects with all the rules and regulations promulgated by the FRB, the FDIC, and any other applicable foreign, federal or state securities or banking authorities, as the case may be.

(ii) Well Capitalized. As of June 30, 2024, Company Bank, the Company’s Subsidiary insured depository institution, meets or exceeds the standards necessary to be considered “well capitalized” under the Federal Deposit Insurance Company’s regulatory framework for prompt corrective action.

(jj) Agreements with Regulatory Agencies; Compliance with Certain Banking Regulations. Neither the Company nor any Subsidiary is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any capital directive by, or since December 31, 2021 has adopted any board resolutions at the request of, any governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each item in this sentence, a “Regulatory Agreement”), nor has the Company or any Subsidiary been advised in writing since December 31, 2021 by any governmental entity that it intends to issue, initiate, order, or request any such Regulatory Agreement.

To the Company’s Knowledge, there are no facts or circumstances that would cause its Subsidiary banking institutions: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act and the regulations promulgated thereunder or to be assigned a CRA rating by federal or state banking regulators of lower than “satisfactory”; (ii) to be operating in violation, in any material respect, of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by OFAC, or any other anti-money laundering statute, rule or regulation; or (iii) not to be in satisfactory compliance, in any material respect, with all applicable privacy of customer information requirements contained in any applicable federal and state privacy laws and regulations as well as the provisions of all information security programs adopted by the Subsidiary.

(kk) No General Solicitation or General Advertising. Neither the Company nor any Person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Common Shares.

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(ll) Risk Management Instruments. Except as has not had or would not reasonably be expected to have a Material Adverse Effect, since January 1, 2022, all material derivative instruments, including, swaps, caps, floors and option agreements, whether entered into for the Company’s own account, or for the account of one or more of the Company Subsidiaries, were entered into (1) only in the ordinary course of business, (2) in accordance with prudent practices and in all material respects with all applicable laws, rules, regulations and regulatory policies, and (3) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or one of the Subsidiaries, enforceable in accordance with its terms. Neither the Company or the Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement.

(mm) ERISA. The Company and each ERISA Affiliate is in compliance in all material respects with all presently applicable provisions of ERISA; no “reportable event” described in Section 4043 of ERISA (other than an event for which the 30-day notice requirement has been waived by applicable regulation) has occurred with respect to any Pension Plan for which the Company would have any liability; the Company has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Pension Plan or Multiemployer Plan; or (ii) Sections 412 or 4971 of the Code. Each “employee benefit plan” within the meaning of Section 3(3) of ERISA for which the Company would have liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification. Each such employee benefit plan has been administered in compliance with the terms of such employee benefit plan and the provisions of the Code and ERISA which are applicable to each such employee benefit plan. No such employee benefit plan that is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA provides for post-termination of employment benefits except as may be mandated by federal law.

(nn) Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1).

(oo) Registration Eligibility. The Company is eligible to register the resale of the Common Shares by the Purchasers using Form S-3 promulgated under the Securities Act.

(pp) Registration Rights. No Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company other than those securities which are currently registered on an effective registration statement on file with the Commission.

(qq) No Additional Agreements; No Additional Sales. The Company has no other agreements or understandings (including, without limitation, side letters) with any Purchaser to purchase Common Shares on terms that are different from those set forth herein. The Company has no agreements or understandings with any Person (other than the Purchasers) to purchase shares of Common Stock (other than agreements or understandings with employees, directors, and officers with respect to stock options and restricted stock agreements).

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(rr) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable regulation of the Commission or any Trading Market on which any of the securities of the Company are listed or quoted.

(ss) Bad Actor Disqualification.

(i) No Disqualification Events. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the transactions contemplated by this Agreement, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities (calculated on the basis of voting power), nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the Closing Date (each an “Issuer Covered Person” and together “Issuer Covered Persons”) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

(ii) Other Covered Persons. The Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Common Stock.

(iii) Notice of Disqualification Events. The Company will notify the Purchasers in writing, prior to the Closing Date, of (1) any Disqualification Event relating to any Issuer Covered Person and (2) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(tt) U.S. Real Property Holding Corporation. The Company is not, has never been, and so long as any Purchaser holds any Common Shares, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon any Purchaser’s request.

(uu) Voting Securities. Assuming the accuracy of the number of shares of Common Stock owned by such Purchaser immediately prior to the Closing as set forth on such Purchaser’s signature page attached hereto, such Purchaser would not be deemed to own, control or have the power to vote securities which represent 10% or more of any class of voting securities of the Company outstanding under the BHCA and its implementing regulations in connection with the consummation of the transactions contemplated by the Transaction Documents.

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3.2 Representations and Warranties of the Purchasers. Each Purchaser hereby, for itself and for no other Purchaser, represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

(a) Organization; Authority. Such Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or, if such Purchaser is not a corporation, such partnership, limited liability company or other applicable like action, on the part of such Purchaser. Each of this Agreement and the Registration Rights Agreement has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b) No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement and the Registration Rights Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Purchaser (if such Purchaser is an entity), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to perform its obligations hereunder.

(c) Investment Intent. Such Purchaser understands that the Common Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Common Shares as principal for its own account and not with a view to, or for, distributing or reselling such Common Shares or any part thereof in violation of the Securities Act or any applicable state securities laws, provided, that by making the representations herein, other than as set forth herein, such Purchaser does not agree to hold any of the Common Shares for any minimum period of time and reserves the right at all times to sell or otherwise dispose of all or any part of such Common Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Such Purchaser is acquiring the Common Shares hereunder in the ordinary course of its business. Such Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Common Shares (or any securities which are derivatives thereof) to or through any Person or entity.

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(d) Purchaser Status. At the time such Purchaser was offered the Common Shares, it was, and at the date hereof it is, an “institutional accredited investor” as defined in Rule 501(a)(1)-(3) and (7) of Regulation D under the Securities Act.

(e) Reliance. The Company will be entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to (A) any regulatory authority having jurisdiction over the Company and its Affiliates and (B) any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby, in each case, to the extent required by any court or governmental authority to which the Company is subject, provided that the Company provides the Purchaser with prior written notice of such disclosure to the extent practicable and allowed by applicable law.

(f) General Solicitation. Purchaser: (i) has not received nor relied upon any form of “general advertising” or, to its knowledge, “general solicitation” (as such terms are used in Regulation D promulgated under the Securities Act and interpreted by the Commission) from the Company in connection with the offer and sale of the Common Shares; (ii) reached its decision to invest in the Company independently from any other Purchaser; (iii) has entered into no agreements with stockholders of the Company or other subscribers for the purpose of controlling the Company or any of its subsidiaries; and (iv) has entered into no agreements with stockholders of the Company or other subscribers regarding voting or transferring Purchaser’s interest in the Company.

(g) Direct Purchase. Purchaser is purchasing Common Shares directly from the Company and not from any placement agent.

(h) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Common Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Common Shares and, at the present time, is able to afford a complete loss of such investment.

(i) Access to Information. Such Purchaser acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Common Shares, the Merger Agreement, and the Mergers, and the merits and risks of investing in the Common Shares and any such questions have been answered to such Purchaser’s reasonable satisfaction; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties and management sufficient to enable it to evaluate its investment; (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment; and (iv) the opportunity to ask questions of management and any such questions have been answered to such Purchaser’s reasonable satisfaction. Neither such inquiries nor any other investigation conducted by or on behalf of such Purchaser or its representatives or counsel shall modify, amend or affect such Purchaser’s right to rely on the truth, accuracy and completeness of the Company’s

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representations and warranties contained in the Transaction Documents. Such Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Common Shares. Purchaser acknowledges that the Company has not made any representation, express or implied, with respect to the accuracy, completeness or adequacy of any available information except, with respect to the Company, as expressly set forth in the SEC Reports or to the extent such information is covered by the representations and warranties of the Company contained in Section 3.1.

(j) Brokers and Finders. No Person engaged by such Purchaser will have, as a result of the transactions contemplated by the Transaction Documents, any right, interest or claim against or upon the Company or any Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser.

(k) Independent Investment Decision. Such Purchaser has independently evaluated the merits of its decision to purchase Common Shares pursuant to the Transaction Documents, and such Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Common Shares constitutes legal, regulatory, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate to make an informed investment decision, without reliance on the Placement Agent, in connection with its purchase of the Common Shares.

(l) ERISA. (i) If Purchaser is, or is acting on behalf of, an ERISA Entity (as defined below), Purchaser represents and warrants that on the date hereof;

(A) The decision to invest assets of the ERISA Entity in the Common Shares was made by fiduciaries independent of the Company or its affiliates, which fiduciaries are duly authorized to make such investment decisions and who have not relied on any advice or recommendations of the Company or its affiliates;

(B) Neither the Company nor any of its agents, representatives or affiliates have exercised any discretionary authority or control with respect to the ERISA Entity’s investment in the Common Shares;

(C) The purchase and holding of the Common Shares will not constitute a nonexempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable similar laws; and

(D) The terms of the Documents comply with the instruments and applicable laws governing such ERISA Entity.

(ii) For the purpose of this paragraph, the term “ERISA Entity” will mean (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA subject to Title I of ERISA, (B) a “plan” within the meaning of Section 4975(e)(1) of the Code and (C) any person whose assets are deemed to be “plan assets” within the meaning of ERISA Section 3(42).

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(m) Reliance on Exemptions. Such Purchaser understands that the Common Shares being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying upon, among other things, the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Common Shares.

(n) No Governmental Review. Such Purchaser understands that no U.S. federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Common Shares or the fairness or suitability of the investment in the Common Shares nor have such authorities passed upon or endorsed the merits of the offering of the Common Shares. Purchaser understands that the Common Shares are not savings accounts, deposits or other obligations of any bank and are not insured by the FDIC, including the FDIC’s Deposit Insurance Fund, or any other governmental agency.

(o) Antitrust. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental entity or authority or any other person or entity in respect of any law or regulation, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, is necessary or required, and no lapse of a waiting period under law applicable to such Purchaser is necessary or required, in each case in connection with the execution, delivery or performance by such Purchaser of this Agreement or the purchase of the Common Shares contemplated hereby.

(p) Residency. Such Purchaser’s office in which its investment decision with respect to the Common Shares was made is located in the jurisdiction immediately below such Purchaser’s name on its signature page hereto.

(q) Regulatory Matters. Purchaser understands and acknowledges that: (i) the Company is a registered bank holding company under the BHCA, and is subject to regulation by the FRB; (ii) acquisitions of interests in bank holding companies are subject to the BHCA and the Change in Bank Control Act (the “CIBCA”) and may be reviewed by the FRB to determine the circumstances under which such acquisitions of interests will result in Purchaser becoming subject to the BHCA or subject to the prior notice requirements of the CIBCA. Assuming the accuracy of the representations and warranties of the Company contained herein, Purchaser represents that: (A) neither it nor its Affiliates will, as a result of the transactions contemplated herein, be deemed to (i) own or control 10% or more of any class of voting securities of the Company or (ii) otherwise control the Company for purposes of the BHCA or CIBCA, and (B) to its knowledge, the purchase of such Common Shares shall not (i) cause such Purchaser or any of its Affiliates to violate any bank regulation or (ii) require such Purchaser or any of its Affiliates to file a prior notice with the FRB or its delegee under the CIBCA or the BHCA or obtain the prior approval of any bank regulator. Purchaser is not participating and has not participated with any other investor in the offering of the Common Shares in any joint activity or parallel action towards a common goal between or among such investors of acquiring control of the Company. The Purchaser currently owns the number of shares of Common Stock set forth below such Purchaser’s name on the signature page of this Agreement.

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(r) OFAC and Anti-Money Laundering. The Purchaser understands, acknowledges, represents and agrees that (i) the Purchaser is not the target of any enforcement action conducted by the Office of Foreign Assets Control, the Financial Crimes Enforcement Network or any other U.S. governmental entity for violating the laws, Executive Orders or programs administered by OFAC (“U.S. Sanctions Laws”) or applicable anti-money laundering laws or regulations; (ii) the Purchaser is not owned by, controlled by, under common control with, or acting on behalf of any person that is a Sanctioned Person; (iii) the Purchaser is not a “foreign shell bank” and is not acting on behalf of a “foreign shell bank” under applicable anti-money laundering laws and regulations; (iv) the Purchaser’s entry into this Agreement or consummation of the transactions contemplated hereby will not contravene U.S. Sanctions Laws or applicable anti-money laundering laws or regulations; (v) the Purchaser will promptly provide to the Company or any regulatory or law enforcement authority such information or documentation as may be required to comply with U.S. Sanctions Laws or applicable anti-money laundering laws or regulations; and (vi) the Company may provide to any regulatory or law enforcement authority information or documentation regarding, or provided by, the Purchaser for the purposes of complying with U.S. Sanctions Laws or applicable anti-money laundering laws or regulations; provided, however, that if permitted under applicable law or regulations, the Company shall give the Purchaser written notice at least ten (10) days prior to releasing any confidential information about the Purchaser, and if applicable, any of its underlying beneficial owners or control persons.

(s) No Discussions. Purchaser has not discussed the Offering with any other party or potential investors (other than the Company’s authorized Representatives (as defined in Section 4.6), any other Purchaser, and Purchaser’s authorized Representatives (as defined in Section 4.6)), except as expressly permitted under the terms of this Agreement.

(t) Knowledge as to Conditions. Purchaser does not know of any reason why any regulatory approvals and, to the extent necessary, any other approvals, authorizations, filings, registrations, and notices required or otherwise a condition to the consummation by it of the transactions contemplated by this Agreement will not be obtained.

The Company and each of the Purchasers acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article 3 and otherwise in the Transaction Documents.

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ARTICLE 4

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Compliance with Laws. Notwithstanding any other provision of this Article 4, each Purchaser covenants that the Common Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state, federal or foreign securities laws. In connection with any transfer of the Common Shares other than (i) pursuant to an effective registration statement, (ii) to the Company, (iii) to an Affiliate of a Purchaser or (iv) pursuant to Rule 144 (provided that the transferor provides the Company with reasonable assurances (in the form of a seller representation letter and, if applicable, a broker representation letter) that such securities may be sold pursuant to such rule), the Company may require the transferor thereof to provide to the Company and the Transfer Agent, at the transferor’s expense, an opinion of counsel selected by the transferor, which counsel must be reasonably acceptable to the Company and the Transfer Agent, and the form and substance of which opinion shall be reasonably satisfactory to the Company and the Transfer Agent, to the effect that such transfer does not require registration of such transferred Common Shares under the Securities Act. As a condition of transfer (other than pursuant to clauses (i), (ii), (iii) or (iv) of the preceding sentence), any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of a Purchaser under this Agreement and the Registration Rights Agreement with respect to such transferred Common Shares.

(b) Legends. Certificates evidencing the Common Shares shall bear a restrictive legend in the following form (and, with respect to Common Shares held in book-entry form, the Transfer Agent will record such a legend on the share register), until such time as they are not required under Section 4.1(c) or applicable law:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL WHICH COUNSEL AND OPINION MUST BE REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT (PROVIDED THAT THE TRANSFEROR PROVIDES THE COMPANY WITH REASONABLE ASSURANCES (IN THE FORM OF A SELLER REPRESENTATION LETTER AND, IF APPLICABLE, A BROKER REPRESENTATION LETTER) THAT THE SECURITIES MAY BE SOLD PURSUANT TO SUCH RULE). NO REPRESENTATION IS MADE BY THE ISSUER AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE SECURITIES. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

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(c) Removal of Legends. The restrictive legend set forth in Section 4.1(b) above shall be removed and the Company shall issue a certificate without such restrictive legend or any other restrictive legend to the holder of the applicable Common Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at DTC, if (i) such Common Shares are registered for resale under the Securities Act, (ii) such Common Shares are sold or transferred pursuant to Rule 144 (if the transferor is not an Affiliate of the Company), or (iii) such Common Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to such securities and without volume or manner-of-sale restrictions. Following the earlier of (i) the Effective Date (as defined in the Registration Rights Agreement) or (ii) Rule 144 becoming available for the resale of Common Shares (if the holder of the Common Shares is not an Affiliate of the Company), without the requirement for the Company to be in compliance with the current public information required under 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Common Shares and without volume or manner-of-sale restrictions, the Company shall instruct the Transfer Agent to remove the legend from the Common Shares and shall cause its counsel to issue any legend removal opinion required by the Transfer Agent. Any fees (with respect to the Transfer Agent, Company Counsel or otherwise) associated with the issuance of such opinion or the removal of such legend shall be borne by the Company. If a legend is no longer required pursuant to the foregoing, the Company will no later than one (1) Trading Day following the delivery by a Purchaser to the Company or the Transfer Agent (with notice to the Company) of a legended certificate or instrument representing such Common Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form reasonably necessary to affect the reissuance and/or transfer) and a representation letter to the extent required by Section 4.1(a), deliver or cause to be delivered to such Purchaser a certificate or instrument (as the case may be) representing such Common Shares that is free from all restrictive legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1(c). Certificates for Common Shares free from all restrictive legends may be transmitted by the Transfer Agent to the Purchasers by crediting the account of the Purchaser’s prime broker with DTC as directed by such Purchaser.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Common Shares may result in dilution of the outstanding shares of Common Stock. The Company further acknowledges that its obligations under the Transaction Documents, including without limitation its obligation to issue the Common Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

4.3 Furnishing of Information. In order to enable the Purchasers to sell the Common Shares under Rule 144 of the Securities Act, the Company shall timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. If the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available the information described in Rule 144(c)(2), if the provision of such information will allow resales of the Common Shares pursuant to Rule 144.

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4.4 Form D and Blue Sky. The Company agrees to timely file a Form D with respect to the Common Shares as required under Regulation D. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Common Shares for sale to the Purchasers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Common Shares required under applicable securities or Blue Sky laws of the states of the United States following the Closing Date.

4.5 No Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Common Shares in a manner that would require the registration under the Securities Act of the sale of the Common Shares to the Purchasers.

4.6 Securities Laws Disclosure; Publicity. On or before the Disclosure Time, the Company shall issue one or more press releases (collectively, the “Press Release”) disclosing the material terms of the transactions contemplated hereby and by the Merger Agreement, including, without limitation, the execution of this Agreement and the Merger Agreement, and any other material, non-public information received from the Company, any Subsidiary or any of their respective officers, directors, Affiliates, employees or agents. On or before 5:30 p.m., New York time, on the fourth Trading Day immediately following the execution of this Agreement, the Company will file a Current Report on Form 8-K with the Commission describing the terms of the Transaction Documents. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser or any Affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any Affiliate or investment adviser of any Purchaser in any press release or filing with the Commission (other than the Registration Statement) or Trading Market, without the prior written consent of such Purchaser, except (i) as required by federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Documents with the Commission and (ii) to the extent such disclosure is required by law, at the request of the Staff of the Commission or Trading Market regulations, in which case the Company shall provide the Purchasers with three (3) Business Days prior written notice of such disclosure permitted under subclause (i) and (ii) to the extent practicable and allowed by applicable law. On or before 5:30 p.m., New York time, on the fourth Trading Day immediately following the Closing Date, the Company will file a Current Report on Form 8-K with the Commission describing the consummation of the transactions contemplated by the Transaction Documents, including the issuance of Common Stock and consummation of the Merger. From and after the earlier of (i) the issuance of the Press Release and (ii) the Disclosure Time, (i) no Purchaser shall be in possession of any material, non-public information received from the Company, any Subsidiary or any of their respective officers, directors, Affiliates, employees or agents and (ii) any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, employees, Affiliates or agents, on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate and be of no further force or effect. In addition, the Company shall promptly but in any event within one (1) Business Day notify the Purchasers in writing to the extent all material, non-public information delivered to the Purchasers

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by the Company or any of its Subsidiaries, any of their respective officers, directors, employees, Affiliates or agents, cease to be material, non-public information of the Company (the “Cleansing Notice”). The Company understands and confirms that each of the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until the earlier of (i) the Cleansing Date or (ii) termination of this Agreement, such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction); provided, however, that such Purchaser may disclose any such information (i) to its Affiliates or any of its or its Affiliates’ partners, directors, officers, employees, agents, custodians, administrators, contractors, advisors (including, without limitation, financial, investment and legal advisors, representatives, accountants, auditors, beneficial owners and clients) (collectively, such Purchaser’s “Representatives”) provided that any such Representative agrees to maintain the confidentiality of such information and provided that such Purchaser will be responsible for any breach of the confidentiality terms of this Agreement by any of such Purchaser’s Representatives or (ii) as is required or advisable under any law or regulation or legal process (provided that in such case such Purchaser will, if permissible, advise and consult with the Company prior to making any such disclosure).

4.7 Non-Public Information. Except with the express written consent of such Purchaser and unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause each Subsidiary and each of their respective officers, directors, employees and agents, not to, and each Purchaser shall not directly solicit the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents to provide any Purchaser with any material, non-public information regarding the Company or any of its Subsidiaries from and after the filing of the Press Release.

4.8 Indemnification.

(a) Indemnification of Purchasers. In addition to the indemnity provided in the Registration Rights Agreement, the Company will indemnify and hold each Purchaser and its directors, officers, stockholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling person (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of (i) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents and the transactions contemplated thereby or (ii) any action instituted against a Purchaser Party in any capacity, or any of them or their respective Affiliates, by a third party (including for these purposes a derivative action brought on behalf of the Company), with respect to (x) the execution, delivery, performance or enforcement of the

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Transaction Documents, (y) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Common Shares, or (z) the status of such Purchaser or holder of the Common Shares as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents (the “Indemnified Liabilities”). The Company will not be liable to any Purchaser Party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents or attributable to the gross negligence or willful misconduct on the part of such Purchaser Party. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

(b) Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 4.8(a), such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; provided, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially and adversely prejudiced by such failure to notify (as determined by a court of competent jurisdiction, which determination is not subject to appeal or further review). In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; provided, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Company shall keep the Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Person, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding and contains no admission of liability on behalf of any Indemnified Person in respect thereof.

4.9 Reserved.

4.10 Use of Proceeds. The Company intends to use the net proceeds from the sale of the Common Shares hereunder for general corporate purposes, including as working capital, providing capital to support the Mergers, and funding the opportunistic acquisition of similar or complementary financial service organizations.

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4.11 Limitation on Beneficial Ownership. No Purchaser (and its Affiliates or any other Persons with which it is acting in concert) will be entitled to purchase a number of Common Shares that would result in such Purchaser becoming, directly or indirectly, the beneficial owner (as determined under Rule 13d-3 under the Exchange Act) of more than 9.9% of the number of shares of Common Stock issued and outstanding.

4.12 Reserved.

4.13 Bank Regulatory Matters. Notwithstanding anything to the contrary herein, (a) neither the Company nor any of its Subsidiaries shall take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock, in each case, where Purchaser is not given the right to participate in such redemption, repurchase, rescission or recapitalization to the extent of Purchaser’s pro rata proportion) and (b) no Purchaser shall be required to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in each case, that would reasonably be expected to cause (i) such Purchaser’s ownership of any class of voting securities of the Company (together with the ownership by such Purchaser’s Affiliates (as such term is used under the BHC Act) of voting securities of the Company) to exceed 9.9% (or 4.9% if such Purchaser is a bank holding company), without the prior written consent of such Purchaser, or (ii) such Purchaser, its Affiliates or any of their partners or principals to (A) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” the Company or be required to provide prior notice pursuant to the CIBCA; (C) serve as a source of financial strength to the Company pursuant to the BHC Act or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any Governmental Entity, provide capital support to the Company or any of its Subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, the Company or any of its Subsidiaries (each of clauses (A) through (D)), a “Materially Burdensome Condition”). In the event a Purchaser or the Company believes that the imposition of a Materially Burdensome Condition is reasonably likely to occur, the party shall promptly notify the other party and all parties shall cooperate in good faith to consider, to the extent commercially reasonable, such modifications or arrangements as may be necessary or advisable to avoid imposition of the Materially Burdensome Condition.

4.14 Corporate Opportunities. The Company acknowledges that Purchasers and their Affiliates and related investment funds may review the business plans and related proprietary information of any enterprise, including enterprises that may have products or services that compete directly or indirectly with those of the Company and its Subsidiaries, and may trade in the securities of such enterprise. None of the Purchasers, any related investments funds or any of their respective Affiliates shall be precluded or in any way restricted from investing or participating in any particular enterprise, or trading in the securities thereof whether or not such enterprise) has products or services that compete with those of the Company and its Subsidiaries. The Company expressly acknowledges and agrees that: (a) each Purchaser, any related investment funds and any

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of their respective Affiliates have the right to, and shall have no duty (contractual or otherwise) not to, directly or indirectly, engage in the same or similar business activities or lines of business as the Company and its Subsidiaries; and (b) in the event that any Purchaser, any related investment funds or any of their respective Affiliates acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company or any of its Subsidiaries, such Purchaser, any related investment funds or any of their respective Affiliates shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or any of its Subsidiaries, and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to the Company or any of its Subsidiaries or shareholders of the Company for breach of any duty (contractual or otherwise) by reason of the fact that such Purchaser, any Affiliate thereof, any related investment fund thereof or any of their respective Affiliates, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company.

ARTICLE 5

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions Precedent to the Obligations of the Purchasers to Purchase Common Shares. The obligation of each Purchaser to acquire Common Shares at the Closing is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by such Purchaser (as to itself only):

(a) Representations and Warranties. The representations and warranties of the Company contained herein (without giving effect to any “material,” “materiality” or Material Adverse Effect qualifications contained in such representations and warranties) shall be true and correct in all respects as of the Closing Date (except for representations and warranties that speak as of a specific date, which are true and correct in all respects as of such specified date), except to the extent the failure(s) of such representations or warranties to be true and correct, either individually or in the aggregate, and without giving effect to any “material,” “materiality” or Material Adverse Effect qualifications contained in such representations and warranties, has had or would reasonably be expected to have a Material Adverse Effect.

(b) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d) Consents. Other than the Required Approvals contemplated in Section 3.1(e)(i), (ii) and (iii) above, the Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Common Shares, all of which shall be and remain so long as necessary in full force and effect.

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(e) Merger Agreement. The Merger Agreement shall have been duly authorized, executed and delivered by each of the parties thereto.

(f) Listing. The Company shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of the Common Shares, and the Nasdaq Stock Market, LLC shall not have objected to the filing and the transactions described therein.

(g) Minimum Investment Amount. The Company shall have received aggregate gross proceeds from the sale of the Common Shares to Purchasers hereunder of not less than $200.0 million on or prior to the Closing Date.

(h) Company Deliverables. The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a).

(i) Compliance Certificate. The Company shall have delivered to each Purchaser a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Sections 5.1(a) and (b) in the form attached hereto as Exhibit D.

(j) Termination. This Agreement shall not have been terminated as to such Purchaser in accordance with Section 6.15 herein.

(k) Bank Regulatory Issues. The purchase of such Common Shares shall not (i) cause such Purchaser or any of its Affiliates to violate any bank regulation, (ii) require such Purchaser or any of its Affiliates to file a prior notice with the FRB or its delegee under the CIBCA or the BHCA or obtain the prior approval of any bank regulator or (iii) cause such Purchaser, together with any other person whose Company securities would be aggregated with such Purchaser’s Company securities for purposes of any bank regulation or law, to collectively be deemed to own, control or have the power to vote securities which (assuming, for this purpose only, full conversion and/or exercise of such securities by the Purchaser) would represent more than the greater of 9.9% (or 4.9% if such Purchaser is a bank holding company) of any class of voting securities of the Company outstanding at such time or any greater limit provided by the Federal Reserve applicable to such Purchaser.

5.2 Conditions Precedent to the Obligations of the Company to Sell Common Shares. The Company’s obligation to sell and issue the Common Shares at the Closing is subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any of which may be waived by the Company:

(a) Representations and Warranties. The representations and warranties made by each Purchaser in Section 3.2 hereof (without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties) shall be true and correct in all respects as of the Closing Date (except for representations and warranties that speak as of a specific date, which are true and correct in all respects as of such specified date), except to the extent the failure(s) of such representations or warranties to be true and correct, either individually or in the aggregate, and without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties, would not prevent or materially impair or delay the ability of Purchaser to consummate the Closing.

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(b) Performance. Such Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d) Minimum Investment Amount. The Company shall have received aggregate gross proceeds from the sale of the Common Shares to Purchasers hereunder of not less than $200.0 million on or prior to the Closing Date.

(e) Purchasers Deliverables. Such Purchaser shall have delivered its Purchaser Deliverables in accordance with Section 2.2(b).

(f) Termination. This Agreement shall not have been terminated as to such Purchaser in accordance with Section 6.15 herein.

ARTICLE 6

MISCELLANEOUS

6.1 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.2 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via e-mail (provided the sender receives a machine-generated confirmation of successful e-mail notification or confirmation of receipt of an e-mail transmission) at the e-mail address specified in this Section prior to 5:00 p.m., New York time, on a Trading Day, (b) if sent by U.S. nationally recognized overnight courier service with next day delivery specified (receipt requested) the Trading Day following delivery to such courier service, or (c) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

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If to the Company:	WesBanco, Inc. 1 Bank Plaza Wheeling, WV 26003 Attention: Jeffrey H. Jackson Email: jeff.jackson@wesbanco.com

With a copy to:	Phillips, Gardill, Kaiser & Altmeyer, PLLC 61 Fourteenth Street Wheeling, WV 26003 Attn: James Gardill Email: JamesGardill@pgka.com

If to a Purchaser:	To the address set forth under such Purchaser’s name on the signature page hereof; or such other address as may be designated in writing hereafter, in the same manner, by such Person.

6.3 Amendments; Waivers; No Additional Consideration. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by an officer or a duly authorized representative of such party. No consideration (other than the reimbursement of legal fees) shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of any Transaction Document unless the same consideration is also offered to all Purchasers who then hold Common Shares.

6.4 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

6.5 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchasers. Any Purchaser may assign its rights hereunder in whole or in part to one or more of its Affiliates and to any Person to whom such Purchaser assigns or transfers any Common Shares in compliance with the Transaction Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to the transferred Common Shares, by the terms and conditions of this Agreement that apply to the Purchasers.

6.6 Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than, solely with respect to the provisions of Section 4.8, the Indemnified Persons.

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6.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without regard to the conflicts of law principles of any jurisdiction that would apply the law of a jurisdiction other than the State of New York. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the state and federal courts sitting in The City of New York, Borough of Manhattan, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by Law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.8 Survival. Subject to applicable statute of limitations, the representations and warranties and agreements and covenants to be performed after the Closing contained herein shall survive the Closing and the delivery of the Common Shares.

6.9 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that the parties need not sign the same counterpart. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.10 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.11 Replacement of Common Shares. If any certificate or instrument evidencing any Common Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory

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to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is reasonably required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Common Shares. If a replacement certificate or instrument evidencing any Common Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

6.12 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company may be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

6.13 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.14 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The decision of each Purchaser to purchase Common Shares pursuant to the Transaction Documents has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any Subsidiary which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser and any of its agents or employees shall have any liability to any other Purchaser (or any other Person) relating to or arising from any such information, materials, statement or opinions. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with

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making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Common Shares or enforcing its rights under the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers. Each Purchaser acknowledges it has relied on the advice of its own respective counsel in connection with making its investment decision.

6.15 Termination, Rescission.

(a) This Agreement may be terminated and the sale and purchase of the Common Shares abandoned at any time prior to the Closing by either the Company or any Purchaser (with respect to itself only) upon written notice to the other, if the Closing has not been consummated on or prior to 5:00 p.m., New York City time, on the Outside Date; provided, however, that the right to terminate this Agreement under this Section 6.15 shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such time. In the event that any Purchaser terminates this Agreement with respect to itself, the Company shall give prompt notice of the termination to each other Purchaser, and, as necessary, work in good faith to restructure the transaction to allow each Purchaser that does not exercise a termination right to purchase the full number of Common Shares set forth below such Purchaser’s name on the signature page of this Agreement while remaining in compliance with Section 4.11. Nothing in this Section 6.15 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents. In the event of a termination pursuant to this Section 6.15, the Company shall promptly notify all non-terminating Purchasers. Upon a termination in accordance with this Section 6.15, the Company and the terminating Purchaser(s) shall not have any further obligation or liability (including arising from such termination) to the other, and no Purchaser will have any liability to any other Purchaser under the Transaction Documents as a result therefrom.

(b) Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

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6.16 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no party shall be required to make any disclosure or furnish access to any information (whether pursuant to a representation or warranty or otherwise) that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken when the limitations of the preceding sentence apply. Notwithstanding the foregoing, no failure to disclose pursuant to this Section 6.16 will operate to waive or exclude a breach of any representation, warranty or covenant of this Agreement.

[REMAINDER OF THE PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

WESBANCO, INC.

By:
Name: Jeffrey H. Jackson
Title: President & Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES FOR PURCHASERS FOLLOW]

Company Signature Page

PURCHASER:

By:

Name:
Title:

Aggregate Purchase Price (Subscription Amount): $ __________

Number of Common Shares to be Acquired: ________
Number of shares of Common Stock currently owned by Purchaser: ________________________________________

Tax ID No.:

Jurisdiction Where
Investment Decision Made:

Address for Notice:

Telephone No.:
E-mail Address:

Attention:

Delivery Instructions:
(if different than above)

c/o

Street:

City/State/Zip:

Attention:

Telephone No.:

Purchaser Signature Page

EXHIBITS

A	Form of Registration Rights Agreement
B	Forms of Opinions of Company Counsel
C	Form of Secretary’s Certificate
D	Form of Officer’s Certificate

Exhibit 10.2

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of July 25, 2024, by and among Wesbanco, Inc., a West Virginia corporation (the “Company”), and the several purchasers signatory hereto (each a “Purchaser” and collectively, the “Purchasers”).

This Agreement is made pursuant to the Securities Purchase Agreement, dated as of July 25, 2024, by and among the Company and each Purchaser (as amended, the “Securities Purchase Agreement”).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each of the Purchasers agree as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Securities Purchase Agreement shall have the meanings given such terms in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Advisement” shall have the meaning set forth in Section 7(d).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Availability Date” shall have the meaning set forth in Section 4(m).

“Business Day” means a day, other than a Saturday or Sunday, on which banks in the city of New York are open for the general transaction of business.

“Common Shares” means shares of Common Stock issued pursuant to the Securities Purchase Agreement, issued to a Purchaser pursuant to the Securities Purchase Agreement.

“Common Stock” means the common stock of the Company, par value $2.0833 per share, and any securities into which such shares of common stock may hereinafter be reclassified.

“Company” shall have the meaning set forth in the Preamble.

“Effective Date” means, as applicable, the date that a Registration Statement filed pursuant to Section 2(a) is first declared effective by the Commission or otherwise becomes effective.

“Effectiveness Deadline” means the earlier of (a) the 60th calendar day following the Closing Date (or the 90th calendar day following the Closing Date in the event that such registration statement is subject to a full review by the Commission) and (ii) the fifth Trading Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review (and the Commission does not rescind such notice); provided, that if the applicable Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, such Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business.

“Effectiveness Period” shall have the meaning set forth in Section 2(b).

“Event” shall have the meaning set forth in Section 2(c).

“Event Date” shall have the meaning set forth in Section 2(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Filing Deadline” means the 45th calendar day following the Closing Date; provided, that if an applicable Filing Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, such Filing Deadline shall be extended to the next business day on which the Commission is open for business.

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of applicable Registrable Securities.

“Indemnified Party” shall have the meaning set forth in Section 6(c).

“Indemnifying Party” shall have the meaning set forth in Section 6(c).

“Initial Registration Statement” shall have the meaning set forth in Section 2(a).

“Liquidated Damages” shall have the meaning set forth in Section 2(c).

“Losses” shall have the meaning set forth in Section 6(a).

“New Registration Statement” shall have the meaning set forth in Section 2(a).

“Opt-Out Notice” shall have the meaning set forth in Section 2(h).

“Permitted Agreement” shall have the meaning set forth in Section 7(b).

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization or governmental authority.

“Piggyback Registration” has the meaning set forth in Section 3(a).

“Piggyback Stockholder” has the meaning set forth in Section 3(a).

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed or quoted for trading, which, as of the date of this Agreement, is the Nasdaq Global Select Market.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Purchase Agreement” or “Purchase Agreements” shall mean the Securities Purchase Agreement.

“Purchaser” or “Purchasers” shall have the meaning set forth in the Preamble.

“Registrable Securities” means (a) all of the Common Shares issued pursuant to the Securities Purchase Agreement and (b) and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to such Common Shares, provided, that the Holder has completed and delivered to the Company a Selling Stockholder Questionnaire; and provided, further, that such securities shall cease to be Registrable Securities upon the earliest to occur of the following: (A) a sale pursuant to a Registration Statement or Rule 144 under the Securities Act (in which case, only such securities sold shall cease to be a Registrable Security); (B) if such securities have ceased to be outstanding (in which case, only such securities that have ceased to be outstanding shall cease to be a Registrable Security); (C) if such securities have been sold in a private transaction in which the Holder’s rights under this Agreement have not been assigned to the transferee (in which, case only such securities sold shall cease to be a Registrable Security); or (D) if such securities are eligible to be sold by the holder thereof pursuant to Rule 144 under the Securities Act without limitation, restriction or condition (including any current public information requirement) thereunder.

“Registration Statements” means any one or more registration statements of the Company filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement (including without limitation an Initial Registration Statement, a New Registration Statement, and any Remainder Registration Statements), amendments and supplements to such Registration Statements, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statements.

“Remainder Registration Statement” shall have the meaning set forth in Section 2(a).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Guidance” means (i) any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Stockholder Questionnaire” means a questionnaire in the form attached as Annex B hereto, or such other form of questionnaire as may reasonably be adopted by the Company from time to time.

“Special Registration” means the registration (a) in connection with any employee stock option or other benefit plan, (b) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing stockholders, (c) for an offering solely of debt that is not convertible into equity securities of the Company, or (d) for a dividend reinvestment plan.

“Trading Day” means a day on which the Common Stock is listed or quoted on its Principal Trading Market; provided, that in the event that the Common Stock is not listed or quoted on a Trading Market, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the NYSE, the NYSE Amex, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTCQX, OTCQB or Pink markets operated by OTCMarkets on which the Common Stock is listed or quoted for trading on the date in question.

2. Registration.

(a) On or prior to the Filing Deadline, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other means of distribution of Registrable Securities as the Company may reasonably determine (the “Initial Registration Statement”). The Initial Registration Statement shall be an automatic shelf registration statement on Form S-3 (or successor form), or if the Company is not a well-known seasoned issuer, a shelf registration statement on Form S-3 (or successor form) (except if the Company is then ineligible to register for resale of the Registrable

Securities on Form S-3, in which case such registration shall be on such other form available to the Company to register for resale of the Registrable Securities as a secondary offering) subject to the provisions of Section 2(f) and shall contain (except if otherwise required pursuant to (i) written comments received from the Commission upon a review of such Registration Statement) or (ii) a change in SEC Guidance, the “Plan of Distribution” section substantially in the form attached hereto as Annex A. Notwithstanding the registration obligations set forth in this Section 2, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the Commission and/or (ii) withdraw the Initial Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to the Company to register for resale the Registrable Securities as a secondary offering; provided, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09. Notwithstanding any other provision of this Agreement and subject to the payment of Liquidated Damages in Section 2(c), if any SEC Guidance sets forth a limitation of the number of Registrable Securities or other shares of Common Stock permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), the number of Registrable Securities or other shares of Common Stock to be registered on such Registration Statement will be reduced on a pro rata basis among all Purchasers based on the amount of Registrable Securities then held by each such Purchaser. In the event the Company amends the Initial Registration Statement or files a New Registration Statement, as the case may be, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to the Company to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended, or the New Registration Statement (the “Remainder Registration Statements”). No Holder shall be named as an “underwriter” in any Registration Statement without such Holder’s prior written consent. Notwithstanding anything in this Agreement to the contrary, in the event (i) the Company includes securities in any Registration Statement other than Registrable Securities and (ii) the Commission requires the Company to cutback the number of securities included in such Registration Statement in order for the offering pursuant to such Registration Statement to be deemed a secondary offering, or for any other reason, first, such other securities shall be cutback in full prior to any cutback of any Registrable Securities.

(b) The Company shall use its commercially reasonable efforts to cause each applicable Registration Statement to become or be made or declared effective by the Commission as soon as practicable and, with respect to an Initial Registration Statement or New Registration Statement, as applicable, no later than the applicable Effectiveness Deadline, and shall use its commercially reasonable efforts to keep each such Registration Statement continuously effective under the Securities Act until such time as all of the Registrable Securities covered by such Registration Statement have been sold by the Holders (as applicable, the “Effectiveness Period”).

Unless a Registration Statement otherwise becomes effective without being made or declared effective by the Commission, the Company shall request effectiveness of the Registration Statement as of 5:00 p.m. New York time on a Trading Day. The Company shall promptly notify the Holders via e-mail of a “.pdf” format data file of the effectiveness of a Registration Statement within one (1) Business Day of the applicable Effective Date. Unless a final Prospectus is included in a Registration Statement at the time the Registration Statement becomes effective, the Company shall, by 9:30 a.m. New York time on the first Trading Day after the applicable Effective Date, file a final Prospectus with the Commission, as required by Rule 424(b).

(c) If: (i) the Initial Registration Statement is not filed with the Commission on or prior to the applicable Filing Deadline, (ii) the Initial Registration Statement or the New Registration Statement, as applicable, is not made or declared effective by the Commission (or otherwise does not become effective) for any reason on or prior to the applicable Effectiveness Deadline, or (iii) after its Effective Date, (A) such Registration Statement ceases for any reason (including without limitation by reason of a stop order, or the Company’s failure to update the Registration Statement), to remain continuously effective as to all Registrable Securities for which it is required to be effective or (B) the applicable Holders are not permitted to utilize the Prospectus therein to resell such Registrable Securities, in the case of (A) and (B) other than during an Allowable Grace Period (as defined in Section 2(e) of this Agreement), (iv) a Grace Period (as defined in Section 2(e) of this Agreement) exceeds the length of an Allowable Grace Period, or (v) after the date six months following the Closing Date, and only in the event a Registration Statement is not effective or available to sell all applicable Registrable Securities, the Company fails to file with the SEC any required reports under Section 13 or 15(d) of the 1934 Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable), as a result of which the Holders who are not affiliates are unable to sell Registrable Securities without restriction under Rule 144 (or any successor thereto) (any such failure or breach in clauses (i) through (v) above being referred to as an “Event,” and, for purposes of clauses (i), (ii), (iii) or (v), the date on which such Event occurs, or for purposes of clause (iv) the date on which such Allowable Grace Period is exceeded, being referred to as an “Event Date”), then in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty (“Liquidated Damages”), equal to 1.0% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any such Registrable Securities held by such Holder, with respect to which a Registration Statement is not effective or available to sell such Registrable Securities, on the Event Date. The parties agree that notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable (i) if as of the relevant Event Date (or the relevant monthly anniversary thereof, if applicable), the Registrable Securities (A) may be sold by non-affiliates without volume or manner of sale restrictions under Rule 144 and the Company is in compliance with the current public information requirements under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (B) may be sold by non-affiliates without volume or manner of sale restrictions under Rule 144 and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company’s transfer agent or (ii) with respect to any period after the expiration of the Effectiveness Period (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Effectiveness Period). If the Company fails to pay any Liquidated Damages pursuant to this Section 2(c) in full within five (5) Business Days after the date payable, the Company will pay interest thereon at a rate of 1.0% per month (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date. The applicable Effectiveness Deadline for a Registration Statement shall be extended without default or Liquidated Damages hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results solely from the failure of a Purchaser to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which case the Effectiveness Deadline with respect to such Purchaser would be extended with respect to Registrable Securities held by such Purchaser).

(d) Each Holder agrees to furnish to the Company a completed Selling Stockholder Questionnaire not more than ten (10) Trading Days following the date of this Agreement. At least five (5) Trading Days prior to the filing date of the Initial Registration Statement, the Company will notify each Holder of the information the Company reasonably requires from that Holder other than the information contained in the Selling Stockholder Questionnaire, if any, which shall be completed and delivered to the Company promptly upon request and, in any event, within two (2) Trading Days following such request. Each Holder further agrees that it shall not be entitled to be named as a selling securityholder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time, unless such Holder has returned to the Company a completed and signed Selling Stockholder Questionnaire and a response to any requests for further information as described in the previous sentence. If a Holder of Registrable Securities returns a Selling Stockholder Questionnaire or a request for further information, in either case, after its respective deadline, the Company shall use its commercially reasonable efforts at the expense of the Holder who failed to return the Selling Stockholder Questionnaire or to respond for further information to take such actions as are required to name such Holder as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto and to include (to the extent not theretofore included) in the Registration Statement the Registrable Securities identified in such late Selling Stockholder Questionnaire or request for further information. Each Holder acknowledges and agrees that the information in the Selling Stockholder Questionnaire or request for further information as described in this Section 2(d) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

(e) Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been made or declared effective by the Commission (or otherwise becomes effective), the Company may delay the public disclosure of material non-public information concerning the Company if the disclosure of such information at the time is not, in the good faith judgment of the Company, in the best interests of the Company (a “Grace Period”); provided, the Company shall promptly (i) notify the Holders in writing of the existence of material non-public information giving rise to a Grace Period (which notice shall not contain material non-public information and which notice shall not subject the Holders to any duty of confidentiality)

or the need to file a post-effective amendment, as applicable, and the date on which such Grace Period will begin, (ii) use commercially reasonable efforts to terminate a Grace Period as promptly as practicable and (iii) notify the Holders in writing of the date on which the Grace Period ends; provided, further, that no single Grace Period shall exceed thirty (30) consecutive days, and during any three hundred sixty-five (365) day period, the aggregate of all Grace Periods shall not exceed an aggregate of sixty (60) days (each Grace Period complying with this provision being an “Allowable Grace Period”). For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Holders receive the notice referred to in clause (i) above and shall end on and include the later of the date the Holders receive the notice referred to in clause (iii) above and the date referred to in such notice; provided, that no Grace Period shall be longer than an Allowable Grace Period. Notwithstanding anything to the contrary, the Company shall direct the Transfer Agent to deliver unlegended Common Stock (whether through DTC, book-entry or physical certificates) to a transferee of a Holder in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which a Holder has entered into a contract for sale prior to the Holder’s receipt of the notice of a Grace Period and for which the Holder has not yet settled.

(f) In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) use commercially reasonable efforts to register the resale of the Registrable Securities on another appropriate form and (ii) undertake to use commercially reasonable efforts to register the Registrable Securities on Form S-3 promptly after such form is available, provided that the Company shall use commercially reasonable efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission (or otherwise becomes effective).

(g) Each Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notices from the Company otherwise required by this Agreement; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), (a) the Company shall not deliver any notices pursuant to this Agreement to such Holder and such Holder shall no longer be entitled to the rights associated with any such notice and (b) each time prior to such Holder’s intended use of an effective Registration Statement, such Holder will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of an Allowable Grace Period was previously delivered (or would have been delivered but for the provisions of this Section 2(g)) and the related suspension period remains in effect, the Company will so notify such Holder, within one (1) Business Day of such Holder’s notification to the Company, by delivering to such Holder a copy of such previous notice of an Allowable Grace Period, and thereafter will provide such Holder with the related notice of the conclusion of such Allowable Grace Period immediately upon the conclusion thereof (which notices shall not contain any material and non-public information concerning the Company or subject such Holder to any duty of confidentiality)

3. Piggyback Registration.

(a) If, at any time after the Filing Deadline, the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of Common Stock or similar common equity securities of the Company (other than an at-the-market offering), whether or not for its own account or for the account of one or more securityholders of the Company, on a form and in a manner that would permit registration of the Registrable Securities, which shall exclude any Special Registration, the Company shall give written notice as promptly as practicable, but not later than ten (10) days prior to the anticipated date of filing of such Registration Statement, or in the case of a shelf take-down, no later than five (5) days prior to the anticipated take-down, to the Holders of its intention to effect such registration or shelf take-down and, in the case of each Holder, shall include in such registration or take-down all of such Holder’s Registrable Securities (subject to Section 3(b)) with respect to which the Company has received a written request from such Holder for inclusion therein within three (3) days after the Company’s notice is given to such Holder (a “Piggyback Registration” and any such requesting Hold that has not withdrawn its Registrable Securities from such Piggyback Registration, a “Piggyback Stockholder” with respect to such Piggyback Registration). If a Piggyback Registration under this section is proposed to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant to this Section 3(a). In the event that a Holder makes such written request, such Holder may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, at any time at least two (2) Business Days prior to the effective date of the Registration Statement relating to such Piggyback Registration or the date of the launch of the shelf take-down. The Company may postpone (provided that Piggyback Stockholders are given the option to withdraw their Registrable Securities from such postponed Piggyback Registration), terminate or withdraw any Piggyback Registration under this Section 3(a), whether or not any Holder has elected to include Registrable Securities in such registration. No Piggyback Registration shall count as an Underwritten Offering to which the Holders are entitled.

(b) Priority of Securities Offered Pursuant to Piggyback Registration. If the managing underwriter(s) of a registration of shares of Common Stock giving rise to a right to Piggyback Registration shall advise the Company and the Piggyback Stockholders with respect to such Piggyback Registration in writing that, in its good faith opinion, the total number or dollar amount of shares of Common Stock proposed to be sold in such offering and Registrable Securities requested by such Piggyback Stockholders to be included therein, in the aggregate, exceeds the number or dollar amount that can be sold in such offering without having an adverse effect on such offering, including the price at which such shares can be sold, then the Company shall include in such registration the maximum number of shares that such underwriter advises can be so sold without having such adverse effect, allocated, if the Piggyback Registration is initiated as an underwritten:

(i) primary offering for the account of the Company: (x) first, to shares of Common Stock to be included by the Company, (y) second, if subclause (x) above is satisfied, among the Registrable Securities requested to be included therein by the Holders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (z), if subclauses (x) and (y) above are satisfied, among the securities requested to be included therein by other securityholders, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them or in such other manner as they may agree; and

(ii) offering for the account of holder(s) of the Company’s securities other than the Company: (x) first, among the securities requested to be included therein by such holder who initiated the Piggyback Registration, Registrable Securities requested to be included therein by the Holders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (y) second, if subclause (x) is satisfied, to any securities requested to be included therein by any other Persons (including the Company), allocated among such Persons on a pro rata basis or in such other manner as they may agree.

4. Registration Procedures

In connection with the Company’s registration obligations hereunder:

(a) the Company shall, not less than three (3) Trading Days prior to the filing of a Registration Statement and not less than two (2) Trading Days prior to the filing of any related Prospectus or any amendment or supplement thereto (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, proxy statements, and Current Reports on Form 8-K and any similar or successor reports), furnish to the Holder copies of such Registration Statement, Prospectus or amendment or supplement thereto, as proposed to be filed, which documents will be subject to the reasonable review of such Holder (it being acknowledged and agreed that if a Holder does not object to or comment on the aforementioned documents within such three (3) Trading Day or two (2) Trading Day period, as the case may be, then the Holder shall be deemed to have consented to and approved the use of such documents). The Company shall not file any Registration Statement or amendment or supplement thereto in a form to which a Holder reasonably objects in good faith, provided that, the Company is notified of such objection in writing within the three (3) Trading Day or two (2) Trading Day period described above, as applicable, unless the Company shall have been advised by its counsel that the information objected to is required to be disclosed under SEC Guidance, provided, however, that the Company shall not name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder (provided that, in the event a Holder withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Holder in any Registration Statement covering the resale thereof until such time as the Commission no longer requires such Holder to be named as an “underwriter” in such Registration Statement or such Holder otherwise consents in writing to being so named). Notwithstanding the foregoing, the Company shall not be required to furnish to the Holders any prospectus supplement being prepared and filed solely to name new or additional selling securityholders unless such Holders are named in such prospectus supplement.

(b) (i) the Company shall prepare and file with the Commission such amendments (including post-effective amendments) and supplements, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period (except during an Allowable Grace Period); (ii) the Company shall cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424 (except during an Allowable Grace Period); (iii) the Company shall respond as promptly as reasonably practicable to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible, provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to the Holders as “Selling Stockholders” but not any comments that would result in the disclosure to the Holders of material and non-public information concerning the Company or subject the Holders to any duty of confidentiality; and (iv) the Company shall comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement until such time as all of such Registrable Securities shall have been disposed of (subject to the terms of this Agreement) in accordance with the intended methods of disposition by the Holders thereof as set forth in such Registration Statement as so amended or in such Prospectus as so supplemented; provided, that each Purchaser shall be responsible for the delivery of the Prospectus to the Persons to whom such Purchaser sells any of the Registrable Securities (including in accordance with Rule 172 under the Securities Act), and each Purchaser agrees to dispose of Registrable Securities in compliance with the plan of distribution described in the Registration Statement and otherwise in compliance with applicable federal and state securities laws. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 4(b)) by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Exchange Act, the Company shall have incorporated such report by reference into such Registration Statement, if applicable and to the extent such incorporation by reference is permitted under the rules of the Commission, or shall file such amendments or supplements with the Commission on the same day on which the Exchange Act report which created the requirement for the Company to amend or supplement such Registration Statement was filed.

(c) the Company shall notify the Holders (which notice shall, pursuant to clauses (iii) through (v) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made, but which notice shall not contain any material non-public information regarding the Company and shall not subject any Holder to any duty of confidentiality) as promptly as reasonably practicable (and, in the case of (i)(A) below, not less than two (2) Trading Days prior to such filing, in the case of (iii) and (iv) below, not more than one (1) Trading Day after such issuance or receipt, and in the case of (v) below, not more than one (1) Trading Day after the occurrence or existence of such development) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on any Registration Statement (in which case the Company shall provide to each of the Holders true and complete copies of all comments that pertain to the Holders as a “Selling Stockholder” or to the “Plan of Distribution” and all written responses thereto, but not information that the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information that pertains to the Holders as “Selling Stockholders” or the “Plan of Distribution”; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, form of prospectus or supplement thereto, in light of the circumstances under which they were made), not misleading.

(d) the Company shall use commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as soon as practicable.

(e) the Company shall, if requested by a Holder, furnish to such Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission; provided, that the Company shall have no obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system.

(f) the Company shall, prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(g) the Company shall, cooperate with the Holders to facilitate the timely preparation and delivery of Registrable Securities (whether through DTC, book-entry or physical certificates) to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, to the extent permitted by the applicable Purchase Agreement and under law, of all restrictive legends except as required by DTC, if applicable, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may reasonably request. Registrable Securities in certificates form and free from all restrictive legends may be transmitted by the transfer agent to a Holder by crediting the account of such Holder’s prime broker or other broker with DTC as directed by such Holder.

(h) the Company shall, following the occurrence of any event contemplated by Section 4(c)(iii)-(v), as promptly as reasonably practicable (taking into account the Company’s good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event, but subject to the provisions of Section 2(e)), prepare and file a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, form of prospectus or supplement thereto, in light of the circumstances under which they were made), not misleading.

(i) the Company may require each selling Holder to furnish to the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by such Holder and any Affiliate thereof, (ii) any Financial Industry Regulatory Authority (“FINRA”) affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock and (iv) any other information as may be requested by the Commission, FINRA or any state securities commission. During any periods that the Company is unable to meet its obligations hereunder with respect to the registration of Registrable Securities because any Holder fails to furnish such information within three (3) Trading Days of the Company’s request, any Liquidated Damages that are accruing at such time as to such Holder only shall be tolled and any Event that may otherwise occur solely because of such delay shall be suspended as to such Holder only, until such information is delivered to the Company.

(j) the Company shall cooperate with any registered broker through which a Holder proposes to resell its Registrable Securities in effecting a filing with FINRA pursuant to FINRA Rule 5110 as requested by any such Holder and the Company shall pay the filing fee required for the first such filing (but not additional filings) within two (2) Business Days of the request therefore.

(k) the Company shall use its commercially reasonable efforts to maintain eligibility for use of Form S-3 (or any successor form thereto) for the registration of the resale of Registrable Securities.

(l) if requested by a Holder, the Company shall (i) promptly incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the Company reasonably agrees should be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment.

(m) the Company shall otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including Rule 172, notify the Holders promptly if the Company no longer satisfies the conditions of Rule 172 and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this Section 4, “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter), in each case subject to extensions permissible under applicable law.

5. Registration Expenses. All fees and expenses incident to the Company’s performance of or compliance with its obligations under this Agreement (excluding any underwriting discounts and selling commissions and all legal fees and expenses of legal counsel for any Holder) shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed for trading, (B) with respect to compliance with applicable state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as requested by the Holders)) and (C) if not previously paid by the Company in connection with an Issuer Filing, with respect to any filing that may be required to be made by any broker through which a Holder intends to make sales of Registrable Securities with FINRA pursuant to FINRA Rule 5110, so long as the broker is receiving no more than a customary brokerage commission in connection with such sale, (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses of the Company, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Holder or, except to the extent provided for in the Transaction Documents, any legal fees or other costs of the Holders.

6. Indemnification.

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify, defend and hold harmless each Holder, the officers, directors, agents, general partners, managing members, managers, Affiliates, employees and investment advisers of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, general partners, managing members, managers, agents, employees, and investment advisers of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented costs of preparation and investigation and reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act, Exchange Act or state securities laws applicable to the Company in connection with any such registration, except to the extent, but only to the extent, that (A) such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that each Holder has approved Annex A hereto for this purpose), or (B) in the case of an occurrence of an event of the type specified in Section 4(c)(iii)-(v), related to the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing or by e-mail that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advisement contemplated and defined in Section 7(d) below, but only if and to the extent that following the receipt of the Advisement the misstatement or omission giving rise to such Loss would have been corrected. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party (as defined in Section 6(c)) and shall survive the transfer of the Registrable Securities by the Holders.

(b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. The indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the Holder (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Holder be liable for any such loss, claim, damage, liability or action where such untrue statement or alleged untrue statement or omission or alleged omission was corrected in a final or amended prospectus, and the Company or the underwriters failed to deliver a copy of such final or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the Person asserting any such loss, claim, damage or liability in any case in which such delivery is required by the Securities Act.

(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of one counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable and documented fees and expenses incurred in connection with defense thereof. The failure of any Indemnified Party to give notice as provided herein shall relieve the Indemnifying Party of its obligations under this Section 6, only to the extent that, the failure to give such notice is materially prejudicial or harmful to an Indemnifying Party’s ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the prior written consent of each Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. The indemnity agreements contained in this Section 6 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. The indemnification set forth in this Section 6(c) shall be in addition to any other indemnification rights or agreements that an Indemnified Party may have.

An Indemnified Party (together with all other Indemnified Parties) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be reasonably inappropriate due to conflicting interests between such Indemnified Party and any other party represented by such counsel in such proceeding. If such defense is assumed, the Indemnifying Party shall not be subject to any liability for any settlement made by the Indemnified Party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed).

Subject to the terms of this Agreement, all documented fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 6(c)) shall be paid to the Indemnified Party, as incurred, within twenty (20) Trading Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally judicially determined to not be entitled to indemnification hereunder.

(d) Contribution. If a claim for indemnification under Section 6(a) or 6(b) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, in either event other than pursuant to its terms, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 6(d) was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

The indemnity and contribution agreements contained in this Section 6 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties and are not in diminution or limitation of the indemnification provisions under an applicable Purchase Agreement.

7. Miscellaneous.

(a) Remedies. In the event of a breach by the Company or by a Holder of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to seek to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b) Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of Holders of a majority of the Registrable Securities then outstanding, enter into any agreement (a “Permitted Agreement”) with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are senior to or on parity with, or otherwise conflict with, the registration rights granted to the Purchasers hereunder or any other provision hereof, including, for clarity, allowing any other holder of Common Stock to have registration rights in the nature or substantially in the nature of those set forth in this Agreement that would have priority over or be pari passu with the Registrable Securities with respect to the inclusion of such securities in any registration statement.

(c) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it (unless an exemption therefrom is available) in connection with sales of Registrable Securities pursuant to the Registration Statement and shall sell the Registrable Securities only in accordance with a method of distribution described in the Registration Statement.

(d) Discontinued Disposition. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company (i) of the occurrence of any event of the kind described in Section 4(c)(iii)-(v) or (ii) with respect to the beginning of a Grace Period, such Holder will discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (which shall not disclose to such Holder any material and non-public information concerning the Company or subject such Holder to any duty of confidentiality) (the “Advisement”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed or the Grace Period has terminated, as applicable. The Company may provide appropriate stop orders to enforce the provisions of this paragraph. Nothing in this paragraph prohibits the distribution of Registrable Securities by a means other than the Registration Statement, including pursuant to Rule 144 or otherwise.

(e) No Inconsistent Agreements. Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date hereof, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

(f) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, or waived unless the same shall be in writing and signed by the Company and Holders holding at least a majority of the then outstanding Registrable Securities, provided that any party may give a waiver as to itself. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of all of the Registrable Securities to which such waiver or consent relates; provided, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing, if any such amendment, modification or waiver would adversely affect in any material respect any Holder or group of Holders who have comparable rights under this Agreement disproportionately to the other Holders having such comparable rights, such amendment, modification, or waiver shall also require the written consent of the Holder(s) so adversely affected.

(g) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Securities Purchase Agreement; provided that the Company may deliver to each Holder the documents required to be delivered to such Holder under Section 4(a) of this Agreement by e-mail to the e-mail addresses provided by such Holder to the Company solely for such specific purpose.

(h) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Company may not assign its rights (except by merger or in connection with another entity acquiring all or substantially all of the Company’s assets) or obligations hereunder without the prior written consent of all the Holders of the then outstanding Registrable Securities. Each Holder may assign its respective rights hereunder in the manner and to the Persons as permitted under the Securities Purchase Agreement.

(i) Execution and Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature was the original thereof.

(j) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Securities Purchase Agreement.

(k) Cumulative Remedies. Except as provided in Section 2(c) with respect to Liquidated Damages, the remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

(l) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their good faith reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m) Headings. The headings in this Agreement are for convenience only and shall not limit or otherwise affect the meaning hereof.

(n) Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser hereunder, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. The decision of each Purchaser to purchase the Common Shares pursuant to the Transaction Documents has been made independently of any other Purchaser. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Common Shares or enforcing its rights under the Transaction Documents. Each Purchaser shall be entitled to protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. The Company acknowledges that each of the Purchasers has been provided with the same Registration Rights Agreement for the purpose of closing a transaction with multiple Purchasers and not because it was required or requested to do so by any Purchaser. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

(o) Effectiveness; Termination. This Agreement shall become automatically effective, without further action of the parties, upon the Closing. Notwithstanding anything to the contrary herein, this Agreement shall automatically terminate and be of no further force and effect immediately upon the termination of the Securities Purchase Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

WESBANCO, INC.

By:
Name:	Jeffrey H. Jackson
Title:	President & Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES FOR PURCHASERS FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

PURCHASER:

By:
Name:
Title:

Tax ID No.:

Address for Notice:

Telephone No.:
E-mail Address:
Attention:

Delivery Instructions:
(if different than above)
c/o

Street:
City/State/Zip:
Attention:
Telephone No.:

ANNEX A

PLAN OF DISTRIBUTION

Each selling shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which our common stock is traded or in private transactions. These sales may be at fixed, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

In addition, a selling shareholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect, or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

ANNEX B

SELLING STOCKHOLDER QUESTIONNAIRE

WESBANCO, INC.

Selling Stockholder Notice and Questionnaire

The undersigned beneficial owner of common stock (the “Registrable Securities”) of Wesbanco, Inc., a West Virginia corporation (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1. Name.

(a)	Full Legal Name of Selling Stockholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2. Address for Notices to Selling Stockholder:

Telephone:

E-Mail:

Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Selling Stockholder:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:		Beneficial Owner:

By:
Name:
Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO JAMESGARDILL@PGKA.COM.

Exhibit 99.1

WesBanco

Acquisition of Premier Financial Corp.

July 2024

Acquisition of Premier Financial Corp. July 2024 Exhibit 99.1

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, predictions, protections, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Forward-looking statements are typically, but not exclusively, identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipate,” “intend,” “potential,” “could,” “may,” “will, “should,” “seeks,” “likely,” “intends” “plans,” “pro forma,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. The statements in this presentation that are not historical facts, in particular the statements with respect to the expected timing of and benefits of the proposed merger between WesBanco, Inc. (“WSBC” or “WesBanco”) and Premier Financial Corp. ("PFC“ or “Premier”), the parties’ plans, obligations, expectations, and intentions, and the statements with respect to accretion, earn back of tangible book value, tangible book value dilution and internal rate of return, constitute forward-looking statements as defined by federal securities laws. Such statements are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; Premier’s stockholders and/or WesBanco’s shareholders may not approve the proposed merger and the merger agreement and issuance of shares of WesBanco common stock in the proposed merger, respectively; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; extended disruption of vital infrastructure; and other factors described in WesBanco’s 2023 Annual Report on Form 10-K, Premier’s 2023 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Premier with the Securities and Exchange Commission. While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law. Use of Non-GAAP Financial Measures. This presentation contains certain pro forma and projected information, including projected pro forma information that reflects WesBanco's current expectations and assumptions. This pro forma information does not purport to present the results that WesBanco will ultimately realize. In addition to financial measures presented in material compliance with Generally Accepted Accounted Principles of the United States of America (“GAAP”), this presentation contains certain non-GAAP financial measures, including tangible common equity (“TCE”), tangible book value per share (“TBVPS”), and the return on average TCE (“ROATCE”). The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. WesBanco’s management believes that these non-GAAP measures provide a greater understanding of ongoing operations and WesBanco’s balance sheet, and enhance comparability of results of operations with prior periods. This non-GAAP data should be considered in addition to results prepared in accordance with GAAP. Limitations associated with non-GAAP financial measures include the risks that persons might disagree as to the appropriateness of items included in these measures and that different companies might calculate these measures differently. Forward-Looking Statements

Increased Scale With ~$27B in assets, the combined organization will benefit from significant economies of scale Complementary geographic footprints in familiar markets Rise to #8 from #15 in Ohio deposit market share Boosted Performance 2025 EPS Accretion of 40%+ driven by cost synergies and margin improvement from marking Premier’s assets to market(1) Significant improvement in profitability metrics(1): ROAA improving from 0.9% to 1.3% ROATCE improves from 11.3% to 18.6% NIM improves from to 3.06% to 3.46% Cultural Fit Both companies have highly compatible cultures and similar business models WesBanco has strong familiarity with Premier’s management team, lenders, customers, and markets Valuation Upside P/ Pro Forma 2025 EPS of 9.3x(1)(2) vs. 12.2x to peers(3) 61% pro forma increase in market cap.(2)(4) Merger rationale Acquisition of Premier Financial Corp. (1) 2025 estimates include shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings (2) Utilizing WSBC’s closing price of $33.32 as of 7/24/2024 (3) Peers defined as Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants. (4) Increase calculated by taking the pro forma market cap. at close including the $200mm gross equity raise divided by the pro forma market cap. as of 7/24/2024 Note: Based on June 30, 2024 financials; market data as of 7/24/2024; 2025 figures utilize consensus estimates as of 7/25/2024

Acquisition of Premier Financial Corp.

Similar cultures and complementary strengths

WesBanco

		WesBanco	premier financial corp.
Long History	Founded	1870	1920
Geographic Focus	Operating States	IN, KY, MD, OH, PA, TN, VA, WV	IN, MI, OH, PA
Business Mix	Loan Mix (NOO CRE, C&D, Multifamily; C&I & OO CRE; Mortgage; Consumer / Other)	8% 21% 45% 26%	9% 26% 38% 27%
	Strong Wealth Business	$5.6B Trust Assets | $1.8B Brokerage	$1.5B AUM / AUA
Low Risk Balance Sheet	NPAs / Loans & OREO	0.30 %	0.97%
	Charge-offs / Avg. Loans	0.07%	0.16%
Low-Cost Deposit Base	Cost of Deposits (Q2)	1.95%	2.47%
	Non-Int Bearing Deps. / Total Deps. (Q2)	28.5%	20.0%
CRA Rating		Outstanding	Satisfactory
Commercial Focus	Average C&I Loans Size	$0.3mm	$0.3mm
	Commercial Loans / Total Loans[1]	71%	64%

©2024 WesBanco, Inc. | All rights reserved
4

Similar cultures and complementary strengths Acquisition of Premier Financial Corp. (1) Commercial loans include C&I, C&D, Multifamily, NOO CRE, and OO CRE loans Note: Financial data as of June 30, 2024 Source: S&P Capital IQ Pro Long History Founded 1870 1920 Business Mix Loan Mix Strong Wealth Business $5.6B Trust Assets | $1.8B Brokerage $1.5B AUM / AUA Low Risk Balance Sheet NPAs / Loans & OREO Low-Cost Deposit Base Cost of Deposits (Q2) Non-Int Bearing Deps. / Total Deps. (Q2) Geographic Focus IN, KY, MD, OH, PA, TN, VA, WV IN, MI, OH, PA Operating States 1.95% 28.5% 2.47% 20.0% 0.30% 0.97% Charge-offs / Avg. Loans 0.07% 0.16% CRA Rating Outstanding Satisfactory 64% Commercial Loans / Total Loans(1) 71% Commercial Focus NOO CRE, C&D, Multifamily C&I & OO CRE Mortgage Consumer / Other $0.3mm Average C&I Loans Size $0.3mm

Acquisition of Premier Financial Corp.

Relative contribution

WesBanco

Contribution Analysis

As of MRQ (6/30/24)	WSBC	PFC	Pro Forma	WSBC	PFC
	Contribution Detail (#s in $000s)				
Balance Sheet					
Total Assets	18,128,375	8,778,693	26,907,068	67%	33%
Total Loans, HFI	12,257,511	6,682,138	18,939,649	65%	35%
Total Deposits	13,432,373	7,178,554	20,610,927	65%	35%
TCE [1]	1,278,274	675,430	1,953,704	65%	35%
TCE (excl. AOCI) [1]	1,513,482	838,468	2,351,950	64%	36%
Net Income to Common (Consensus)					
2023 Net Income to Common	148,907	111,295	260,202	57%	43%
YTD Net Income to Common	59,546	33,965	93,511	64%	36%
2024E Net Income to Common [2]	125,839	72,154	197,993	64%	36%
2025E Net Income to Common [2]	150,670	80,180	230,850	65%	35%
Market Data					
Mkt. Cap (7/24/24) [3]	1,985,183	886,326	2,871,509	69%	31%
			Average	65%	35%
			Median	65%	35%

©2024 WesBanco, Inc. | All rights reserved

5

Relative contribution Acquisition of Premier Financial Corp. TCE shown net of deferred tax liability 2024 and 2025 estimates based on mean consensus estimates adjusted for 2024Q2 actual results Utilizing WSBC’s closing price of $33.32 as of 7/24/2024 Source: S&P Capital IQ Pro Contribution Analysis (3)

Acquisition of Premier Financial Corp.

Pro forma company profile

WesBanco

Projected Balance Sheet Highlights at Close

$27B	$21B	$19B	$1.8B	13.2%
Total Assets	Total Deposits	Net Loans	TCE(1)	TRBC Ratio

Projected 2025Y Performance Highlights(2)

40%+	1.3%	18.6%	3.46%
EPS Accretion	ROAA	ROATCE	NIM
	+0.4% vs. Standalone	*+7.2% vs. Standalone*	*+0.35% vs. Standalone*

Pro Forma Branch Map

Ohio Deposit Market Share(3)

Rank	Company Name	2023 Deposits ($000)	Deposit Mkt. Share (%)
1	U.S. Bancorp	111,162,979	20.7
2	Huntington Bancshares Inc.	78,345,735	14.6
3	Fifth Third Bancorp	71,187,180	13.3
4	KeyCorp	70,359,034	13.1
5	JPMorgan Chase & Co.	45,465,285	8.5
6	PNC Financial Services Group Inc.	35,940,627	6.7
7	Citizens Financial Group Inc.	10,884,721	2.0
	Pro Forma	**8,496,476**	**1.6**
8	Park National Corp.	7,300,287	1.4
9	Bank of America Corp.	7,036,493	1.3
10	First Financial Bancorp.	6,623,765	1.2
11	TFS Financial Corp.	6,542,973	1.2
12	**Premier Financial Corp.**	**6,010,131**	**1.1**
13	Peoples Bancorp Inc.	3,711,063	0.7
14	Farmers National Banc Corp.	3,535,055	0.7
15	**WesBanco Inc.**	**2,486,345**	**0.5**
16	New York Community Bancorp Inc.	2,403,221	0.4
17	Civista Bancshares Inc.	2,363,851	0.4
18	Union Savings Bank	2,360,470	0.4
19	Dollar Mutual Bancorp	2,302,927	0.4
20	First Mutual Holding Co.	2,004,016	0.4

©2024 WesBanco, Inc. | All rights reserved

6

Pro forma company profile (1) TCE shown net of deferred tax liability; includes net proceeds from capital raise (2) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves (3) Deposit market share data as of June 30, 2023; excludes National Consumer Cooperative due to differentiated business model Note: Based on June 30, 2024 financials; 2025 figures utilize consensus estimates as of 7/25/2024 // Source: S&P Capital IQ Pro Acquisition of Premier Financial Corp. #039547 #205933 Pro Forma Branch Map +0.4% vs. Standalone +7.2% vs. Standalone +0.35% vs. Standalone Projected Balance Sheet Highlights at Close Projected 2025Y Performance Highlights(2) $27B Total Assets $21B Total Deposits $19B Net Loans 13.2% TRBC Ratio 40%+ EPS Accretion 1.3% ROAA 18.6% ROATCE 3.46% NIM $1.8B TCE(1) Ohio Deposit Market Share(3) WSBC (192) PFC (73) WSBC has 6 and PFC has 9 Loan Production Offices not illustrated

Acquisition of Premier Financial Corp.

Conservative credit culture

WesBanco

Net Charge-Offs / Average Loans

1.60
1.20
0.80
0.40
0.00
-0.40
2007Y
2008Y
2009Y
2010Y
2011Y
2012Y
2013Y
2014Y
2015Y
2016Y
2017Y
2018Y
2019Y
2020Y
2021Y
2022Y
2023Y
2024Q1
2024Q2
0.16
0.16
0.07
Median of Peers (1)
WSBC
PFC

Loans 30-89 Days Past Due / Total Loans(2)

1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2007Y
2008Y
2009Y
2010Y
2011Y
2012Y
2013Y
2014Y
2015Y
2016Y
2017Y
2018Y
2019Y
2020Y
2021Y
2022Y
2023Y
2024Q1
2024Q2
0.32
0.36
0.17
Median of Peers (1)
WSBC
PFC

(2) Bank level data utilized where consolidated unavailable

Source: S&P Capital IQ Pro

©2024 WesBanco, Inc. | All rights reserved

7

Conservative credit culture Acquisition of Premier Financial Corp. Peers defined as Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants. Bank level data utilized where consolidated unavailable Source: S&P Capital IQ Pro Net Charge-Offs / Average Loans Loans 30-89 Days Past Due / Total Loans(2) (1) (1)

Structure & Consideration 100% stock consideration Fixed exchange ratio – 0.80 WSBC shares to be issued for each PFC share Pro forma ownership: 62% WSBC, 30% PFC, 8% new shareholders Transaction Value Deal value of $959 million, or $26.66 per PFC share(1) Pricing metrics include: 12.0x DV/2025E EPS, 8.6x DV/2025E EPS with fully phased-in cost savings and excluding deal charges and CECL double count Anticipated TBV earnback period of <3 years(2) Equity Raise $200 million of common equity issued in conjunction with the transaction Management & Employees No anticipated changes to the WSBC executive management team 4 PFC directors to be appointed to the WSBC Board of Directors Key headcount additions in Compliance, BSA/AML, Fraud Prevention, Loan Review, and other second-line-of-defense functions Plans to retain PFC Market Presidents in Ohio Approvals Approval of WSBC and PFC shareholders required Customary regulatory approvals required Merger terms Acquisition of Premier Financial Corp. Utilizing WSBC’s closing price of $33.32 as of 7/24/2024 Pro forma tangible book value includes Non-PCD CECL Day-2 double count

Summary of due diligence Acquisition of Premier Financial Corp. Credit Deposits & Borrowings Risk Management Human Resources Accounting & Tax Technology & Operations Commercial Banking Retail Banking Legal & Compliance Marketing & Branding Select Due Diligence Focus Areas Other Key Findings Both parties use the same core system (FIS IBS) and BSA/AML/anti-fraud platform, which will benefit integration and conversion Additional resources (i.e., expanded Compliance department) will allow the pro forma company to better address underserved markets; the combined customer base will benefit from WesBanco’s heightened CRA standards Comprehensive due diligence review was performed by 78 members of WSBC management, with a focus on commercial banking, retail banking, wealth management, operations, facilities, human resources, risk management, customer experiences, and IT Credit Review WesBanco’s internal credit team reviewed 52% ($2.8 billion) of Premier’s commercial portfolio, as well as 100% of all classified loans and NPAs, and identified $49.8 million in credit marks related to PCD loans and $70.7 million related to non-PCD loans ($120.5 million total credit mark) WesBanco has hired a third-party valuation services firm to assist in the credit review and valuing transaction-related fair value marks ($324.5 million; 4.9% of 6/30 Loans HFI)

Earnings Projections for WSBC and PFC based on consensus estimates through 2025; 5% growth thereafter Cost Savings ~26% of PFC’s NIE expense base ($41.4 million on a fully phased basis) 75% to be realized in 2025 and 100% to be realized thereafter Merger Expenses $71.6 million of pre-tax, non-capitalized, merger-related charges $12.6 million of capitalized expenses at close, amortized over 15 years Key Fair Value Marks(1) Credit mark: 1.80% ($120.5 million); 41% PCD ($49.8M) and 59% non-PCD ($70.7M) Interest rate mark: 4.9% ($324.5 million) TruPS write-down: $5.3 million (14.6%) Core Deposit Intangible: $147.9 million (3.38% of PFC’s non-time deposits)(2) Other Assumptions ~$400 million of borrowings paid down at close ~$213 million of Premier’s securities to be sold at close Net proceeds from capital raise to be down-streamed to the bank PFC’s cash flow hedges to be settled at close Key transaction assumptions Acquisition of Premier Financial Corp. Fair value marks based on metrics as of June 30, 2024 Non-time deposits excludes public funds

Acquisition of Premier Financial Corp.

Impact summary

WesBanco

Earnings and TBV Impact

Core	Excluding Rate Marks/CDI[1][2]	Excluding Rate Marks/ CDI/CECL[1][2][3]
~40%+[1] 2025 EPS Accretion	~28% 2025 EPS Accretion	~21% 2025 EPS Accretion
~13%[4] TBV Dilution	~1%[4] TBV Dilution	Accretive TBV Accretion
<3[4] years TBV Earnback	<1[4] year TBV Earnback	Accretive TBV Earnback

Strong Capital Ratios

Metrics shown at closing[5]

10.9%	9.0%	12.1%
Tier 1 Common Ratio (Bank)	Tier 1 Leverage Ratio (Bank)	Total Risk-Based Capital Ratio (Bank)

Enhanced Profitability[1]

1.3%	18.6%	51%
2025E ROAA	2025E ROATCE	2025E Efficiency Ratio

©2024 WesBanco, Inc. | All rights reserved

11

Impact summary Acquisition of Premier Financial Corp. (1) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves. (2) Rate marks include interest rate mark on loans and write-down of trust preferred securities. (3) Excludes all impacts from CECL, including accretion of the Non-PCD mark. (4) Pro forma tangible book value includes Non-PCD CECL Day-2 double count. (5) Inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank to pay off bank level borrowings. Note: 2025 figures utilize consensus estimates as of 7/25/2024 Earnings and TBV Impact Strong Capital Ratios Enhanced Profitability(1) Core Excluding Rate Marks/CDI(1)(2) Excluding Rate Marks/ CDI/CECL(1)(2)(3) ~40%+ 2025 EPS Accretion ~28% 2025 EPS Accretion ~21% 2025 EPS Accretion ~13% TBV Dilution Accretive TBV Accretion ~1% TBV Dilution <3 years TBV Earnback <1 year TBV Earnback Accretive TBV Earnback 10.9% Tier 1 Common Ratio (Bank) 12.1% Total Risk-Based Capital Ratio (Bank) 9.0% Tier 1 Leverage Ratio (Bank) 1.3% 2025E ROAA 18.6% 2025E ROATCE 51% 2025E Efficiency Ratio Metrics shown at closing(5) (1) (4) (4) (4) (4)

Acquisition of Premier Financial Corp.

Pro forma earnings power

2025Y Estimated Earnings
$151MM
$80MM
$31MM
$76MM
$7MM
$2MM
($4MM)
($0.6MM)
$343MM
($27MM)
($8MM)
$308MM
WSBC Standalone Net Inc.
PFC Standalone Net Inc.
Cost Savings (Fully Phased)
FMV (1) Adjustments
Income Impact (2) of Capital Raise
B/S (3) Repositioning
Durbin Adjustment
Other (4)
Pro Forma (5) Net Inc. (Adjusted)
Post-close Deal Charges
75% Cost Savings Adj.
Pro Forma Net Inc. (Unadjusted)

	Standalone	Pro Forma (Adjusted)(5)	Pro Forma (Unadjusted)
ROAA	0.9%	1.3%	1.1%
ROATCE	11.3%	18.6%	16.9%
NIM	3.11%	3.46%	3.46%
Efficiency Ratio	64%	51%	55%

©2024 WesBanco, Inc. | All rights reserved

12

Pro forma earnings power Acquisition of Premier Financial Corp. FMV adjustments include accretion of PFC’s AOCI at closing, net loan mark accretion, TruPS mark amortization, and amortization of CDI. (2) Assumes equity raise proceeds are down-streamed to the bank and used to redeem bank-level borrowings at 4.50%. (3) Balance sheet repositioning includes adjustments from the sale of securities, paydown of borrowings, and sale of MSRs. (4) Other adjustments include but not limited to: increase in service fee income, opportunity cost of cash, additional branch savings, and PPE & Capitalized Expense amortization. (5) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves. Note: 2025 figures utilize consensus estimates as of 7/25/2024 2025Y Estimated Earnings (5) (4) (1) (3) (5) (2)

Acquisition of Premier Financial Corp.

Positioned for upside market performance

WesBanco

	WesBanco / premier financial corp.[1]	Above Peer Median?	Pro Forma Peers[2] Median	Pro Forma Peers[2] Top Quartile
Profitability[3]	***Estimated***			
Net Interest Margin	**~3.5%**	✓	3.3%	3.6%
Efficiency Ratio	**~51%**	✓	55%	52%
Core ROAA	**~1.3%**	✓	1.2%	1.3%
Core ROATCE	**~19%**	✓	15%	17%
Implied Trading Multiples				
Stock Price[4]	**$33.32**			
Price / TBV at Closing[5]	**1.75x**		1.61x	2.11x
Trade Multiple Differential			*(8%)*	*21%*
Price / 2025 EPS[6]	**9.3x**		12.2x	13.5x
Trading Multiple Differential			*32%*	*45%*

©2024 WesBanco, Inc. | All rights reserved

13

Positioned for upside market performance Acquisition of Premier Financial Corp. Source: S&P Capital IQ Pro; FactSet // Note: 2025 figures for peers utilize consensus estimates as of 7/15/2024 prior to earnings releases (1) Pro forma ratios are estimated at deal closing and include purchase accounting and other merger adjustments. (2) Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants. (3) 2025 profitability metrics for WSBC/PFC exclude one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings; utilizing last-twelve-months for Peers. (4) Utilizing WSBC’s closing price of $33.32 as of 7/24/2024. (5) Pro forma TBVPS of $19.05 at close; pro forma tangible book value includes Non-PCD CECL Day-2 double count (6) Pro forma 2025E EPS of $3.59; includes shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings.

Acquisition of Premier Financial Corp.

Enhanced profitability and capital generation

WesBanco

Comparison with $20B – $40B Peers

ROAA (2025E)
1.3%
Pro Forma
ROATCE (2025E)
18.6%
Pro Forma
NIM (2025E)
3.46%
Pro Forma
EFFCNCY. RATIO (2025E)
51%
Pro Forma

©2024 WesBanco, Inc. | All rights reserved

14

Enhanced profitability and capital generation Acquisition of Premier Financial Corp. Note: Peers defined as Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants; 2025 estimates include shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings Source: S&P Capital IQ Pro ROATCE (2025E) EFFCNCY. Ratio (2025E) ROAA (2025E) NIM (2025E) Pro Forma Pro Forma Pro Forma Pro Forma Comparison with $20B – $40B Peers

WesBanco 06/30/2024 Premier 06/30/2024 Pro- Forma(1) Tier 1 Leverage Ratio (Consolidated) 9.7% 10.3% 8.6% Tier 1 Common Ratio (Consolidated) 10.6% 11.9% 9.6% Tier 1 Risk-Based Capital (Consolidated) 11.6% 12.4% 10.3% Total Risk-Based Capital (Consolidated) 14.4% 14.3% 13.2% Tier 1 Leverage Ratio (Bank) 10.0% 10.4% 9.0% Tier 1 Common Ratio (Bank) 11.9% 12.6% 10.9% Tier 1 Risk-Based Capital (Bank) 11.9% 12.6% 10.9% Total Risk-Based Capital (Bank) 12.8% 13.7% 12.1% C&D Concentration (Bank) 61% 68% 66% CRE Concentration (Bank) 290% 264% 299% Pro forma capital ratios remain strong, supported by additional common equity and balance sheet repositioning Acquisition of Premier Financial Corp. Capital adequacy Pro-forma capital ratios inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank to pay off bank level borrowings; C&D loans grown at an annualized rate of 3%; PFC CRE concentration decreases $100m from June 30, 2024 levels; WSBC increases by $150mm from June 30, 2024 levels

Acquisition of Premier Financial Corp.

Demonstrated history of successful acquisitions

premier
financial corp.
Total Assets ($B)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
FIDELITY
Bancorp, Inc.
ESB
FINANCIAL
CORPORATION
your
COMMUNITY
BANKSHARES
Farmers Capital Bank Corporation
First Sentry Bank
OLD LINE BANK
$5.5
$6.1
$6.1
$6.3
$8.5
$9.8
$9.8
$12.5
$15.7
$16.4
$16.9
$16.9
$17.7
$18.1
$27.1
2011Y
2012Y
2013Y
2014Y
2015Y
2016Y
2017Y
2018Y
2019Y
2020Y
2021Y
2022Y
2023Y
2024Q2
PF at Close (1)

©2024 WesBanco, Inc. | All rights reserved
16

Demonstrated history of successful acquisitions Acquisition of Premier Financial Corp. (1) Estimated total pro forma assets at transaction close Source: S&P Capital IQ Pro; Company filings (1)

Premier Overview

©2024 WesBanco, Inc. | All rights reserved

Premier Overview

Premier Overview

Overview of Premier Financial Corp.

0.36% Delinquent Loans	**14.3%** Total Cap. Ratio	**120%** ACL/NPLs

Premier Financial Highlights

	2024Q2
Total Assets ($B)	$8.8
Total Gross Loans ($B)	$6.8
Total Deposits ($B)	$7.2
Non Interest-Bearing Deposits	20.0%
Uninsured Deposits (adjusted)(1)	17.0%
Loan Delinquencies / Loans	0.36%
NPAs / Assets	0.74%
NCOs / Avg. Loans	0.16%
ALL / Gross Loans	1.13%
TCE / TA	8.0%
Tangible Book Value per Share	$18.79

Complementary Business Model

©2024 WesBanco, Inc. | All rights reserved 18

Overview of Premier Financial Corp. Premier Overview Complementary Business Model 120% ACL/NPLs 0.36% Delinquent Loans 14.3% Total Cap. Ratio $8.8B Assets $7.2B Deposits 2.46% NIM $1.5B Wealth AUA Strong Ohio-based banking team with growth capacity Balance sheet soundness with strong coverage ratios, an attractive core deposit base, and solid capital levels Diversified loan portfolio with a disciplined approach to lending Wealth management division augments WesBanco’s investment division Adjusted for collateralized deposits, other insured deposits and intra-company accounts Note: Financial data as of or for June 30, 2024 (1) Premier Financial Highlights 2024Q2

Premier Overview

Premier: stable and granular deposit base

WesBanco

PFC Deposits by Account Type

Non-Interest-Bearing
20.0%
Jumbo CDs
7.2%
Retail CDs
17.6%
$7.2B
Total Deposits
Interest-Bearing
55.1%

Deposit Characteristics

Deposit Trends(1)
5-Yr CAGR ~22%

27% Noninterest Bearing and Interest Bearing Demand Deposits

Deposit Costs:
Total Deposits: 2.47%
Customer Dep.: 2.33%(2)

17% Adjusted Uninsured Deposits(3)

©2024 WesBanco, Inc. | All rights reserved 19

Premier: stable and granular deposit base Premier Overview 5 years ended June 30, 2024 Customer Deposits exclude brokered deposits and acquisition marks Percentage of total deposits; adjusted for collateralized deposits, other insured deposits and intra-company accounts Note: Financial information as of June 30,2024 Source: S&P Capital IQ Pro Deposit Characteristics 27% Noninterest Bearing and Interest Bearing Demand Deposits Deposit Costs: Total Deposits: 2.47% Customer Dep.: 2.33%(2) 17% Adjusted Uninsured Deposits(3) Deposit Trends(1) 5-Yr CAGR ~22% $7.2B Total Deposits PFC Deposits by Account Type

Premier Overview

Premier: diverse loan portfolio

PFC Loans by Type[1]

1-4 Family
26.4%
Owner-Occ. CRE
11.3%
NOO CRE
18.0%
Multi-family
9.4%
C&D
10.2%
Home Equity
3.9%
C&I
15.2%
Consumer & Other
5.6%
$6.8B
Total Loans

PFC Geographic Diversification

Other
3%
WV
2%
IN
3%
MI
5%
PA
6%
OH
81%

Key Portfolio Metrics

Loan Trends[2]	Total Loan Yield	51.3%	Avg. C&I Loan	NOO CRE Avg. Loan $1.6mm
5-Yr CAGR ~20%	2Q'24: 5.26%	of loans are floating and adjustable Rate	$0.3mm	OO CRE Avg. Loan $0.7mm

©2024 WesBanco, Inc. | All rights reserved 20

Premier: diverse loan portfolio Premier Overview Utilizing bank-level loan data 5 years ended June 30, 2024 Note: Loan data as of June 30, 2024 Source: Company Documents Key Portfolio Metrics 51.3% of loans are floating and adjustable Rate Total Loan Yield 2Q’24: 5.26% Avg. C&I Loan $0.3mm NOO CRE Avg. Loan $1.6mm OO CRE Avg. Loan $0.7mm Loan Trends(2) 5-Yr CAGR ~20% $6.8B Total Loans PFC Loans by Type(1) PFC Geographic Diversification

Premier Overview

Premier: CRE portfolio details

WesBanco

Diverse NOO CRE Portfolio

$1.6mm
Avg. Loan Size

0.09%
Nonaccrual

NOO CRE Portfolio by Property Type

Nursing Home 4%
Fifty & Over Family 4%
Other 9%
Assisted Living Facility 5%
Shopping Center 23%
Hotel 6%
Office 15%
Retail Store 7%
Single Purpose 7%
Warehouse 10%
Industrial 10%

NOO CRE Portfolio by Geography

IN 4%
Other 5%
MI 4%
CA 4%
PA 9%
OH 75%

©2024 WesBanco, Inc. | All rights reserved
21

Premier: CRE portfolio details Premier Overview Note: Financial data as of June 30, 2024 Source: Company Documents Diverse NOO CRE Portfolio $1.6mm Avg. Loan Size 0.09% Nonaccrual NOO CRE Portfolio by Geography NOO CRE Portfolio by Property Type PFC’s total office portfolio (OO and NOO) is $294mm, which represents 4.2% of gross loans As of June 30, 2024, pro forma total office loans (OO and NOO) represents 5.3% of the pro forma loan portfolio

WesBanco Overview

©2024 WesBanco, Inc. | All rights reserved

WesBanco Overview

Michael L. Perkins Senior EVP, Chief Risk & Administrative Officer 30+ years in banking Experienced Executive Management Team WSBC management team WesBanco Overview Jeffrey H. Jackson President & CEO 30+ years in banking Daniel K. Weiss Senior EVP, CFO 20+ years in banking/finance Robert H. Friend Senior EVP, Chief Credit Officer 30+ years in banking Jayson M. Zatta Senior EVP, Chief Banking Officer 35+ years in banking Kimberly L. Griffith Senior EVP, Group Head Human Resources & Facilities 20+ years in banking

WesBanco Overview

Diversified business model with strong market presence

WesBanco

Strong Market Presence in Major Markets

Indiana
Ohio
#15 in OH
Pennsylvania
#10 Pgh MSA
#14 in MD
West Virginia
#3 in WV
Virginia
#12 in KY
Kentucky
Tennessee
North Carolina

Broad and Balanced Market Distribution

Deposits
WV 27%
IN 5%
KY/TN 16%
MD 18%
OH 21%
PA 13%
Loans
WV 15%
IN 7%
KY/TN 13%
MD 25%
OH 30%
PA 10%

©2024 WesBanco, Inc. | All rights reserved

24

Strong and balanced market presence across diverse geographies that supports disciplined organic growth Granular core deposit funding base supports robust commercial and consumer business model Diversified revenue streams built upon unique long-term advantages Distinct long-term growth strategies built upon prudent credit, capital, and risk management Diversified business model with strong market presence Note: loan and deposit data as of June 30, 2024; location data as of June 30, 2024 (LPOs indicated by red dots); market share based on 2023 state deposit rankings (except Pittsburgh which is MSA) (exclusions: Pittsburgh MSA – BNY Mellon, Raymond James; MD – Forbright, Capital Funding; OH – National Consumer Cooperative Bank) (source: S&P Capital IQ as of 10/13/2022) WesBanco Overview #14 in MD #15 in OH #12 in KY #3 in WV #10 Pgh MSA Strong Market Presence in Major Markets Broad and Balanced Market Distribution

Balanced loan and deposit distribution across contiguous eight state footprint, with complementary loan production office strategy Full suite of commercial and consumer banking capabilities, complemented by a wealth management business with a 100+ year track-record of success managing assets of $5.6B under trust and $1.8B under securities brokerage Robust legacy deposit base provides core funding and pricing advantages Streamlining through digitization and technology investments Unique advantages, sustainable growth, shareholder focus Note: assets under trust are market value of Trust & Investment Services assets under management and securities brokerage assets are account value (including annuities), both as of June 30, 2024 Balanced and Diversified with Unique Long-Term Advantages Disciplined Growth from Distinct Long-Term Growth Strategies Legacy of Credit Quality, Risk Management, and Shareholder Focus Organic growth-oriented business model supported by strategic acquisition and loan and production office strategies that support positive operating leverage Relationship-focused model that meets customer needs efficiently and effectively Leveraging digital capabilities to drive customer relationship value Focus on positive operating leverage built upon a culture of expense management Uncompromising approach to risk management, regulatory compliance, credit underwriting, and capital management Eight consecutive “outstanding” CRA ratings from the FDIC since 2003 Senior unsecured debt ratings of BBB+ to WesBanco, Inc. and A- to WesBanco Bank, Inc., from Kroll Bond Rating Agency Critical, long-term focus on shareholder return through earnings growth and effective capital management WesBanco Overview

Organic growth-oriented business model WesBanco Overview Focus on Delivering Positive Operating Leverage Strong Legacy of Credit, Capital, and Risk Management Diversified Loan Portfolio Built upon a Relationship Focused Model Distinct Revenue Capabilities, Led by 100+ Year Wealth Management Business Digital Banking Service Strategies and Core Funding Advantage Franchise-Enhancing Expansion through LPO Strategy and Targeted Acquisitions

Focus on strategic diversification, growth, and credit quality Balance disciplined loan origination with prudent underwriting standards Focus on relationship lending, especially for C&I Key offerings include loan swaps, treasury management, foreign exchange, cyber security, and lockbox services Strong residential mortgage program, including home equity lending Loan production office strategy Focus on stable loan growth with strong underwriting standards Note: loan and deposit data as of quarter ending June 30, 2024; loan-to-value and debt service coverage as of June 30, 2024; office investment portfolio includes just one high-pass rated office investment loan within Washington D.C. and excludes owner-occupied WesBanco Overview $12.3 Billion Loan Portfolio Average loans to average deposits ratio of 89.4% provides opportunity for continued loan growth Peer-leading non-interest bearing deposit levels drives competitive funding advantage Manageable lending exposures De-emphasized consumer and several CRE categories in recent years Office investment loan portfolio ~$475 million, representing 4% of the total loan portfolio Geographically diverse (no Tier 1 cities); >99% “pass” risk grade classifications Average loan-to-value ~61%; average debt service coverage ratio ~1.7x

Securities Brokerage $1.8B in account value 11,600+ accounts Securities investment sales Investment advisory services Licensed banker and regional player/coach programs Expansion opportunities in KY, IN, and Mid-Atlantic markets, as well as external business development opportunities Trust & Investment Services $5.6B of trust and mutual fund assets under management 6,800+ relationships Legacy market private wealth management growth opportunities Expansion opportunities in the Mid-Atlantic market WesMark Funds – six proprietary funds across equities, bonds, and tactical assets Strong capabilities built upon a century of success Note: assets, loans, deposits, and clients as of June 30, 2024; chart financials as of 12/31 unless otherwise stated; Trust & Investment Services trust and mutual fund assets under management are market value and Securities Brokerage is account value (including annuities and managed accounts) WesBanco Overview Private Client Loans and Deposits (as of 12/31) ($B) CAGR 30% Trust & Investment Services AUM (Market Value as of 12/31) ($B) CAGR 4.3% 6/30 6/30 Private Client $1.6B in private client loans and deposits 5,300+ relationships Private wealth management growth opportunities across all markets $1.6 Securities Brokerage Account Value (Market Value as of 12/31) ($B) CAGR 12% 6/30 Insurance: personal, commercial, title, health, and life; expand title business in all markets; digital insurance agency for both personal and commercial property & casualty; and third-party administrator (TPA) services for small business healthcare plans

New capabilities with long-term growth opportunities WesBanco Overview Focus on building comprehensive business customer relationships by providing individualized services to improve cash flow management, increase earning power, and strengthen fraud protection for clients Key Treasury Management services Online and mobile access Deposit services Payables Sweep products Fraud and risk mitigation New Treasury Management products Multi-card (purchasing, T&E, fleet, virtual cards) Deposit escrow sub-accounting capabilities Integrated payables Integrated receivables During 2023, transformed the Treasury Management business line into a sales-oriented organization that strategically partners with commercial and business bankers to strengthen customer relationships Represents an untapped market for our business clients, as current focus is on building a strong pipeline to drive future fee-based revenues Industry experts estimate that 40% of all B2B payments in the U.S. are still made with a check .... costing companies $25 billion of processing costs annually

Digital banking utilization ~75% of retail customers utilize online digital banking services ~5.0 million web and mobile logins per month Mobile ~50% of total, with an average of 16 monthly logins per customer >260,000 mobile wallet transactions, >40,000 Zelle® payments, and ~10,000 mobile deposits per month Digital acquisition >45% of residential mortgage applications submitted via online portal >280 deposit accounts opened online per month WesBanco Insurance Services launched white-label insurance capabilities with a web-based term-life insurance platform, and a fully-integrated digital property and casualty insurance for consumers and small businesses State-of-the-art core banking software system Omni-channel presence – real-time account activity across all channels Improved customer service through reduced manual activities More efficient processing cost structure Cloud-based architecture utilization Early adoption to leverage modernized data and application platforms, combined with significant expense and performance benefits Actively harnessing advanced artificial intelligence (AI) and robotic process automation (RPA) technologies to automate business processes Utilizing digital to drive customer value and enterprise efficiency Note: digital statistics as of 2Q2024 year-to-date (“YTD”); Zelle® payment service added August 2021; online residential mortgage applications and deposit account opening capabilities launched July 2019; WesBanco Insurance Services online term-life and P&C insurance capabilities launched November 2020 and January 2021, respectively; core banking software system upgraded 8/2/2021 WesBanco Overview

WesBanco Overview

Differentiated and peer-leading deposit profile

Non-Interest Bearing Deposits as % of Total Deposits

28.5%
2017
2018
2019
2020
2021
2022
2023
2024
Q2
WSBC
$10-25B Peer Avg

Total Deposits Funding Cost

1.95%
2017
2018
2019
2020
2021
2022
2023
2024
Q2
WSBC
$10-25B Peer Avg

©2024 WesBanco, Inc. | All rights reserved

31

Differentiated and peer-leading deposit profile Note: quarterly financial data; peer bank group includes all U.S. banks with total assets of $10B to $25B from S&P Capital IQ (as of 5/3/2024) and represent simple averages; total deposits funding cost includes non-interest bearing deposits WesBanco Overview Granular core deposit funding base supports diversified commercial and retail strategy Peer-leading non-interest bearing deposit levels drives competitive funding advantage Total demand deposits (~55% of total deposits) and non-interest bearing demand deposits (~28% of total deposits) have grown organically 7% and 5%, respectively (5-year CAGR) Average loans to average deposits ratio of 89.4% provides opportunity for continued loan growth

WesBanco Overview

Favorable asset quality measures compared to peer bank group

WesBanco

Criticized & Classified Loans as % of Total Loans

2.65%
2.81%
3.02%
3.21%
1.68%
2.22%
2.22%
2.30%
2.15%
6/30/2023
9/30/2023
12/31/2023
3/31/2024
6/30/2024
WSBC
$10-25B Banks

Non-Performing Assets as % of Total Assets

0.28%
0.31%
0.33%
0.36%
0.19%
0.18%
0.16%
0.19%
0.20%
6/30/2023
9/30/2023
12/31/2023
3/31/2024
6/30/2024
WSBC
$10-25B Banks

Net Charge-Offs as % of Average Loans (Annualized)

0.11%
0.14%
0.15%
0.19%
0.02%
0.01%
0.06%
0.20%
0.07%
6/30/2023
9/30/2023
12/31/2023
3/31/2024
6/30/2024
WSBC
$10-25B Banks

Allowance for Credit Losses as % of Total Loans

1.11%
1.09%
1.17%
1.23%
1.08%
1.12%
1.12%
1.09%
1.11%
6/30/2023
9/30/2023
12/31/2023
3/31/2024
6/30/2024
WSBC
$10-25B Banks

©2024 WesBanco, Inc. | All rights reserved

32

Favorable asset quality measures compared to peer bank group Note: financial data as of quarter ending for dates specified; peer bank group includes all U.S. banks with total assets of $10B to $25B from S&P Capital IQ (as of 7/8/2024) and represent simple averages except criticized & classified loans as % of total loans which is a weighted average Non-Performing Assets as % of Total Assets Net Charge-Offs as % of Average Loans (Annualized) Allowance for Credit Losses as % of Total Loans Criticized & Classified Loans as % of Total Loans WesBanco Overview

Ensuring a strong financial institution for all of our stakeholders Note: data as of 12/31/2023 except Board diversity (as of 4/17/2024) and financial center reduction (as of 12/31/2023 and compared to 12/31/2018); “CRA” is Community Reinvestment Act; “key senior executive leadership” defined as the CEO’s direct reports and their direct reports; please visit wesbanco.com for the full sustainability report WesBanco Overview >6,800 jobs Created by New Markets Loan Program (Tax Credit Allocations 2004, 2007, 2017, 2018) $2.3 billion Community Development Lending (2019-2023) $124 million Community Reinvestment Act Investments (2023) $4.9 million Community Development Philanthropic Donations (2019-2023) ~59,500 hours Community Development Service Hours (2019-2023) 8 consecutive ”Outstanding” composite ratings from the FDIC for CRA performance, a period spanning more than 20 years ~70% female Employees identifying as female, including ~55% of Bank Officers >36% female Key senior executive leadership positions identifying as female 31% diverse Board of Directors identifying as diverse (gender, ethnicity) ~10% diverse Employees identifying as ethnically diverse, including ~7% of Bank Officers 36% supplies Green office supplies (compared to <1% in 2019) ~30% facilities Converted to LED lighting; will continue conversions, over time, as remodel facilities 50% workforce Including 90% of support areas, in either a 100% remote or hybrid schedule >20% reduction In financial center footprint, while continuing to serve customers effectively 154 years Strong culture of credit quality, risk management, and compliance

Newsweek named WesBanco one of America’s Greatest Workplaces, based on an employee survey covering topics like compensation and benefits, training and career progression, work-life balance, and company culture For the 14th time since the rankings inception in 2010, WesBanco Bank was again named one of the Best Banks in America by Forbes based on soundness, capital, credit quality, and profitability Newsweek named WesBanco Bank one of America’s Best Regional Banks, based on soundness, profitability, and customer reviews For the third consecutive year, WesBanco was named one of the best performing 100 largest banks by S&P Global Market Intelligence Bauer Financial again awarded WesBanco Bank their highest rating as a “five-star” bank – for the 40th consecutive quarter WesBanco Bank received the America Saves Designation of Savings Excellence for Banks, a designation from America Saves, for the 9th consecutive year Kroll Bond Rating Agency affirmed senior unsecured debt ratings of BBB+ to WesBanco, Inc. and A- to WesBanco Bank, Inc. National accolades a testament to strong performance & foundation Note: Kroll Bond Rating Agency rating affirmation announced 8/10/2023 WesBanco Overview

Appendix

©2024 WesBanco, Inc. | All rights reserved

Appendix

Appendix

Capital accretion post transaction

CET1 Capital Ratio (%)

9.6
10.9
10.1
11.3
At Close
12/31/2025

Tier 1 Risk-Based Capital Ratio (%)

10.3
10.9
10.7
11.3
At Close
12/31/2025

Total Risk-Based Capital (%)

13.2
12.1
13.5
12.5
At Close
12/31/2025

Leverage Ratio (%)

8.6
9.0
9.0
9.5
At Close
12/31/2025

Consolidated | Bank-Level

©2024 WesBanco, Inc. | All rights reserved 36

Capital accretion post transaction Appendix CET1 Capital Ratio (%) Leverage Ratio (%) Total Risk-Based Capital (%) Tier 1 Risk-Based Capital Ratio (%) Note: Pro-forma capital ratios inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank Consolidated Bank-Level

Appendix

Illustrative pro forma earnings accretion reconciliation

WesBanco

Illustrative Fully Phased-In EPS Accretion

Dollars in millions; excluding per share data		Adjusted 2025E (1)		Unadjusted 2025E	
WSBC Earnings	$	150.7	$	150.7	
PFC Earnings		80.2		80.2	
Combined Earnings	**$**	**230.8**	**$**	**230.8**	
Run-Rate Cost Savings	$	31.5	$	23.6	(75% phase in)
FMV Adjustments (2)		76.4		76.4	
Balance Sheet Repositioning (3)		8.9		8.9	
Durbin Adjustment		(4.0)		(4.0)	
Post-closing Transaction Expenses		-		(27.1)	
Other Adjustments (4)		(0.6)		(0.6)	
Merger Related Income (after-tax)	**$**	**112.1**	**$**	**77.1**	
Pro Forma Earnings	**$**	**343.0**	**$**	**308.0**	
Standalone Avg. Diluted Shares Outstanding (Millions)		59.6		59.6	
Standalone EPS	**$**	**2.53**	**$**	**2.53**	
Pro Forma Avg. Diluted Shares Outstanding (Millions)		95.6		95.6	
Pro Forma EPS	**$**	**3.59**	**$**	**3.22**	
EPS Accretion ($)	**$**	**1.06**	**$**	**0.69**	
EPS Accretion (%)		**42%**		**27%**	

©2024 WesBanco, Inc. | All rights reserved
37

Illustrative pro forma earnings accretion reconciliation Illustrative Fully Phased-In EPS Accretion Appendix Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves. (2) FMV adjustments include accretion of PFC’s AOCI at closing, net loan mark accretion, TruPS mark amortization, and amortization of CDI. (3) Balance sheet repositioning includes adjustments from the sale of securities, paydown of borrowings, and sale of MSRs. (4) Other adjustments include but not limited to: increase in service fee income, opportunity cost of cash, additional branch savings, and PPE & Capitalized Expense amortization. Note: WSBC and PFC 2025 net income based on street consensus estimates; consensus estimates as of 7/25/2024 (2) (3) (4) (75% phase in)

Appendix

Tangible book value dilution reconciliation

WesBanco

Estimated Tangible Book Value Dilution Detail

		$ Millions	Shares (Millions)	$ per Share
WSBC TBV at Close (12/31/2024)	$	1,305	60	$ 21.90
Net Proceeds from Equity Raise [1]		190	7	26.06
Stock Consideration to PFC		959	29	33.32
Total Goodwill Created		(450)		
Core Deposit Intangibles		(148)		
After-tax DTL Created From CDI		31		
CECL Day-1 Non-PCD Double Count		(56)		
WSBC After-Tax Deal Charges		(8)		
Pro Forma TBV at close	**$**	**1,822**	**96**	**$ 19.05**
$ dilution to WSBC				**$ (2.85)**
% dilution to WSBC				**(13.0%)**

Calculation of Estimated Intangibles Created

		$ Millions
Aggregate Transaction Value	$	959
PFC Tangible Common Equity at Close (12/31/2024)		691
Other Intangibles Deferred Tax Liability		2
Restructuring Cost Attributable to PFC [2]		(20)
Adjusted PFC Tangible Common Equity	$	673
Net Credit Mark		6
PCD Loan Mark		(50)
Rate Marks		(319)
FMV Adjustment to Fixed Assets		(2)
Gain on Sale of MSRs		9
Core Deposit Intangible		148
Deferred Tax Asset / (Liability) Created		44
Goodwill Created	**$**	**450**

©2024 WesBanco, Inc. | All rights reserved
38

Tangible book value dilution reconciliation Appendix Estimated Tangible Book Value Dilution Detail Calculation of Estimated Intangibles Created Net proceeds based on a $200mm capital raise (gross) in 2024Q3, utilizing an issuance price of $27.50/share Restructuring cost includes the RSU acceleration and cash out of options tax benefits Note: Based on June 30, 2024 financials (1) (2)

Appendix

Non-GAAP reconciliations

WesBanco

WSBC Tangible Book Value

		$ Millions
Total Shareholders' Equity	$	2,544.3
Less: Goodwill and Other Intangible Assets, net of DTL		(1,121.5)
Tangible Equity		**1,422.8**
Less: Preferred Shareholder's Equity		(144.5)
Tangible Common Equity		**1,278.3**
Add back: Accumulated Other Comprehensive Loss		235.2
Tangible Common Equity excluding AOCI	$	**1,513.5**

PFC Tangible Book Value

		$ Millions
Total Shareholders' Equity	$	979.1
Add back: DTL		2.2
Less: Goodwill and Other Intangible Assets		(305.9)
Tangible Equity		**675.4**
Less: Preferred Shareholder's Equity		-
Tangible Common Equity		**675.4**
Add back: Accumulated Other Comprehensive Loss		163.0
Tangible Common Equity excluding AOCI	$	**838.5**

PFC Tangible Common Equity / Tangible Assets

		$ Millions
Total Shareholders' Equity	$	979.1
Add back: DTL		2.2
Less: Goodwill and Other Intangible Assets		(305.9)
Tangible Equity		**675.4**
Less: Preferred Shareholder's Equity		-
Tangible Common Equity		**675.4**
Total Assets		8,778.7
Add back: DTL		2.2
Less: Goodwill and Other Intangible Assets		(305.9)
Tangible Assets	$	**8,475.0**
Tangible Common Equity / Tangible Assets		**8.0%**

PFC Tangible Book Value per Share

		$ Millions except per Share Data
Total Shareholders' Equity	$	979.1
Add back: DTL		2.2
Less: Goodwill and Other Intangible Assets		(305.9)
Less: Preferred Shareholder's Equity		-
Tangible Common Equity	$	**675.4**
Common Shares Outstanding (actual)		35,839,000
Tangible Book Value per Share	$	**18.85**

©2024 WesBanco, Inc. | All rights reserved
39

Non-GAAP reconciliations Appendix WSBC Tangible Book Value PFC Tangible Book Value PFC Tangible Common Equity / Tangible Assets PFC Tangible Book Value per Share Note: Based on June 30, 2024 financials; DTL represents 21% of other intangibles (excluding goodwill) balance

Exhibit 99.2

WesBanco, Inc. Announces Transformative Merger with Premier Financial Corp.

Creates a community-focused, regional financial services partner with $27+ billion in assets

Announces $200 million in capital commitments in support of the merger

WHEELING, W.Va., July 26, 2024 – WesBanco, Inc. (“WesBanco”) (NASDAQ: WSBC) and Premier Financial Corp. (“Premier”) (NASDAQ: PFC) jointly announced today that they have executed a definitive Agreement and Plan of Merger (“Agreement”) providing for the merger of Premier with and into WesBanco. Jeff Jackson, President and Chief Executive Officer of WesBanco, and Gary Small, President and Chief Executive Officer of Premier, made the joint announcement.

Under the terms of the Agreement, which has been unanimously approved by the board of directors of both companies, WesBanco will exchange shares of its common stock for all of the outstanding shares of Premier common stock, in an all-stock transaction. Premier shareholders will be entitled to receive 0.80 of a share of WesBanco common stock for each share of Premier common stock they own upon the effective time of the merger, for aggregate merger consideration valued at approximately $959 million, or $26.66 per share, based on WesBanco’s closing stock price of $33.32 as of July 24, 2024. The transaction values Premier at a price to June 30, 2024 tangible book value per share of 142% and a price to mean analyst estimated 2024 earnings per share of 12.9 times. The merger is expected to qualify as a tax-free reorganization.

WesBanco also announced today that it has entered into subscription agreements with investors to raise capital to support the merger, led by a $125 million investment from Wellington Management. Additional investors include Glendon Capital Management LP and Klaros Capital. In aggregate, $200 million of WesBanco common stock will be issued. The capital raise is expected to close on August 1, 2024. The proceeds of the capital raise are expected to support the pro forma bank’s balance sheet and regulatory capital ratios.

Upon completion of the merger, the shares issued to Premier shareholders are expected to comprise 30% of the outstanding shares of the combined company, the shares issued in the capital raise are expected to represent 8% of the combined company, and 62% of the outstanding shares of the combined company are expected to be held by legacy WesBanco shareholders.

Jeff Jackson, President and Chief Executive Officer of WesBanco, stated, “Today is an exciting day in WesBanco’s 155-year history as we announce our proposed merger with Premier and mark another milestone in our long-term growth strategy. This transformative merger will bring together two high-caliber institutions to create a community-focused, regional financial services partner strongly positioned to serve the unique needs of both our new and legacy communities. We are pleased to welcome Premier’s customers and employees to the WesBanco family and look forward to delivering exceptional customer experiences to our newest markets through a broader offering of banking and wealth management services. WesBanco has built an outstanding reputation for soundness, profitability, customer service, employer of choice and community development, as evidenced by multiple recent national accolades. We look forward to extending our legacy through this merger and bringing even greater value to our customers, teams, communities and shareholders.”

With highly compatible cultures and business models, the proposed merger will create a regional financial services institution with approximately $27 billion in assets, significant economies of scale, and strong pro forma profitability metrics. With complementary and contiguous geographic footprints, the combined company would be the 8th largest bank in Ohio, based on deposit market share, have increased presence in Indiana, and serve customers in nine states.

Excluding certain merger-related charges and transaction related provision for credit losses, the transaction, with cost savings fully phased in, is anticipated to be more than 40% accretive to 2025 earnings. Estimated tangible book value dilution at closing of 13% is expected to be earned back in approximately 2.8 years, using the “cross-over” method. The merger is subject to a number of customary conditions, including the approvals of the appropriate regulatory authorities and approvals by the shareholders of both WesBanco and Premier. It is expected that the transaction should be completed during the first quarter of 2025. Upon completion of the merger, four members of Premier’s current Board of Directors will be appointed to WesBanco’s Board of Directors.

“The combination of WesBanco and Premier makes for an excellent strategic fit. Both organizations value community level banking, are well aligned from a culture perspective, and are focused on performance,” said Gary Small, President and Chief Executive Officer of Premier. “The expanded reach of the organization will serve as a catalyst for growth and increased investment in products and services, to the benefit of all stakeholders: customers, associates, shareholders, as well as the communities we serve.”

At June 30, 2024, WesBanco had consolidated assets of approximately $18.1 billion, deposits of $13.4 billion, total loans of $12.3 billion, and shareholders’ equity of $2.5 billion.

At June 30, 2024, Premier had consolidated assets of approximately $8.8 billion, deposits of $7.2 billion, total loans of $6.8 billion, and shareholders’ equity of $1.0 billion.

When the transaction is consummated, WesBanco will have more than 250 financial centers, as well as loan production offices, across nine states. The transaction will expand WesBanco’s franchise by 73 financial centers located primary throughout northern Ohio, as well as in southern Michigan and northeastern Indiana. Officials of both organizations are optimistic that organizing around customer services and product delivery can be accomplished with as little employee disruption as possible.

As a condition to WesBanco’s willingness to enter into the Agreement, all of the directors and executive officers of Premier have entered into voting agreements with WesBanco pursuant to which they have agreed to vote their shares in favor of the merger.

Financial advisors involved in the transaction were Raymond James & Associates, Inc., representing WesBanco, and Piper Sandler & Co., representing Premier. Raymond James & Associates, Inc. also served as placement agent on the private placement.

Legal representations in the transaction include Phillips, Gardill, Kaiser & Altmeyer, PLLC and K&L Gates LLP for WesBanco, Nelson Mullins Riley & Scarborough, LLP for Premier, Hunton Andrews Kurth LLP for Raymond James and Schulte Roth & Zabel LLP for Wellington Management.

Forward-Looking Statements

The statements in this press release that are not historical facts, in particular the statements with respect to the expected timing of and benefits of the proposed merger between WesBanco and Premier, the parties’ plans, obligations, expectations, and intentions, and the statements with respect to accretion and earn back of tangible book value dilution, constitute forward-looking statements as defined by federal securities laws. Such statements are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; Premier’s shareholders and/or WesBanco’s shareholders may not approve the proposed merger and the merger agreement, and WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in the proposed merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2023 Annual Report on Form 10-K, Premier’s 2023 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Premier with the Securities and Exchange Commission (SEC). Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. All forward-looking statements included herein are based on information available at the time of the release. Neither WesBanco nor Premier assumes any obligation to update any forward-looking statement.

Conference Call Information

WesBanco will host a conference call and webcast to discuss the Agreement and Plan of Merger at 10:00 a.m. ET on July 26, 2024. Interested parties can access the live webcast of the conference call through the Investor Relations section of WesBanco’s website, www.wesbanco.com. Participants can also listen to the conference call by dialing 888-347-6607 (domestic), 855-669-9657 (Canada), or 1-412-902-4290 (international), and asking to be joined into the WesBanco call. Please log in or dial in at least 10 minutes prior to the start time to ensure a connection.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of WesBanco and Premier and a prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO, SHAREHOLDERS OF PREMIER, AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and shareholders of Premier prior to the respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statements/Prospectus, and other related documents are filed by WesBanco or Premier with the SEC, they may be obtained for free at the SEC’s website at http://www.sec.gov, and from either WesBanco’s website at https://www.wesbanco.com or Premier’s website at https://www.premierfincorp.com/.

Participants in the Solicitation

WesBanco, Premier, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and Premier in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier is set forth in the proxy statement for Premier’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders of WesBanco or Premier in connection with the proposed merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco, or Premier using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

WESBANCO SHAREHOLDERS AND PREMIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

About Premier Financial Corp.

Premier Financial Corp. (Nasdaq: PFC), headquartered in Defiance, Ohio, is the holding company for Premier Bank. Premier Bank, headquartered in Youngstown, Ohio, operates 73 branches and nine loan offices in Ohio, Michigan, Indiana and Pennsylvania and also serves clients through a team of wealth professionals dedicated to each community banking branch. For more information, visit Premier’s website at www.PremierFinCorp.com.

About WesBanco, Inc.

With over 150 years as a community-focused, regional financial services partner, WesBanco Inc. (NASDAQ: WSBC) and its subsidiaries build lasting prosperity through relationships and solutions that empower our customers for success in their financial journeys. Customers across our eight-state footprint choose WesBanco for the comprehensive range and personalized delivery of our retail and commercial banking solutions, as well as trust, brokerage, wealth management and insurance services, all designed to advance their financial goals. Through the strength of our teams, we leverage large bank capabilities and local focus to help make every community we serve a better place for people and businesses to thrive. Headquartered in Wheeling, West Virginia, WesBanco has $18.1 billion in total assets, with our Trust and Investment Services holding $5.6 billion of assets under management and securities account values (including annuities) of $1.8 billion through our broker/dealer, as of June 30, 2024. Learn more at www.wesbanco.com and follow @WesBanco on Facebook, LinkedIn and Instagram.

SOURCE WesBanco, Inc.

WesBanco Company Contacts
John Iannone	Alisha Hipwell
Senior Vice President, Investor Relations	Executive Vice President, Corporate Communications
(304) 905-7021	(304) 234-9230

Premier Company Contact

Kathy Bushway

Senior Vice President, Chief Marketing Officer

(330) 742-0638